SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2005

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press release dated October 20, 2005

Press release dated October 4, 2005

Report on the First Half of the 2005 (the opinion of the External Auditors is included)

Eni S.p.A. By-laws as amended on September 23, 2005 (Amendments to Article 5, Paragraph 1, of Eni S.p.A.’s By-laws in connection with the execution of the increase of the company capital resolved by the Board of Directors to implement the 2002 Eni shares assignation Plans to Eni Group managers; Paragraphs 4 and 5 of Article 5 have been repealed, being the period of effectiveness of the delegations of authority to the Board of Directors contained in said Paragraphs expired)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: October 31, 2005

PRESS RELEASE

The Heads of Eni and Gazprom strike new deals in oil and gas upstream and commercialization.

The deals will concern activities of hydrocarbon exploration in Russia, commercialization of oil products outside Russia and commercialization of gas in Europe.

San Donato Milanese (MI), October 20, 2005 - Today a meeting between the heads of Eni and Gazprom took place in Moscow attended by Eni CEO Paolo Scaroni, the COO E&P Division Stefano Cao, the COO G&P Division Luciano Sgubini, Gazprom Chairman Alexey Miller and Head of Foreign Relations S. Tsygankov. The meeting was to evaluate new opportunities for co-operation and development in the oil & gas sector, especially bearing in mind the strengthening achieved by Gazprom in the upstream with its Sibneft acquisition.

During the meeting Eni and Gazprom agreed to promote new deals in activities of hydrocarbon exploration in Russia, commercialization of oil products outside Russia and commercialization of gas in Europe.

Taking into account the agreements of today, the top managers of the two companies have decided to consider the deal signed on the May 10, 2005 outdated and to proceed with the definition of a new and wider deal, which will be submitted in due course, whether necessary, to the authorizations of the Antitrust Authorities.

The top managers of the two companies have agreed to meet again by the end of October to fix the overall outlook of the new co-operation considering the deals reached today.

Eni is one of the world's leading integrated energy companies, operating in the oil and gas, power generation, oilfield services and engineering industries. It is active in around 70 countries and employs a staff of approximately 71,500 people. In 2004, Eni posted consolidated revenues of EUR 58.3 billion and generated a net profit of EUR 7.3 billion. Daily production of hydrocarbons in 2004 was 1.624 million barrels of oil equivalent (boe) per day, and proved reserves amounted to 7.218 billion boe.

PRESS RELEASE

Eni wins four new exploration permits in Libya

The exploration activity of Eni, located in the Murzuk and Kufra southern basins, includes 6 new exploration wells and 7,500 km² of seismic surveys

San Donato Milanese (MI), October 4, 2005 - Eni announces that it has won 4 exploration permits in Libya as a result of an international tender made by the Libyan Government. The exploration permits cover an overall area of 17,876  km² and are located in the Murzuk and Kufra southern basins, in the southern part of the Country. As a result of the permits acquired in Murzuk, Eni has strengthened its position in a high potential region where the El Feel giant field has already been producing.

The area awarded in the Kufra basin represents an important commitment in an equally high potential territory in the South-Eastern part of the Libyan desert. The exploration activity of Eni includes 6 new exploration wells and 7,500 km² of seismic surveys.

Eni has been awarded the greatest number of permits as an operator in a tender which received applications from over 50 foreign companies, demonstrating the success of Eni's strong commitment to Libya.

Eni has been present in Libya for approximately 50 years and it has recently completed 2 major projects in the Country on time and within budget. These are the development of the oil field of El Feel in the Murzuk, which will reach a production of 150,000 barrels of oil equivalent per day and the Western Libyan Gas Project, which will allow a production of 10 billion cubic metres of gas per year, 8 billion of which is to be exported to Italy through the trans-Mediterranean Greenstream pipeline.

In Libya, Eni equity production is about 190,000 boe per day.

Eni is one of the world's leading integrated energy companies, operating in the oil and gas, power generation, oilfield services and engineering industries. It is active in around 70 countries and employs a staff of approximately 71,500 people. In 2004, Eni posted consolidated revenues of EUR 58.3 billion and generated a net profit of EUR 7.3 billion. Daily production of hydrocarbons in 2004 was 1.624 million barrels of oil equivalent (boe) per day, and proved reserves amounted to 7.218 billion boe.

Contents

Contents
Mission
Eni is one of the most important integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, oilfield services construction and engineering industries. In these businesses it has a strong edge and leading international market positions.

Eni’s objective is to create new value to meet its shareholders expectations through the continuous improvement of cost efficiency and the quality of its products and services and through the attention to the needs of its employees and the commitment to a sustainable growth pattern also encompassing the careful assessment of the environmental impact of its activities and the development of innovative and efficient technologies.

To achieve this objective Eni relies on the managerial and technical capabilities as well as the continuous development of its workforce, and on an increasingly lean and entrepreneurial organization.

BOARD OF DIRECTORS (1)
Chairman
Roberto Poli (2)
Managing Director
Paolo Scaroni (3)
Directors
Alberto Clô, Renzo Costi, Dario Fruscio,
Marco Pinto, Marco Reboa,
Mario Resca, Pierluigi Scibetta

GENERAL MANAGERS
Exploration & Production Division
Stefano Cao (4)
Gas & Power Division
Luciano Sgubini (5)
Refining & Marketing Division
Angelo Taraborelli (6)	BOARD OF STATUTORY AUDITORS (7)
Chairman
Paolo Andrea Colombo
Statutory Auditors
Filippo Duodo, Edoardo Grisolia, Riccardo Perotta, Giorgio Silva
Alternate Auditors
Francesco Bilotti, Massimo Gentile

MAGISTRATE OF THE COURT OF ACCOUNTS
DELEGATED TO THE CONTROL OF ENI SpA’S
FINANCE ACCOUNTING
Luigi Schiavello (8)
Alternate
Angelo Antonio Parente (9)

External Auditors (10)
PricewaterhouseCoopers SpA

(1) (2) (3) (4)

The composition and powers of the Internal Control Committee, Compensation Committee and International Oil Committee are presented in the “Other Information” section of the Report of the Directors.

Appointed by the Shareholders’ Meeting held on May 27, 2005 for a three-year period. The Board of Directors expires at the date of approval of the financial statements for the 2007 financial year
Appointed by the Shareholders’ Meeting held on May 27, 2005
Powers conferred by the Board of Directors on June 1, 2005
Appointed by the Board of Directors on November 14, 2000

(5) (6) (7) (8) (9) (10)	Appointed by the Board of Directors on January 30, 2001
Appointed by the Board of Directors on April 14, 2004
Appointed by the Shareholders’ Meeting held on May 27, 2005 for a three-year period, expiring at the date of approval of the financial statements for the 2004 financial year
Duties assigned by the resolution of the Governing Council of the Court of Accounts on June 24-25, 2003
Duties assigned by the resolution of the Governing Council of the Court of Accounts on May 27-28, 2003
Appointed by the Shareholders’ Meeting of May 28, 2004 for a three-year period

September 21, 2005

  Report on the
First Half
of
2005

Contents

Report of the Directors and accounts for the first half of 2005

Report of the Directors		Operating Review
	4	Exploration & Production
	8	Gas & Power
	19	Refining & Marketing
	22	Petrochemicals
	25	Research and Development
	28	Financial Review
	44	Other Information
Accounts for the first half of 2005	55	Adoption of IFRS
	64	Balance Sheets
	65	Profit and loss account
	66	Statements of changes in shareholders’ equity
	68	Statements of Cash Flows
	71	Basis of presentation
	72	Principles of consolidation
	72	Evaluation criteria
	82	Notes to the consolidated financial statements

Report of Independent Auditors	127

Eni means Eni SpA and its consolidated subsidiaries

Contents

highlights

Eni’s first half net profit was euro 4,343 million, an increase of euro 978 million from the first half of 2004, or 29%. Adjusted net profit at replacement cost, that does not include the positive effect of higher profit in stock of euro 167 million and the negative euro 581 million effect of special items, was euro 4,406 million, an increase of 46%

Taking into account the results achieved, Eni’s Board of Directors resolved to distribute an interim dividend for the fiscal year 2005 of euro 0.45 per share. The ex-dividend date is October 24, 2005, payment starts on October 27, 2005

Liquid and natural gas production increased to 1.7 million boe/day, up over 5%, from the first half of 2004, resulting from the full production of fields started-up in late 2004, in particular in Libya and Angola. This increase reaches 9.4% without taking into account the price effect on Production Sharing Agreements (63,000 boe/day)

On August 4, 2005, in Libya one year after the start-up of the Wafa onshore field, the first well in the offshore Bahr Essalam gas field came onstream within the integrated Western Libyan Gas project for the development of natural gas reserves (Eni’s interest 50%). When fully operational in 2006 the two fields will produce 10 billion cubic meters/year, of these 8 billion (4 net to Eni) are due to be exported on European markets through the Greenstream pipeline (Eni’s interest 75%) that started operations in October 2004

As part of its strategy of expansion in areas with high mineral potential, Eni acquired the exploration license for 104 blocks onshore and offshore Northern Alaska for a total acreage of 1,718 square kilometers and, following an international bid tender, the exploration license for two blocks located onshore and offshore India for a total acreage of 14,445 square kilometers

An agreement signed with the Indian Oil & Natural Gas Corporation aimed at identifying business opportunities in exploration and production of hydrocarbons is intended to accelerate the development of Eni’s activities in a country with high exploration potential

As part of its strategy of international expansion in LNG, Eni acquired for a period of 20 years regasification capacity of 6 billion cubic meters/year of the Cameron regasification terminal on the Louisiana coast of the United States with start-up expected in 2008. This transaction will ensure access to a key consumption area and will allow Eni to exploit its natural gas reserves in Africa

On September 6, following the approval of the Italian Antitrust Authority, Eni divested 100% of the share capital of Italiana Petroli SpA (IP), a retail fuel distribution company, to Api SpA for euro 190 million

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Contents
Main financial data	(million euro)
First half

2004	2004	2005	Change	% Ch.

54,274	Net sales from operations	26,406	32,495	6,089	23.1
12,130	Operating profit	5,738	8,041	2,303	40.1
7,059	Net profit	3,365	4,343	978	29.1
12,081	Net cash flow from operating activities	7,407	8,434	1,027	13.9
7,329	Capital expenditure	3,680	3,070	(610)	(16.6)
34,683	Shareholders’ equity including minority interest	32,014	36,844	4,830	15.1
10,460	Net borrowings at period end	12,978	9,546	(3,432)	(26.4)
45,143	Net capital employed	44,992	46,390	1,398	3.1

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in net borrowings for the first half of the year cannot be extrapolated for the full year.

Main operating data
First half

2004	2004	2005	Change	% Ch.

	Daily production of:
1,034	oil (thousand barrel)	1,021	1,104	83	8.1
590	natural gas (1) (thousand boe)	603	610	7	1.2
1,624	hydrocarbons (1) (thousand boe)	1,624	1,714	90	5.5
73.43	Sales of natural gas to third parties (billion cubic meters)	40.24	40.58	0.34	0.8
3.70	Own consumption of natural gas (billion cubic meters)	1.68	2.59	0.91	54.2
77.13		41.92	43.17	1.25	3.0
	Sales of natural gas of Eni’s affiliates
7.32	(net to Eni) (billion cubic meters)	3.65	4.54	0.89	24.4
84.45	Total sales and own consumption of natural gas (billion cubic meters)	45.57	47.71	2.14	4.7
28.26	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	14.09	16.33	2.24	15.9
13.85	Electricity production sold (terawatthour)	6.08	10.55	4.47	73.5
53.54	Sales of refined products (million tonnes)	27.07	24.81	(2.26)	(8.3)
9,140	Service stations at period end (in Italy and outside Italy) (units)	10,677	9,139	(1,538)	(14.4)
7,118	Petrochemical production (thousand tonnes)	3,679	3,579	(100)	(2.7)
5,299	Sales of petrochemicals products (thousand tonnes)	2,619	2,673	54	2.1
48,968	Employees at period end (units)	55,557	48,210	(7,347)	(13.2)

(1)	Includes natural gas production volumes consumed in operations (38,000, 36,000 and 42,000 boe/day in 2004, the first half of 2004 and the first half of 2005, respectively).

Main market indicators
First half

2004	2004	2005	Change	% Ch.

38.22	Average price of Brent dated crude oil (1)	33.66	49.55	15.89	47.2
1.244	Average EUR/USD exchange rate (2)	1.227	1.285	0.06	4.7
30.72	Average price in euro of Brent dated crude oil	27.43	38.56	11.13	40.6
4.02	Average European refining margin (3)	3.74	5.52	1.78	47.6
2.1	Euribor - three-month euro rate (%)	2.1	2.1	..	..

(1)	In USD/barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In USD/barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
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Contents

exploration & production

Mineral right portfolio and exploration activities

As of June 30, 2005, Eni’s portfolio of mineral rights consisted of 921 exclusive or shared interests1 for exploration and development in 34 countries on five continents, for a total net acreage of 234,381 square kilometers (234,180 at December 31, 2004). Of these, 41,341 square kilometers concerned production and development (41,997 at December 31, 2004). Outside Italy net acreage (205,828 square kilometers) increased by 5,283 square kilometers resulting from acquisitions in Pakistan, Egypt, Norway and the United States, offset in part by releases in Congo, Tunisia and Brazil.

In Italy (28,553 square kilometers) total acreage declined by 5,082 square kilometers due to releases.

In the first half of 2005, a total of 28 new exploratory wells were drilled (9 of which represented Eni’s share), as compared to 31 in the first half of 2004 (12 represented Eni’s share). Overall success rate was 25.8% (40.2% of which represented Eni’s share), as compared to 48% (56.1% of which represented Eni’s share) in the first half of 2004. Main discoveries were made in Australia, Indonesia, Pakistan, Nigeria and Egypt.

Production
First half

2004	2004	2005	Change	% Ch.

1,624	Daily production of hydrocarbons (1) (2) (thousand boe)	1,624	1,714	90	5.5
271	Italy	271	267	(4)	(1.5)
380	North Africa	371	449	78	21.0
316	West Africa	301	326	25	8.3
308	North Sea	334	288	(46)	(13.8)
349	Rest of world	347	384	37	10.7
577.9	Production sold (million boe)	286.8	301.4	14.6	5.1

(1)	Includes Eni’s share of production of joint ventures accounted for with the equity method from January 1, 2005 (formerly accounted for proportionally).
(2)	Includes natural gas production consumed in operations (38,000, 36,000 and 42,000 boe/day in 2004, the first half of 2004 and 2005, respectively).

In the first half of 2005, daily liquid and natural gas production was 1,714,000 boe, up 90,000 boe from the first half of 2004, or 5.5%. This increase was 9.4% without taking into account the price effect on PSAs2. Production increases were registered

(1)	Of these, 1 exploration and development right held in joint venture and accounted for with the equity method from January 1, 2005 (previously accounted for proportionally) and 5 exploration rights held through affiliates for activities in Saudi Arabia, Russia and Spain.
(2)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its expenditure (profit oil).

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Contents

in particular in Libya, Angola, Iran, Kazakhstan, Algeria, Italy (oil) and Australia. These increases were partly offset by: (i) lower production entitlements (down 63,000 boe) in PSAs related to higher international oil prices; (ii) declines in mature fields mainly in Italy (natural gas) and the United Kingdom; (iii) the effect of the divestment of assets in 2004 (down 27,000 boe). The share of production outside Italy was 84% (83% in the first half of 2004).

Daily production of oil and condensates (1,104,000 barrels) was up 83,000 barrels from the first half of 2004, or 8.1%, due to increases registered in: (i) Angola, due to the full production of fields in the Kizomba A area in Block 15 (Hungo and Chocalho, Eni’s interest 20%) and the start-up of the Bomboco field located in area B of Block 0 (Eni’s interest 9.8%); (ii) Libya, due to full production at the Wafa (Eni’s interest 50%) and Elephant fields (Eni’s interest 23.33%); (iii) Iran, due to full production at the South Pars field Phases 4-5 (Eni operator with a 60% interest) and production increases at the Dorood (Eni’s interest 45%) and Darquain (Eni operator with a 60% interest) fields; (iv) Kazakhstan, in the Karachaganak field (Eni co-operator with a 32.5% interest) due to increased production related to the entry into service of new facilities resulting in higher exports from the Novorossiysk terminal on the Russian coast of the Black Sea; (v) Algeria, due to full production at the Rod and satellite fields (Eni operator with a 63.96% interest); (vi) Italy, due to increased production in the Val d’Agri reflecting the full production of the fourth treatment train of the oil center; (vii) Australia, due to full production at the Bayu Undan field (Eni’s interest 12.04%). These increases were partly offset by declines of mature fields in particular in the United Kingdom and by the effect of the divestment of assets carried out in 2004.

Daily production of natural gas (610,000 boe) was up 7,000 boe from the first half of 2004, or 1.2%, reflecting primarily increases registered in Libya, due to full production at the Wafa field (Eni’s interest 50%), offset in part by the declines registered in particular in Italy and the United Kingdom due to declining mature fields and the effect of the divestment of assets effected in 2004.

Liquid and gas production sold amounted to 301.4 million boe. The 8.8 million boe difference over production was due essentially to own consumption of natural gas (7.6 million boe).

Main exploration and development projects

ALASKA In August 2005, Eni acquired from the US independent company Armstrong Oil & Gas 104 exploration blocks onshore in the North Slope and offshore in the Beaufort Sea. The blocks, with a total acreage of 1,718 square kilometers, include two fields in the pre-development phase holding commercial reserves of 60 million barrels of oil and an exploration potential in excess of 110 million barrels.

ANGOLA Between January and May 2005 in area B of Block 0 former Cabinda (Eni’s interest 9.8%) production started at the Bomboco and North Sanha oil, condensate and LPG offshore fields. LPG is produced through an FPSO (Floating Production Storage Offloading) unit, the largest in its class in the world. At Sanha a complex for the reinjection of gas into the fields has been built aiming at reducing gas flaring by

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50%. Peak production of oil, condensates and LPG is expected at 100,000 barrels/day (11,000 barrels/day net to Eni) in 2007.

The Kissanje and Dikanza oil fields in the deep offshore of Angola started production in July 2005. They are part of phase B of the development of discoveries in the Kizomba area in Block 15 (Eni’s interest 20%). These two fields produce through a TLP (Tension Leg Platform) installed on Kissanje and an underwater system on Dikanza, production is then transferred on an FPSO unit with a treatment capacity of 250,000 barrels/day and a storage capacity of over 2 million barrels. Peak production at 43,000 barrels of oil per day net to Eni is targeted at 2007.

INDIA In July 2005, Eni has been awarded two exploration permits in India in Blocks 8 and D-6 both as operator, following an international bid tender. Onshore Block 8 (Eni’s interest 34%) is located in Rajasthan in the northwest of India, and extends for 1,335 square kilometers. Offshore Block D-6 (Eni’s interest 40%) is located deepwater in the Indian Ocean, some 130 kilometers west of the Andaman Islands, and covers an area of 13,110 square kilometers. This is the first exploration contract awarded to Eni in India.

In September 2005 Eni and the Indian Oil & Natural Gas Corporation signed a memorandum of understanding establishing mutual cooperation between the companies aimed at finding new exploration and production opportunities. In particular, the companies will exchange information on a range of deep offshore exploration projects in India and in other countries, with an option to exchange equity interests in selected upstream and midstream projects.

IRAN In January 2005, at Assaluyeh on the coast of the Persian Gulf construction of the gas treatment plant for phases 4 and 5 of the development of the gas and condensates South Pars field was completed. The field is operated by Eni with a 60% interest through a buy-back contract and was developed through the installation of two offshore platforms and of two 100-kilometer long underwater pipelines with a 32" diameter linking it to the coast. The treatment plant now produces 20 billion cubic meters/year of natural gas and over 90,000 barrels/day of condensates. In the short term it will also produce 1 million tonnes/year of LPG. The contract provides that the field’s liquid production be used to compensate costs incurred and to provide return on invested capital. A production peak of over 50,000 barrels/day of liquids (condensates, butane, propane) net to Eni is expected in 2006.

KAZAKHSTAN Within the North Caspian Sea PSA for the development of the Kashagan field, on March 31, 2005 Eni and the other members of the consortium, except for one, acquired British Gas’s interest (16.67%) in proportional shares, according to the option exercised in May 2003, and sold half of this newly acquired interest to the national Kazakh company Kazmunaygaz, new partner in the PSA with an 8.335% interest. Eni therefore increased its interest from 16.67% to 18.52% and continues acting as operator. The outlay for this transaction amounted to dollar 200 million. At June 30, 2005, the total amount of contracts awarded for the development of the field was approximately dollar 7 billion.

Within the Karachaganak project (Eni co-operator with a 32.5% interest) the proper functioning of the new gas injection plants in the first half of 2005 allowed, among other things, to ship to the Caspian Pipeline Consortium (Eni’s interest 2%) a large amount of the oil production from the field, that was supplied as CPC blend to the Novorossiysk terminal on the Black Sea. The Phase 2M (maintenance) of the Karachaganak project continued according to plans.

NIGERIA In April 2005, the Okpai power station (Independent Power Plant, Eni’s interest 20%) started operations, with a generation capacity of 450 megawatts on two gas and one steam turbines. The project entailed also the construction of a 54-kilometer long

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aerial transmission line with a capacity of 130 kilowatthour. The power station is fed with gas from the Kwale fields in permit OML 60 (Eni operator with a 20% interest) which will supply up to 2 million cubic meters/day of natural gas when the power station is fully operational. The project is part of Eni’s and the Nigerian government’s plan to reach zero gas flaring.

In August 2005, Eni finalized its entry as operator in Blocks OML 120 and OML 121.

UNITED STATES In Green Canyon Block 562 (Eni operator with an 18.17% interest) in the deep offshore of the Gulf of Mexico production from the K2 oil field started with an initial flow rate of 8,000 boe/day. The field’s development includes two additional subsea wells linked to the nearby Marco Polo platform, operated by a partner. Peak production of approximately 6,000 boe per day (net to Eni) is expected in 2007.

Eni acquired 22 exploration blocks in the Gulf of Mexico following its participation to 194 (March 2005) and 196 Lease Sale (August 2005).

Capital expenditure

In the first half of 2005, capital expenditure of the Exploration & Production segment amounted to euro 2,220 million (euro 2,486 million in the first half of 2004) and concerned mainly development expenditure (euro 1,885 million) directed mainly outside Italy (euro 1,724 million), in particular in Kazakhstan, Libya, Angola and Egypt. Development expenditure in Italy (euro 162 million) concerned primarily the continuation of drilling development wells, the completion of work for plant and infrastructure in Val d’Agri and sidetrack and infilling actions in mature areas. Exploration expenditure amounted to euro 186 million, of which about 97% was directed outside Italy. Outside Italy exploration concerned in particular the following countries: Norway, Indonesia, Brazil, Egypt and Nigeria. In Italy exploration concerned essentially the onshore of Sicily and Central Italy. Eni also acquired a further 1.85% interest in the Kashagan development project with an outlay of dollar 200 million.

As compared to the first half of 2004, capital expenditure declined by euro 266 million, down 10.7%, due essentially to the completion of relevant projects (in particular South Pars in Iran and the onshore section of the Western Libyan Gas Project) and to the effect of the 4.7% appreciation of the euro over the dollar.

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gas & power

natural gas

Supply of natural gas

(billion cubic meters)

First half

2004	2004	2005	Change	% Ch.

11.30	Italy	5.64	5.34	(0.30)	(5.3)
20.62	Russia	11.24	11.12	(0.12)	(1.1)
1.60	Russia via Blue Stream	0.87	1.05	0.18	20.7
18.86	Algeria	9.96	10.73	0.77	7.7
8.45	Netherlands	4.6	4.37	(0.23)	(4.9)
5.74	Norway	3.12	3.07	(0.05)	(1.7)
3.57	Hungary	2.09	2.11	0.02	1.0
0.55	Libya		1.87	1.87	..
1.76	United Kingdom	0.88	1.12	0.24	27.3
1.27	Algeria (LNG)	0.72	0.76	0.04	5.6
1.00	Other (LNG)	0.42	0.48	0.06	..
0.68	Croatia	0.33	0.42	0.09	27.3
0.08	Other purchases via pipeline	0.08	0.30	0.22	..
0.12	Other purchases Europe	0.02	0.03	0.01	..
1.20	Outside Europe	0.58	0.58	0.00	0.0
65.42	Outside Italy	34.91	38.01	3.10	8.9
76.72	Total supplies	40.42	43.36	2.93	7.3
0.93	Withdrawals from storage	1.63	0.16	(1.47)	(90.2)
(0.52)	Network losses and measurement differences	(0.26)	(0.34)	(0.08)	30.8
77.13	Available for sale	41.92	43.17	1.25	3.0

In the first half of 2005, Eni’s Gas & Power segment supplied 43.36 billion cubic meters of natural gas, with a 2.93 billion cubic meters increase from the first half of 2004, up 7.3%, in line with volumes sold. Natural gas volumes supplied outside Italy (38.01 billion cubic meters) represented 88% of total supplies (83% in the first half of 2004).

Supplies outside Italy amounted to 38.01 billion cubic meters, the 3.10 billion cubic meter increase from the first half of 2004 (up 8.9%) concerned primarily the reaching of full volumes from Libya (1.87 billion cubic meters) and higher purchases from Algeria (0.77 billion cubic meters). The main declines concerned purchases from the Netherlands (down 0.23 billion cubic meters) and Russia (down 0.12 billion cubic meters).

Supplies in Italy (5.34 billion cubic meters) declined by 0.3 billion cubic meters, or 5.3%, from the first half of 2004, due to the decline in production of the Exploration & Production segment.

In the first half of 2004, a total of 0.16 billion cubic meters of natural gas were withdrawn from the storage sites of Stoccaggi Gas Italia SpA as compared to 1.63 billion cubic meters in the first half of 2004.

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Take-or-pay

In order to meet the medium and long-term demand of natural gas, in particular of the Italian market, Eni entered into long-term purchase contracts with producing countries that currently have a residual average term of approximately 16 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 67.6 billion cubic meters of natural gas per year (Russia 28.5, Algeria 21.5, Netherlands 9.8, Norway 6 and Nigeria LNG 1.8) by 2008. The average annual minimum quantity (take-or-pay) is approximately 85% of said quantities. Despite the fact that increasing volumes of natural gas available are sold outside Italy, the expected development of Italian demand and supply of natural gas in the medium and long-term and the evolution of regulations in this segment represent a risk element in the management of take-or-pay contracts.

Sales of natural gas

(billion cubic meters)

First half

2004	2004	2005	Change	% Ch.

50.39	Italy	27.90	27.46	(0.44)	(1.6)
14.18	Wholesalers	9.23	7.09	(2.14)	(23.2)
0.54	Gas release		1.07
35.67	End customers	18.67	19.30	0.63	3.4
12.39	Industrial users	6.46	6.23	(0.23)	(3.6)
15.92	Thermoelectric	7.61	8.4	0.79	10.4
7.36	Residential and commercial	4.6	4.67	0.07	1.5
21.87	Rest of Europe	11.76	12.56	0.80	6.8
1.17	Outside Europe	0.58	0.56	(0.02)	(3.4)
73.43	Total sales to third parties	40.24	40.58	0.34	0.8
3.70	Own consumption	1.68	2.59	0.91	54.2
77.13	Sales to third parties and volumes consumed by Eni	41.92	43.17	1.25	3.0
7.32	Sales of natural gas of Eni’s affiliates (Eni’s share)	3.65	4.54	0.89	24.4
6.60	Europe	3.33	4.18	0.85	25.5
0.72	Outside Europe	0.32	0.36	0.04	12.5
84.45	Total sales of natural gas	45.57	47.71	2.14	4.7

In the first half of 2005 natural gas sales (47.71 billion cubic meters, including own consumption and Eni’s share of sales of affiliates and relevant companies3) were up

(3)	At present the only relevant company is Nigeria LNG Ltd (Eni’s interest 10.4%).

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2.14 billion cubic meters from the first half of 2004, or 4.7%, reflecting primarily higher sales in markets in the rest of Europe (up 1.61 billion cubic meters, including sales of affiliates, or 11%) and higher own consumption of natural gas for power generation at EniPower’s power stations (up 0.91 billion cubic meters, or 54.2%), whose effects were offset in part by lower sales in Italy (down 0.44 billion cubic meters, or 1.6%).

In a more and more competitive market, natural gas sales in Italy (27.46 billion cubic meters) were down 0.44 billion cubic meters from the first half of 2004, or 1.6%, reflecting primarily a decline in sales to wholesalers (down 2.14 billion cubic meters) and to industries (down 0.23 billion cubic meters), also related to the fact that part of supplies (1.07 billion cubic meters) to operators in these sectors – in particular wholesalers – was carried out in accordance with certain decisions of the Antitrust Authority (so called gas release)4. These declines were offset in part by higher sales to the thermoelectric segment (up 0.79 billion cubic meters, or 10.4%).

Natural gas sales in the rest of Europe (12.56 billion cubic meters) were up 0.80 billion cubic meters, or 6.8%, due to increases registered in: (i) sales under long-term supply contracts with importers to Italy (0.4 billion cubic meters), also due to reaching of full supplies from Libyan fields; (ii) Germany (0.24 billion cubic meters) related in particular to increased supplies to Eni’s affiliate GVS (Eni’s interest 50%) and the start-up of supplies to Wingas; (iii) supplies to the Turkish market via the Blue Stream gasline (0.18 billion cubic meters); (iv) France (0.15 billion cubic meters) related to the beginning of gas marketing activities.

Own consumption5 was 2.59 billion cubic meters, up 0.91 billion cubic meters from the first half of 2004, or 54.2%, reflecting primarily higher supplies to EniPower due to the coming onstream of new generation capacity.

Sales of natural gas by Eni’s affiliates, net to Eni and net of Eni’s supplies, were 4.54 billion cubic meters, up 0.89 billion cubic meters from the first half of 2004, or 24.4%, related in particular to Unión Fenosa Gas and concerned: (i) GVS with 1.90 billion cubic meters; (ii) Unión Fenosa Gas (Eni’s interest 50%) with 0.80 billion cubic meters; (iii) volumes of natural gas (0.74 billion cubic meters) treated at the Nigeria LNG Ltd (Eni’s interest 10.4%) liquefaction plant in Nigeria, destined to US and European markets; (iv) Galp Energia (Eni’s interest 33.34%) with 0.71 billion cubic meters.

Transmission

In the first half of 2005, volumes of natural gas input in the national grid (28.46 billion cubic meters) increased by 0.71 billion cubic meters from the first half of 2004, up 2.6%, due to increases in consumption registered in the thermoelectric

(4)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 billion cubic meters of natural gas (2.3 billion cubic meters/year) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network.
(5)	In accordance with article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

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segment, related to the entry into service of combined cycle power plants, and to the industrial segment.

Eni transported 16.33 billion cubic meters of natural gas on behalf of third parties in Italy, up 2.24 billion cubic meters from the first half of 2004, or 15.9%.

Natural gas volumes transported (1)
(billion cubic meters)

First half

2004	2004	2005	Change	% Ch.

52.15	On behalf of Eni	27.75	28.46	0.71	2.6
28.26	On behalf of third parties	14.09	16.33	2.24	15.9
9.25	Enel	4.84	5.43	0.59	12.2
8.00	Edison Gas	3.96	4.18	0.22	5.6
11.01	Others	5.29	6.72	1.43	27.0
80.41		41.84	44.79	2.95	7.1

(1)	Volumes include amounts input to domestic storage.

Development projects

LNG United States
As part of its strategy of expansion of the LNG business, on August 1, 2005, Eni signed an agreement with the US company Cameron LNG Llc (belonging to the Sempra Energy group) to purchase a share in the regasification capacity of the Cameron liquefied natural gas terminal in Louisiana; construction is planned to start late in 2005 and expected to be completed in 2008. The share of regasification capacity purchased amounts to 6 billion cubic meters per year for a period of 20 years, which corresponds to 40% of the overall initial capacity of the terminal (15.5 billion cubic meters per year). This transaction will enable Eni to sell part of its natural gas North African and Nigerian reserves on the US natural gas markets.

LNG Egypt
In January 2005, the first LNG shipment was made from the Damietta liquefaction plant (Eni’s interest 40% through its 50% interest in Unión Fenosa Gas) that is targeted to produce about 7 billion cubic meters/year to be sold principally on the Spanish market. The partners in the project (Unión Fenosa Gas and Egyptian companies EGPC and EGAS) are planning an expansion of the plant that provides for the construction of a second train with the same capacity of the first one. Eni will supply about 3 billion cubic meters/year to the first train for twenty years. Further volumes will be supplied to the second train under an intent protocol signed in March 2005 with the Egyptian Government.

Germany
In January 2005, Eni agreed a 14 year contract, starting in 2006, for the supply of 1.2 billion cubic meters/year of natural gas to the German company Wingas. The gas will be delivered at Eynatten at the German-Belgian border.

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Sale of the water business
In March 2005, after receiving the authorization of the Antitrust Authority, the agreement for the sale of Italgas’s majority interest (67.05%) in Società Azionaria per la Condotta di Acque Potabili to Amga SpA and Smat SpA was finalized for euro 85.1 million (euro 15.57 per share). The sale contract had been signed on December 13, 2004.

In May 2005, after receiving the authorization of the Antitrust Authority, the agreement for the sale of Italgas’s 100% interest in Acquedotto Vesuviano SpA to Gori SpA was finalized for euro 20 million. The sale contract had been signed on March 10, 2005.

The above transactions are part of Eni’s strategy of concentrating its resources in its core natural gas business.

Agreement between Eni and Gazprom/Gazexport
On May 10, 2005, the Russian companies Gazprom and Gazexport (a 100% subsidiary of Gazprom) closing a negotiation started in 2004, signed an agreement, finalized on June 16, 2005 which provides the following:

(a)	extension to 2027 at unchanged contractual conditions of some supply contracts due to expire in 2017 for a total volume of 10.5 billion cubic meters/year;
(b)	for the three-year period 2009-2011 (when oversupply is expected on Italian markets) a decrease in take-or-pay penalties within the limits of additional volumes sold on Italian markets by Gazexport related to the upgrade of the TAG pipeline from 2008;
(c)	a reduction of 2 billion cubic meters/year in contract volumes of a supply contract and the sale to Gazexport of the relevant transport capacity of the TAG pipeline currently used by Eni;
(d)	the option for Gazexport to purchase from Eni directly or through a subsidiary owned for over 50% of its share capital up to a maximum of 25% of the share capital of Promgas SpA (a company owned in equal shares by Eni and Gazexport) leaving however joint control to the two parent companies at a price determined according to its fair market value, which will keep into account the agreed restructuring of the present contract structure under which Eni will cease to act as broker for Promgas for gas supplies to Edison and will only provide transport services through the TAG gasline.

The finalization of the agreement and relevant contracts is subject to the approval of the Italian Antitrust Authority on the sale of transport capacity under (c).

Regulatory framework

Actions by the Antitrust Authority and the Authority for electricity and gas

TTPC
On February 1, 2005, the Antitrust Authority opened a procedure against Eni to ascertain an alleged abuse of dominant position. The events leading to the opening of the procedure relate to behaviors of Trans Tunisian Pipeline Co Ltd (TTPC), wholly owned by Eni, concerning its decision to consider expired certain ship-or-pay contracts signed on March 31, 2003 by TTPC with four shippers, who were entitled to new

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capacity on TTPC’s pipeline, due to the non occurrence of suspensive clauses. Therefore TTPC decided to not proceed to the planned upgrade of the pipeline by 2007.

On July 28, 2005 Eni submitted to the Antitrust Authority a proposal containing the actions it intends to perform in order to favor the opening of the Italian natural gas market, subject to the recognition by the Authority of their ability to improve competition. The proposal concerns:

(i)	the upgrade of the TTPC pipeline for the import of natural gas to Italy from Algeria. The plan, prepared in agreement with the Algerian national company Sonatrach entails an increase in transit capacity[6] of 3.2 billion cubic meters/year from 2008 and further 3.3 billion cubic meters/year from 2012. The expenditure for the first upgrade required is estimated at euro 330 million and will be borne entirely by Eni. The new capacity has been conferred to importers to Italy under a non discriminating sale procedure. The efficacy of the relevant transport contracts is subject to suspensive clauses that need to take place before October 30, 2005. The TTPC pipeline, 742-kilometer long, made up of two lines with a diameter of 48 inches each 371-kilometer long, transports natural gas across Tunisia from Oued Saf Saf where Algerian natural gas enters into Tunisia, to Cap Bon on the Mediterranean coast where it links with the Trans Mediterranean Pipeline Co (TMPC) pipeline. It has a transit capacity of 27 billion cubic meters/year and three compression stations. An integral part of the agreement is represented by the corporate and contractual restructuring of TMPC, a company owned by Eni and Sonatrach in equal shares, owner of the underwater pipeline crossing the Sicily Channel from Cap Bon to Mazara del Vallo, entry point into the Italian national gasline network. The TMPC pipeline is 775-kilometer long, made up of five lines each 155-kilometer long with diameters ranging from 20 and 26 inches and a transit capacity of 28 billion cubic meters/year;
(ii)	upgrade of the Trans Austria Gasleitung (TAG) pipeline for the import into Italy of Russian gas. The plan, agreed in June 2005 with the national Austrian company ÖMV, entails an increase in transit capacity of 3.2 billion cubic meters/year from 2008. The new capacity will be available to importers to Italy under a non discriminating sale procedure expected to start in September 2005. The expected expenditure amounts to euro 130 million (euro 115 million paid by Eni). The TAG pipeline, 1,018-kilometer long, made up of two lines, each about 380-kilometer long and a third line 258-kilometer long, with diameters ranging from 36 to 42 inches, crosses Austria from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, point of entry into the Italian national network. It has a transit capacity of approximately 32.5 billion cubic meters/year and three compression stations;
(iii)	a 2 billion cubic meters/year reduction of contract volumes in one of the 4 take-or-pay contracts entered with Gazexport for the purchase of Russian gas for the remaining term (2006-2027) and the provision to Gazexport of the relevant transport capacity currently assigned to Eni as shipper on the TAG pipeline that would become available following the mentioned reduction in contract volumes purchased and transported by Eni. This would allow Gazexport to sell its gas directly without the intervention of Eni.

(6)	Transit capacity is the maximum daily flow at the entry points of the gasline that is transported to the next transport infrastructure.

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Opening of an inquiry on prices
With Decision No. 107/2005 the Authority for electricity and gas started a formal inquiry against Eni and other importing operators stating their failure to comply with the Authority information requirement expressed in its Decision No. 188/2004 of October 27, 2004, by which it required natural gas importing operators, among which Eni, to give information concerning: (i) dates and supplier for each supply contract for the import of natural gas; (ii) FOB purchase prices; (iii) updating price formulas; and (iv) volumes supplied and FOB purchase average prices on a monthly basis for each supplying contract relating to the period October 2002-September 2004.

Eni appealed this decision with the Regional Administrative Court of Lombardia that with Decision No. 89/2005 of March 22, 2005 cancelled the obligation on part of Eni to communicate dates and supplier for each contract and FOB purchase prices.

With a letter dated March 14, 2005 and taking into account the Regional Court’s decision, Eni gave the Authority only part of the information required; in particular information concerning volumes supplied and FOB purchase average prices on a monthly basis was not provided because it would allow to calculate the part of information the presentation of which was annulled by the Regional Administrative Court’s decision. With Decision No. 107/2005 the Authority for electricity and gas stated Eni’s failure to comply with the Authority information requirement. The inquiry was to be concluded by July 30, 2005.

Law 481/1995 states that, when its decisions are disregarded, the Authority may impose a fine ranging from a minimum of euro 25,000 to a maximum of euro 150 million.

Determination of reference prices for non eligible customers at December 31, 2002 - Decision No. 248/2004 of the Authority for electricity and gas
In order to dampen the inflationary pressures related to the increase in international oil prices in the second half of 2004, the Authority, with Decision No. 248 of December 29, 2004, changed the indexing mechanism concerning the raw material component in tariffs paid by end customers that were non eligible customers at December 31, 2002 according to Decision No. 195/2002. The decision introduced the following changes: (i) establishment of a cap set at 75% for the changes in the raw material component if Brent prices fall outside the 20-35 dollar/barrel interval; (ii) change of the relative weight of the three products making up the reference index of energy prices whose variations – when higher or lower than 5% as compared to the same index in the preceding period – determine the adjustment of raw material costs; (iii) substitution of one of the three products included in the index (a pool of crudes) with Brent crude; (iv) reduction in the value of the variable wholesale component of the selling price by euro 0.25 cents per cubic meter in order to foster the negotiation of prices consistent with average European prices in gas import contracts starting from October 1, 2005.

Decision No. 248/2004 also imposes the obligation to provide new conditions consistent with the said decision to suppliers of natural gas to wholesalers under contracts that do not contain price adjustment clauses in case of changes in the adjustment rules of supply conditions.

Eni filed a claim against Decision No. 248/2004, requesting its suspension. On January 25, 2005 the Regional Administrative Court of Lombardia accepted the claim and

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on March 22, 2005 the Council of State rejected the Authority’s claim requesting the annulment of the suspension. With a judgment of June 28, 2005, the Regional Administrative Court of Lombardia annulled Decision No. 248/2004 of the Authority for electricity and gas. The Authority decided to make a counterclaim to the Council of State (Decision No. 184 of September 5, 2005) and on September 7 wrote a letter to the Italian Parliament and Government inviting them to contribute to its counterclaim with the Council of State and to provide and authentic interpretation of Law 239/2004 (on the reorganization of the energy sector) for the definition of public service.

Decision No. 166/2005 of the Authority for electricity and gas
With Decision No. 166 of July 29, 2005, the Authority for electricity and gas approved criteria for the definition of tariffs for the transport of natural gas on the national and regional network of gas pipelines for the second four-thermal-year regulated period (October 1, 2005-September 30, 2009). The new tariff structure confirms the breakdown of the tariff into two components: capacity and commodity in a ratio of 70 to 30 and the entry-exit model for the determination of the capacity component on the national pipeline network, already present in the previous tariff regime established by Decision No. 120/2001.

The major new elements of the new regime are the following:

-	a reduction of the rate of return of capital employed in transport activity from 7.94% to 6.7% (pre-tax);
-	a new set of incentives for new capital expenditure. In the previous regime, the return on upgrade and capacity expansion expenditure was 7.47% for one year only included in the calculation of the capacity component of the transport tariff and 4.98% for 6 years in the calculation of the commodity component. The new tariff structure provides an additional rate of return depending on the type of expenditure on the return rate acknowledged to capital employed: from a minimum of 1% for safety measures that do not increase transport capacity, applied for 5 years, to a maximum of 3% for expenditure that increases capacity at entry points into the national network, applied for 15 years. The additional return is part of the determination of the maximum allowed in the calculation of the capacity component of the tariff and therefore is not influenced by changes in volumes transported;
-	the updating by means of a price cap mechanism of the maximum amount of revenues the transport undertaking is entitled to (allowed revenues) and the annual recalculation of the portion relating to capital costs. This price cap mechanism applies to operating costs and amortization charges (previously it applied to the entire allowed amount). The annual rate of recovery of productivity was confirmed at 2%; this is used to reduce the effect of changes in the consumer price index in the updating of the preceding year’s allowed revenues;
-	the reduction from 4.5% to 3.5% of the preset annual rate of change of productivity recovery for the updating of the commodity component of the tariff;
-	the elimination from the tariff of the fixed cost of connection, substituted by an amount proportional to measurement, aimed at favoring measuring and data collection;

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-	confirmation of the tariff reduction for start-ups (construction/upgrade of combined cycle plants for electricity generation) and for offtake in low season periods (from May 1 to October 31) already contained in Decisions No. 5/2005 and 6/2005 which updated the previous tariff regime.

The companies active in the field of gas transport submit their tariff proposals to the Authority before March 31 of each year.

Change of Decision No. 237/2000 and new tariff criteria
Decision No. 104 of June 25, 2004 postponed to September 30, 2004 the duration term of the first regulated period for natural gas distribution activity and the validity of the basic tariff options approved by the Authority for thermal year 2004.

With Decision No. 170 of September 29, 2004 the Authority defined gas distribution tariffs for the second regulated period from October 1, 2004 to September 30, 2008, setting at 7.5% the rate of return on capital employed of distribution companies, as compared to the 8.8% rate set for the previous distribution tariff regime. The rate of productivity recovery – one of the components of the annual adjustment mechanism of tariffs – was set at 5% of operating expenses and amortization charges (as compared to the 3% rate applied to total expenses and charges in the preceding regulated period).

Municipalities may request a contribution lower than 1% of revenues of distribution companies destined to cover supply costs of certain categories of customers.

The Regional Administrative Court of Lombardia in a decision published on February 16, 2005 accepted the distributors’ claim and cancelled Decision No. 170/2004 of the Authority in the part where it defines criteria that: (i) do not foresee that allowed revenues for distribution companies for the second regulated period are calculated keeping into account expenditure made and to be made after those considered for the approval of allowed revenues for thermal year 2003-2004; (ii) foresee a constant rate of productivity recovery for the whole regulated period in the updating of allowed revenues. The Authority filed a claim with the Council of State, that, on March 8, 2005 suspended the Regional Administrative Court’s decision while waiting for the judgment.

Accepting the Administrative Court’s decision: (i) with Decision No. 122 of June 21, 2005, the Authority integrated and changed Decision No. 170/2004 defining a new determination mechanism for distribution tariffs that take into account the expenditure made by distributing companies; (ii) with Decision No. 171 of August 3, 2005 the Authority also defined the application modes of the individual regime contained in Decisions No. 170 and 173/2004.

Inquiry of the Authority for Electricity and Gas on Italgas Più SpA (now merged in Eni SpA) and Italgas SpA
With Decision No. 88/2005, the Authority for Electricity and Gas started an inquiry on Italgas Più SpA (now merged in Eni SpA) concerning: (i) the minimum contractual conditions of sale service (Decision No. 229/2001) related to belated emission of invoices as compared to periods set by the Authority for Electricity and Gas; (ii) wrong statements on the number of services requested by Italgas Più customers to Italgas SpA (connections and similar services) from August 26 to September 5, 2004.

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On August 12, 2005 the Authority for Electricity and Gas presented the following results: (i) violation of article 5 of Decision No. 229/2001 concerning the belated emission of invoices from August 26 to September 5, 2004. The Authority considers such behavior unacceptable in light of the electronic migration of data ongoing in that period and the tools used by the Company inadequate to inform customers, although it acknowledges the effort of the Company at diminishing the negative effects of belated invoicing by providing longer terms for payment, but this event can only influence the amount of the fine that will be imposed to the Company. The Authority stresses also the need to provide proper information to customers on the right to pay by installments under Decision No. 229/2001; (ii) confirmation of wrong statements worsened by the fact that it has hindered the Authority’s control activity.

The final decision is expected before the end of September.

With Decision No. 82/2005 the Authority started a similar procedure against Italgas SpA for alleged wrong statements on the number of services requested by Italgas Più SpA.

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power generation

In the first half of 2005, electricity production sold was 10.55 terawatthour, up 4.47 terawatthour, or 73.5% from the first half of 2004, due to the full commercial operation of the Ravenna (up 1.74 terawatthour) and Ferrera Erbognone (up 0.99 terawatthour) plants and the entry into service of the first new power unit at Mantova (up 1.32 terawatthour).

A total of 2.22 terawatthour of purchased electricity were resold to eligible customers, with an increase of 0.66 terawatthour, up 42.3%. Sales of steam amounted to 5,376,000 tonnes, increasing by 445,000 tonnes, up 9%, due to increased production volumes at Ravenna, Mantova and Ferrera Erbognone.

First half

2004	2004	2005	Change	% Ch.

13.85	Electricity production sold (terawatthour)	6.08	10.55	4.47	73.5
3.10	Electricity trading (terawatthour)	1.56	2.22	0.66	42.3
10,040	Steam (thousand tonnes)	4,931	5,376	445	9.0

Capital expenditure

In the first half of 2005, capital expenditure in the Gas & Power segment totaled euro 521 million (euro 771 million in the first half of 2004) and related in particular to: (i) development and maintenance of Eni’s transmission network in Italy (euro 304 million); (ii) the continuation of the construction of combined cycle power plants (euro 124 million) in particular at Brindisi and Mantova; (iii) development and maintenance of Eni’s distribution network in Italy (euro 59 million). As compared to the first half of 2004, capital expenditure declined by euro 250 million, down 32.4%, due essentially to the completion of the Greenstream gasline for the import into Italy of gas produced in Libyan fields.

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refining & marketing

Supply and trading

In the first half of 2005, a total of 31.89 million tonnes of oil were purchased (32.51 million in the first half of 2004), of which 18.30 million tonnes from Eni’s Exploration & Production segment, 7.07 million from producing countries under long-term contracts and 6.52 million on the spot market. The geographic sources of oil purchased were the following: 25.4% came from West Africa, 17.9% from North Africa, 17.4% from countries of the former Soviet Union, 15.4% from the Middle East, 13.9% from the North Sea, 7.4% from Italy and 2.6% from other areas. Some 15.37 million tonnes were resold, representing a decrease of 0.46 million tonnes, down 2.9% from the first half of 2004. In addition, 1.54 million tonnes of intermediate products were purchased (1.58 million tonnes in the first half of 2004) to be used as feedstocks in conversion plants and 8.25 million tonnes of refined products (10.58 million tonnes in the first half of 2004) sold as a complement to Eni’s own production in the Italian market (2.59 million tonnes) and in markets outside Italy (5.66 million tonnes).

Refining

In the first half of 2005 refining throughputs on own account in Italy and outside Italy were 18.20 million tonnes, in line with the first half of 2004, in particular processing increased at Taranto and Livorno and on third parties refineries. These increases were offset by the maintenance standstill of the Porto Marghera refinery

Petroleum products availability
(million tonnes)

First half

2004	2004	2005	Change	% Ch.

	Italy
26.75	Products processed in wholly-owned refineries	12.70	12.71	0.01	0.1
(1.50)	Products processed for third parties	(0.81)	(0.78)	0.03	(3.7)
8.10	Products processed in not owned refineries	4.19	4.12	(0.07)	(1.7)
(1.64)	Products consumed in operations and losses	(0.91)	(0.83)	0.08	(8.8)
31.71	Products available	15.17	15.22	0.05	0.3
5.07	Purchases of finished products and change in inventories	2.61	2.58	(0.03)	(1.1)
(5.03)	Finished products transferred to foreign cycle	(2.38)	(2.55)	(0.17)	7.1
(1.06)	Consumption for power generation	(0.51)	(0.54)	(0.03)	5.9
30.69	Products sold	14.89	14.71	(0.18)	(1.2)
	Outside Italy
4.04	Products available	1.97	2.00	0.03	1.5
13.78	Purchases of finished products and change in inventories	7.83	5.55	(2.28)	(29.1)
5.03	Finished products transferred from Italian cycle	2.38	2.55	0.17	7.1
22.85	Products sold	12.18	10.10	(2.08)	(17.1)
53.54	Sales in Italy and outside Italy	27.07	24.81	(2.26)	(8.3)

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and lower processing at the Gela refinery following the damage caused by a sea storm to the docking infrastructure in December 2004.

Total refining throughputs on wholly owned refineries was 12.71 million tonnes, in line with the first half of 2004, with a balanced capacity utilization rate of 100%.

Distribution of refined products

In the first half of 2005 sales of refined products (24.81 million tonnes) were down 2.26 million tonnes from the first half of 2004, or 8.3%, mainly due to the divestment of activities in Brazil in August 2004 (down 1.51 million tonnes), a decline in sales to oil companies and traders outside Italy (down 0.74 million tonnes) and declining retail and wholesale sales in Italy (down 0.18 million tonnes).

Retail sales in Italy
Sales of refined products on retail markets in Italy (5.22 million tonnes) were down 110,000 tonnes from the first half of 2004, or 2.1%, reflecting primarily a decline in domestic consumption of gasoline and LPG (down 2.3%). Eni’s retail market share increased slightly from 35.9% in the first half of 2004 to 36%; the increase in market share of Agip branded service stations (from 29% to 29.4%) was offset in part by the decline registered by IP branded service stations.

At June 30, 2005, Eni’s retail distribution network in Italy consisted of 7,229 service stations (of these 4,341 were Agip branded and 2,888 IP branded), 15 less than at December 31, 2004 (7,244 units), due to closures (31 service stations), the positive balance (10 units) of acquisitions/releases of lease concessions and the opening of 6 new service stations.

Divestment of Italiana Petroli
Following the approval of the Italian Antitrust Authority granted on August 25, 2005, on September 6, 2005 Eni divested 100% of the share capital of Italiana Petroli (IP) to Api - Anonima Petroli Italiana SpA for euro 190 million, subject to an adjustment for the change in IP’s net equity between December 31, 2004 and August 31, 2005. As part of the sale transaction, the parties signed: (i) a five-year fuel supply agreement under which IP will purchase from Eni given amounts of fuel each year; (ii) an 18-month long agreement for the supply of lubricants and fuel transport services from storage sites to service stations.

Retail sales outside Italy
Sales of refined products on retail markets in the rest of Europe were 1.77 million tonnes, up 110,000 tonnes from the first half of 2004, or 6.6%, in particular in Germany, the Czech Republic and Spain. At June 30, 2005, Eni’s retail distribution network in the rest of Europe consisted of 1,910 service stations, 14 more than at December 31, 2004, due in particular to purchases of service stations in Germany and France.

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Wholesale sales
Sales on wholesale markets in Italy were 5.07 million tonnes, down 70,000 tonnes from the first half of 2004, or 1.4%, reflecting mainly lower sales of fuel oil to the thermoelectric segment, due to the progressive substitution of fuel oil with natural gas in power plants.

Sales on wholesale markets outside Italy were 2.16 million tonnes, down 0.88 million tonnes, or 28.9%, reflecting mainly the divestment of activities in Brazil.

Sales of petroleum products in Italy and outside Italy
(million tonnes)

First half

2004	2004	2005	Change	% Ch.

10.93	Retail sales	5.33	5.22	(0.11)	(2.1)
10.70	Wholesale sales	5.14	5.07	(0.07)	(1.4)
21.63		10.47	10.29	(0.18)	(1.7)
3.05	Petrochemicals	1.51	1.50	(0.01)	(0.7)
6.01	Other sales (1)	2.91	2.92	0.01	0.3
30.69	Sales in Italy	14.89	14.71	(0.18)	(1.2)
3.47	Retail rest of Europe	1.66	1.77	0.11	6.6
0.57	Retail Brazil	0.57	0.00	(0.57)	..
5.30	Wholesale sales	3.04	2.16	(0.88)	(28.9)
9.34		5.27	3.93	(1.34)	(25.4)
13.51	Other sales (1)	6.91	6.17	(0.74)	(10.7)
22.85	Sales outside Italy	12.18	10.10	(2.08)	(17.1)
53.54		27.07	24.81	(2.26)	(8.3)

(1)	Includes bunkering, sales to oil companies and MTBE sales.

Capital expenditure

In the first half of 2005, capital expenditure in the Refining & Marketing segment amounted to euro 216 million (euro 277 million in the first half of 2004) and concerned: (i) refining and logistics (euro 116 million), in particular the construction of the tar gasification plant at the Sannazzaro refinery and plant efficiency and flexibility improvement actions; (ii) the upgrade of the distribution network in Italy (euro 45 million); (iii) the upgrade of the distribution network and the purchase of service stations in the rest of Europe (euro 22 million). As compared to the first half of 2004, capital expenditure declined by euro 61 million, down 22%, due essentially to the completion of actions on refineries concerning the upgrade of fuel characteristics to the new European requirements in force from January 1, 2005.

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petrochemicals

Sales - production - prices

In the first half of 2005, sales of petrochemical products (2,673,000 tonnes) were up 54,000 tonnes, or 2.1% from the first half of 2004, reflecting primarily higher sales of intermediates (up 26%), aromatics (up 9%) and olefins (up 4.5%) related to positive demand and the fact that intermediate sales, in particular acetone and phenol, declined in the first half of 2004 following a standstill due to an accident occurred at the Porto Torres dock. These increases were offset in part by declines in: (i) polyethylenes (down 9%) due to lower LLDPE availability related to the standstill of the Priolo plant and to a decline in demand resulting from expected price declines; (ii) styrene (down 5.7%) related to the shutdown of the Ravenna ABS plant and the standstill for maintenance of the Mantova styrene plant.

Production (3,579,000 tonnes) declined by 100,000 tonnes, down 2.7% from the first half of 2004, due to declines registered in particular in polyethylenes (down 7.2%), styrenes (down 6.4%) and olefins (down 4.4%) due mainly to plant standstills. Nominal production capacity declined by 0.9% from the first half of 2004, due mainly to the shutdown of the ABS line in Ravenna and the standstill for maintenance of the Mantova styrene plant. The average capacity utilization rate decreased by 2.2 percentage points (from 78.5% to 76.3%) due mainly to a reduced utilization rate of polyethylene and polystyrene plants.

About 36% of production was consumed internally (36.5% in the first half of 2004). Oil-based feedstocks supplied by Eni’s Refining & Marketing segment covered 21% of requirements in the first half of 2005 (20% in the first half of 2004).

The prices of Eni’s principal products increased by 25.1% on average. The more relevant increases concerned olefins (up 33.7%; in particular propylene and butadiene increased by nearly 40%), intermediates (up 29.8%) and polyethylene (up 25.2%).

Product availability
(thousand tonnes)

First half

2004	2004	2005	Change	% Ch.

4,236	Basic petrochemicals	2,190	2,164	(26)	(1.2)
1,606	Styrene and elastomers	804	779	(25)	(3.1)
1,276	Polyethylene	685	636	(49)	(7.2)
7,118	Products available	3,679	3,579	(100)	(2.7)
(2,615)	Monomer consumption	(1,344)	(1,287)	57	(4.2)
684	Purchases and change in inventories	284	381	97	34.2
5,187		2,619	2,673	54	2.1

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Sales
(thousand tonnes)

First half

2004	2004	2005	Change	% Ch.

2,766	Basic petrochemicals	1,382	1,519	137	9.9
1,038	Styrene and elastomers	538	518	(20)	(3.7)
1,383	Polyethylene	699	636	(63)	(9.0)
5,187		2,619	2,673	54	2.1

Business segments

Basic petrochemicals
Sales of basic petrochemicals (1,519,000 tonnes) increased by 137,000 tonnes from the first half of 2004, up 9.9%, reflecting increased sales of intermediates (up 26%), aromatics (up 9%; in particular benzene) and olefins (up 4.5%; in particular ethylene), related to positive demand and the fact that in the first half of 2004 intermediate sales, especially phenol and acetone, had declined due to an accident occurred at Porto Torres.

Basic petrochemical production (2,164,000 tonnes) decreased by 26,000 tonnes, down 1.2%, mainly in olefins (down 4.4%), resulting from the standstills of the Porto Marghera cracker – related to the standstill of Eni’s refinery supplying feedstocks – and of the Dunkerque and Gela cracker related to lower demand for monomers from the downstream polyethylene plant. The decline in olefins was offset in part by higher production of intermediates (up 7.9%) and aromatics (up 5.4%).

Styrene and elastomers
Styrene sales (300,000 tonnes) decreased by 18,000 tonnes, down 5.7% from the first half of 2004, reflecting primarily lower styrene availability (down 30.5%) following the maintenance standstill of the Mantova plant, and lower ABS/SAN availability (down 19%) related to the shutdown of the Ravenna plant. These negative factors were offset in part by higher sales of expandable polystyrene (up 2%).

Elastomers sales (218,000 tonnes) were in line with the first half of 2004, down 0.9%. Higher sales of EPR rubber (up 23%) and latices (up 13%) were offset by declines in commodity rubber, related to a weak demand in the last part of the period (TPR was down 9.5%, BR 6.4% and SBR 4.6%).

Styrene production (525,000 tonnes) decreased by 36,000 tonnes from the first half of 2004, down 6.5%, due essentially to shutdowns and standstills of plants.

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Elastomer production (254,000 tonnes) increased by 11,000 tonnes from the first half of 2004, up 4.6%; the increase concerned primarily EPR rubber (up 25%) and latices (up 18%) in line with the trend in demand.

Polyethylene
Sales of polyethylene (636,000 tonnes) decreased by 63,000 tonnes from the first half of 2004, down 9%, due to a weaker demand affecting all products, in particular LLDPE and LDPE (both down 10%).

Production (636,000 tonnes) decreased by 49,000 tonnes, down 7.2%, in line with the trend in demand.

Capital expenditure

In the first half of 2005, capital expenditure amounted to euro 52 million (euro 51 million in the first half of 2004) and concerned in particular extraordinary maintenance (euro 22 million), actions for the improvement of efficiency of plants and rationalization (euro 15 million), actions for health, safety and environmental regulations (euro 11 million) and R&D and improvement actions (euro 4 million).

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research and development

In the first half of 2005, many proprietary technologies were implemented at the industrial level for the first time and many others continued their development; Eni invested euro 105 million in research and development (euro 106 million in the first half of 2004).

Exploration & Production
In the Exploration & Production segment, a battery of special drilling poles was made available for advanced drilling technologies and applied on the Monte Enoc field. The poles are made of an aluminum alloy body that allows the reduction of masses and therefore of dynamic stress in high/very high deviation wells.

Studies in advanced geosteering continued. The results of a field test made in November-December 2004 for checking the signal of the scalpel at seismic ends while drilling were analyzed and made available.

Field applications of a methodology for the 3D modeling of the network of fractures existing in a reservoir and the simulation of the flow of fluids within these fractures continued.

In the area of seismic imaging further developments derived from the innovative proprietary CRS (Common Reflection Surface) Stack and 3D depth imaging (PSPI and KTA) technologies allowed for significantly better results than conventional methods, in particular in terms of reduction of project times and associated risks for the definition of the geological model in the exploration and development phase. Despite being still in the development phase, these technologies have been included in the industrial production cycle thanks also to the support of High Performance Computing.

In the area of stratigraphic seismics, the AFI (Avo Fluid Inversion) technology for the prediction of the kind of fluid contained in a field from seismic data aimed at validation and ranking of prospecting entered the production phase.

In the area of underwater production systems, the development of advanced techniques for monitoring sealines by means of intelligent pigs continued, as well as the preparation of the underwater version of a technique already successfully applied onshore that allows for the production of low pressure wells.

Studies and experiences continued with the PRIMEFLO technology that allows for an accurate leak/obstruction detection in pipelines and sealines. Studies are aimed at its validation in multiphase environments.

In the area of environmental protection, handbooks and application protocols have been prepared for environmental monitoring by means of biomarkers and innovative tools for the quantification and reduction of the environmental impact of offshore E&P activities (zero effect discharge).

Within the integrated program for “H2S management in E&P operations”, which aims at identifying innovative solutions for mitigating the impact of sour gases on assets operated by Eni, the proprietary technology for bulk separation of H2S by means of condensates was tested at pilot level and positive indications have been obtained from innovative techniques for sulfur storage.

Major research areas:

Reduction of exploration and development costs
Geosciences
High resolution prospecting techniques
Field simulation models
Field productivity enhancement methods
Advanced drilling systems
Production in hostile environments

Performance and product differentiation
Advanced process control
Innovative polymerization catalysis

Feedstocks enhancement
Long distance gaslines
Conversion of heavy crudes into light products
Conversion of gas into liquid products

Environmental protection
New formulas for fuels and lubricants
Hydrogen
“Clean” catalytic processes
Air quality monitoring
Reclaiming of polluted soil
Renewable energy (solar, photovoltaic)

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Gas & Power
In the Gas & Power segment, the High Pressure Transport development project continued with the construction of a pilot pipeline with a diameter of 48 inches in very high resistance steel that will allow to identify the limits of this technology. Within this same project a 10-kilometer long test pipeline in X 80 steel is under construction.

Work continued in the area of evaluation of new technologies for detecting and monitoring instable areas. Relevant developments are underway in the field of tools for the identification of leakages in natural gas distribution with technologies developed at European level.

Within the European Group for Research on Natural Gas, studies were completed on a non destructive system for the identification of corrosion and on methods for analyzing the safety and reliability of gasline networks with specific attention to interference of third parties. Eni continued its work in the European Pipeline Research Group.

Studies continued on the development of distributed generation of electricity and heat; testing continued on a proprietary co-generation plant using gas fired micro turbines.

Refining & Marketing
In the Refining & Marketing segment, work continued on the development of fuels and lubricants with high quality and low environmental impact. In this area, after the successful launch of the new BluSuper high octane gasoline with very low environmental impact, studies continued on further improvements of the Blu family of fuels.

In the field of industrial lubricants, new formulas were applied to oils for turbines and compressors employing new group II base oils. Some products have been reformulated also in the heavy duty line with advantages in terms of costs and/or performance. Marine lubricants received qualification by an important engine manufacturer (Wartsila Switzerland).

R&D work continued in the field of hydrotreatment of gasoils with high aromatic content aimed at improving their environmental performance by means of catalytic hydrodearomatization.

A pilot plant for the industrial development of a new type of poly-fuel reforming is nearing completion. The process is based on catalytic oxidation with short contact time with liquid and gaseous hydrocarbons aimed at producing hydrogen at competitive costs, also in medium to small sized plants provided with high flexibility in terms of various kinds of refinery feedstocks.

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Oil and gas intrasegment research
As concerns technologies touching on matters of interest for more than one segment, the most relevant projects underway are:

-	in the field of heavy crudes enhancement, at the Taranto refinery a 1,200 barrels/day plant based on the proprietary Eni Slurry Technology has been completed. This technology will be extended also to the upgrading of distillates from refinery residues, currently turned into fuel oil;
-	in the field of gas to liquids conversion, Eni continued the testing of wax production by means of Fischer-Tropsch synthesis and the related technique for wax upgrading by means of hydrocracking;
-	work on environmental issues was focused in particular on an integrated research program on greenhouse gases concerning the industrial feasibility of the geological segregation of carbon dioxide;
-	the project continued for the Early Warning Monitoring System aimed at building a computerized platform for the real time identification of physical and chemical entities used for the monitoring and control of Eni’s typical productions with specific attention to environmental impact.

Petrochemicals
In Petrochemicals, in a high pressure industrial plant low and very low density ethylene-butene copolymers were produced by means of a new proprietary catalytic system with process improvements and products better suited to their application, such as a new formula for shock resistant polystyrene for refrigerators provided with higher chemical resistance to oils. The basic design has been established for a new manufacturing plant for expandable polystyrene in continuous mass through a proprietary technology.

Snamprogetti continued the development of a technology for the production of styrene monomer directly from ethane and benzene.

In the first half of 2005, a total of 6 applications for patents were filed.

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financial review

Profit and loss account

(million euro)

First half

2004	2004	2005	Change	% Ch.

54,274	Net sales from operations	26,406	32,495	6,089	23.1
1,346	Other income and revenues	555	322	(233)	(42.0)
(38,737)	Operating expenses	(18,875)	(22,228)	(3,353)	(17.8)
(4,753)	Depreciation, amortization and writedowns	(2,348)	(2,548)	(200)	(8.5)
12,130	Operating profit	5,738	8,041	2,303	40.1
(113)	Net financial expense	(62)	(176)	(114)	(183.9)
852	Net income from investments	574	413	(161)	(28.0)
12,869	Profit before income taxes	6,250	8,278	2,028	32.4
(5,464)	Income taxes	(2,699)	(3,763)	(1,064)	(39.4)
7,405	Profit before minority interest	3,551	4,515	964	27.1
(346)	Minority interest	(186)	(172)	14	7.5
7,059	Net profit	3,365	4,343	978	29.1

7,059	Net profit	3,365	4,343	978	29.1
(281)	Exclusion of profit in stock	(144)	(311)	(167)	(116.0)
6,778	Net profit at replacement cost (1)	3,221	4,032	811	25.2
(133)	Exclusion of special items	(207)	374	581	..
6,645	Adjusted net profit (2)	3,014	4,406	1,392	46.2

(1)	Replacement cost net profit and operating profit reflect the current cost of supplies. The replacement cost net profit for the period is arrived at by excluding from the historical cost net profit the profit or loss in stock, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.
(2)	The reconciliation of reported operating profit and net profit to adjusted operating and net profit at replacement cost is found at pages 37-38.

Eni’s net profit for the first half of 2005 was euro 4,343 million, up euro 978 million from the first half of 2004, or 29.1%, reflecting primarily a euro 2,303 million increase in operating profit (up 40.1%) – of which euro 266 million are profit in stock – recorded in particular in the Exploration & Production, Refining & Marketing and Petrochemical segments, deriving from an increase in oil prices in dollars (Brent up 47.2%), higher sales volumes of liquids and gas (up 15.2 million boe), higher refining margins (Brent up 47.6%) and, in Petrochemicals, higher margins and a better operating performance. These positive factors were offset in part by the effect of a weaker dollar (down 4.7% on the euro), higher provisions to the risk reserve, in particular for environmental charges, the fact that gains on the sale of assets had been recorded in the first half of 2004. The increase in operating profit was offset in part by higher income taxes (euro 1,064 million) and the recording of a gain of euro 308 million in the first half of 2004 on the disposal of about 9% of Snam Rete Gas share capital.

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Adjusted net profit for the first half, that does not include the positive effect of higher profit in stock of euro 167 million net of the fiscal effect and the negative euro 581 million effect of special items, increased by euro 1,392 million or 46.2%.

Operating profit for the first half of 2005 was euro 8,041 million, up euro 2,303 million from the first half of 2004, or 40.1%, reflecting primarily the increases reported in the following segments:

-	Exploration & Production (up euro 1,806 million, or 52.1%) primarily reflecting higher realizations in dollars (oil up 42.1%, natural gas up 18.9%) and lower asset impairment (euro 45 million) combined with increased sales volumes (up 15.2 million boe, or 5.3%), offset in part by the effect of the 4.7% depreciation of the dollar over the euro (approximately euro 280 million, related in part to currency translations effects) and the fact that gains on the sale of assets (euro 118 million) were recorded in the first half of 2004;
-	Refining & Marketing (up euro 439 million, or 103%) reflecting stronger realized refining margins (the margin on Brent was up 1.78 dollars/barrel, or 47.6%) and higher profit in stock (euro 265 million), offset in part by the effect of the depreciation of the dollar over the euro;
-	Petrochemicals (euro 149 million) reflecting a recovery in product margins and an improved operating performance.

These increases were offset in part by higher operating losses (euro 129 million) of the Other activities and Corporate and financial companies segments, due in particular to higher environmental provisions and provisions related to certain legal proceedings.

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Net sales from operations

(million euro)

First half

2004	2004	2005	Change	% Ch.

15,287	Exploration & Production	6,865	9,954	3,089	45.0
17,302	Gas & Power	8,991	11,162	2,171	24.1
26,089	Refining & Marketing	12,139	14,747	2,608	21.5
5,331	Petrochemicals	2,425	2,999	574	23.7
3,025	Other activities	1,532	1,380	(152)	(9.9)
851	Corporate and financial companies	398	434	36	9.0
(13,611)	Consolidation adjustment	(5,944)	(8,181)	(2,237)	37.6
54,274		26,406	32,495	6,089	23.1

Eni’s net sales from operations (revenues) for the first half of 2005 were euro 32,495 million, up euro 6,089 million from the first half of 2004, or 23.1%, reflecting primarily higher product prices and volumes sold in all of Eni’s main operating segments, partially offset by the impact of a weaker dollar relative to the euro.

Revenues generated by the Exploration & Production segment were euro 9,954 million, up euro 3,089 million, or 45%, reflecting primarily higher prices realized in dollars (oil up 42.1%, natural gas up 18.9%) and higher liquid and gas production sold (15.2 million boe, up 5.3%) partially offset by the appreciation of the euro over the dollar.

Revenues generated by the Gas & Power segment were euro 11,162 million, up euro 2,171 million, or 24.1%, reflecting primarily increased natural gas prices and increased electricity production sold (4.47 terawatthour, up 73.5%), offset in part by the appreciation of the euro over the dollar.

Revenues generated by the Refining & Marketing segment were euro 14,747 million, up euro 2,608 million, or 21.5%, reflecting primarily higher international prices for oil and refined products, offset in part by the appreciation of the euro over the dollar and the effect of the sale of distribution activities in Brazil in August 2004.

Revenues generated by the Petrochemical segment were euro 2,999 million, up euro 574 million, or 23.7%, reflecting primarily the 25.2% increase in average selling prices and the 2.3% increase in volumes sold.

Other income and revenues

Other income and revenues for the first half of 2005 (euro 322 million) declined by euro 233 million, down 42%, principally due to lower gains on asset divestment (euro 174 million) in relation to the fact that in the first half of 2004 gains on the sale of mineral assets were recorded for euro 157 million and part of an environmental tax paid to the Sicilia Region was reimbursed for euro 11 million.

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Operating expenses

(million euro)

First half

2004	2004	2005	Change	% Ch.

36,205	Purchases, services and other	17,622	20,961	3,339	18.9
2,532	Payroll and related costs	1,253	1,267	14	1.1
38,737		18,875	22,228	3,353	17.8

Operating expenses for the first half of 2005 (euro 22,228 million) were up euro 3,353 million from the first half of 2004, or 17.8%, reflecting primarily: (i) higher purchase prices for oil-based and petrochemical feedstocks and for natural gas; (ii) higher environmental provisions (euro 220 million in the first half of 2005, euro 138 million in the first half of 2004), recorded in particular in the Other activities and Corporate and financial companies segments; (iii) provisions to the risk reserve for the probable negative outcome of certain legal proceedings (euro 65 million) in particular in the Other activities segment. These increases were partially offset by currency translation effects and the sale of activities in Brazil.

Labor costs (euro 1,267 million) were up euro 14 million, or 1.1%, reflecting primarily an increase in unit labor cost in Italy, offset in part by a decline in the average number of employees in Italy, the effect of the sale of activities in Brazil and currency translation effects.

Employees

(units)

Dec. 31, 2004	June 30, 2005	Change

Exploration & Production	7,477	7,539	62
Gas & Power	12,843	12,386	(457)
Refining & Marketing	9,224	9,141	(83)
Petrochemicals	6,565	6,613	48
Other activities	9,422	9,030	(392)
Corporate and financial companies	3,437	3,501	64
	48,968	48,210	(758)

Saipem (1)	21,632	23,643	2,011

Total	70,600	71,853	1,253

(1)	Affiliate on which Eni exercises control but that is not included in consolidation.

As of June 30, 2005, employees were 48,210, down 1.5%, or 758 employees less than on December 31, 2004.

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The 360 employee decline in Italy (to 37,911) was related primarily to changes in consolidation for 616 units (sale of the water business, 433 employees and Servizi Tecnici di Porto Marghera, 183 employees), and was offset in part by the positive balance of hiring and dismissals (260 employees). In the first half of 2005 a total of 877 employees were hired, of these 589 on open-end contracts (309 with university degrees, of these 185 newly graduated), and 617 employees were dismissed (of these 393 employees on open-end contracts).

Outside Italy employees (10,299) were 398 less that at December 31, 2004.

Depreciation, amortization and writedowns

(million euro)

First half

2004	2004	2005	Change	% Ch.

3,047	Exploration & Production	1,487	1,696	209	14.1
637	Gas & Power	313	344	31	9.9
465	Refining & Marketing	237	233	(4)	(1.7)
114	Petrochemicals	58	58	..	..
48	Other activities	25	18	(7)	(28.0)
106	Corporate and financial companies	52	43	(9)	(17.3)
4,417	Total depreciation and amortization	2,172	2,392	220	10.1
336	Writedowns	176	156	(20)	(11.4)
4,753		2,348	2,548	200	8.5

Depreciation and amortization charges (euro 2,392 million) were up euro 220 million, or 10.1%, from the first half of 2004 mainly in the following segments: (i) Exploration & Production (euro 209 million) related to higher production, increased development expenditure aimed at maintaining production levels in mature fields and the impact of revisions of estimates of costs of site restoration and abandonment for certain fields. These increases were offset in part by currency translations effects; (ii) Gas & Power (euro 31 million) due to the coming onstream of the Greenstream gasline and new power generation capacity.

Writedowns (euro 156 million) concerned essentially the impairment of mineral assets (euro 128 million).

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Operating profit by segment

(million euro)

First half

2004	2004	2005	Change	% Ch.

8,126	Exploration & Production	3,465	5,271	1,806	52.1
3,428	Gas & Power	2,117	2,155	38	1.8
1,080	Refining & Marketing	426	865	439	103.1
320	Petrochemicals	67	216	149	222.4
(461)	Other activities (1)	(226)	(249)	(23)	(10.2)
(363)	Corporate and financial companies	(111)	(217)	(106)	(95.5)
12,130	Operating profit	5,738	8,041	2,303	40.1

12,130	Operating profit	5,738	8,041	2,303	40.1
(448)	Exclusion of profit in stock	(230)	(496)	(266)	(115.7)
11,682	Replacement cost operating profit	5,508	7,545	2,037	37.0
631	Exclusion of special items	236	512	276	116.9
12,313	Adjusted operating profit	5,744	8,057	2,313	40.3

(1)	From January 1, 2005, the results of operations of the Engineering activity are included in the Other activities segment. In order to allow for a homogenous comparison, data for 2004 and first half of 2004 have been reclassified accordingly.

Follows a comment on operating profit by business segment.

Exploration & Production

(million euro)

First half

2004	2004	2005	Change	% Ch.

8,126	Operating profit (1)	3,465	5,271	1,806	52.1
17	Exclusion of special items	67	159	92	137.3
8,143	Adjusted operating profit	3,532	5,430	1,898	53.7

(1)	Net of the elimination of unrealized profit in stocks (euro 66 million in the first half of 2005; euro 28 million in the first half of 2004) on oil and natural gas volumes sold to the Refining & Marketing and Gas & Power segments, not yet sold to third parties.

Operating profit for the first half of 2005 was euro 5,271 million, up euro 1,806 million from the first half of 2004, or 52.1%, reflecting primarily: (i) higher liquid and gas realizations in dollars (oil up 42.1%, natural gas up 18.9%); (ii) higher liquid and gas volumes sold (up 15.2 million boe, or 5.3%); (iii) lower impairment of mineral assets (euro 45 million). These positive factors were offset in part by: (i) higher production costs and amortization; (ii) the effect (approximately euro 280 million) of the appreciation of the euro over the dollar (up 4.7%); (iii) the fact that in the first half of 2004 gains on the divestment of mineral assets were recorded (euro 118 million).

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Gas & Power

(million euro)

First half

2004	2004	2005	Change	% Ch.

3,428	Operating profit	2,117	2,155	38	1.8
(12)	Exclusion profit in stock	(28)	(30)	(2)	(7.1)
3,416	Replacement cost operating profit	2,089	2,125	36	1.7
32	Exclusion of special items	0	48	48	..
3,448	Adjusted operating profit	2,089	2,173	84	4.0

Replacement cost operating profit in the first half of 2005 was euro 2,125 million, up euro 36 million from the first half of 2004, or 1.7%, reflecting primarily: (i) increased natural gas volumes sold (up 1.25 billion cubic meters including own consumption, or 3%) and distributed; (ii) higher results in natural gas transport activities in Italy and outside Italy. These positive factors were offset in part by: (i) weaker realized margins on natural gas sales, offset in part by the different trends in the energy parameters to which natural gas sale and purchase prices are contractually indexed; (ii) lower distribution tariffs, due mainly to the impact of the new tariff system following Decision No. 170/2004 of the Authority for Electricity and Gas (see Operating Review - Gas & Power - Regulatory Framework, above); (iii) provisions to the risk reserve (euro 42 million).

Operating profit of power generation activities was euro 55 million, down euro 3 million, or 5.2%, reflecting primarily: (i) a decline in sale margins on electricity related to the different trend in prices of reference energy parameters for the determination of selling prices and the cost of fuels; (ii) higher fixed costs related in particular to maintenance for increased activity (euro 16 million); (iii) the provision for charges for the purchase of green certificates for 2003 following the decision of the Regional Administrative Court of Lombardia7 (euro 14 million). These negative factors were offset in part by an increase in electricity production sold (4.47 terawatthour, up 73.5%).

(7)	With a judgment of April 12, 2005, the Regional Administrative Court of Lombardia rejected the claim filed by EniPower against the decision of the Gestore della Rete di Trasmissione Nazionale SpA (GRTN) that denied the nature of cogeneration production for the combined production of electricity and heat of Eni’s power stations at Livorno, Ravenna and Brindisi in 2003. This obliges the company to purchase so called green certificates to cover production from these plants.

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Refining & Marketing

(million euro)

First half

2004	2004	2005	Change	% Ch.

1,080	Operating profit	426	865	439	103.1
(393)	Exclusion profit in stock	(194)	(459)	(265)	(136.6)
687	Replacement cost operating profit	232	406	174	75.0
236	Exclusion of special items	63	77	14	22.2
923	Adjusted operating profit	295	483	188	63.7

Replacement cost operating profit in the first half of 2005 was euro 406 million, up euro 174 million from the first half of 2004, or 75%, reflecting primarily: (i) higher refining margins (the margin on Brent was up 1.78 dollars/barrel, or 47.6%), offset in part by the effect of the standstill of the Gela refinery in the first half of 2005 due to the damage caused by a seastorm in December 2004, and the appreciation of the euro over the dollar; (ii) higher operating profit of marketing activities in Italy.

Petrochemicals

(million euro)

First half

2004	2004	2005	Change	% Ch.

320	Operating profit	67	216	149	222
(43)	Exclusion profit in stock	(8)	(7)	1	13
277	Replacement cost operating profit	59	209	150	254.2
(14)	Exclusion of special items	(6)	21	27	..
263	Adjusted operating profit	53	230	177	334.0

Replacement cost operating profit for the first half of 2005 was euro 209 million, up euro 150 million from the first half of 2004, or 254%, reflecting primarily higher product margins, in particular in basic petrochemicals (cracker margin) and polyethylene, related to increases in prices higher than in the cost of oil-based feedstocks, resulting from a positive trend in demand as well as an improved industrial performance. These positive factors were offset in part by plant writedowns (euro 18 million).

Other activities
In the first half of 2005, operating losses amounted to euro 249 million (a euro 23 million increase from the first half of 2004, up 10.2%) reflecting mainly higher operating losses of Syndial SpA (euro 24 million) related to the recording of higher provisions for environmental charges and certain legal proceedings (euro 72 million) offset in part by the effects of restructuring actions.

Engineering activities recorded an operating loss amounting to euro 7 million, in line with the first half of 2004.

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Corporate and financial companies
In the first half of 2005, this area recorded an operating loss of euro 217 million, increasing by euro 106 million from the first half of 2004, up 95.5%, reflecting primarily to higher operating losses of Corporate activities resulting from the recording of provisions for environmental charges (euro 46 million) and higher IT costs (euro 19 million), higher communication and advertising costs (euro 11 million), higher costs for other services (euro 9 million), for employee redundancy incentives (euro 9 million) and for R&D (euro 4 million).

Net financial expense

In the first half of 2005 net financial expense (euro 176 million) increased by euro 114 million from the first half of 2004, due to higher charges related to the recording at fair value of derivative financial instruments and to higher interest rates on dollar borrowings (Libor up 1.9 percentage points), whose effects were offset in part by a decrease in average net borrowings.

Net income from investments

Net income from investments in the first half of 2005 were euro 413 million and concerned primarily: (i) Eni’s share of income of affiliates accounted for with the equity method (euro 362 million), in particular in the Gas & Power (euro 209 million) and Refining & Marketing (euro 86 million) segments and Saipem (euro 48 million); (ii) gains on disposal (euro 37 million) relating in particular to the 2.33% stake in Nuovo Pignone Holding SpA; (iii) dividends received by affiliates accounted for at cost (euro 16 million).

The euro 161 million decline in net income from investments was due essentially to the fact that in the first quarter of 2004 the gain on the sale of 9.054% of the share capital of Snam Rete Gas was recorded for euro 308 million; this factor was offset in part by improved results of affiliates in the Gas & Power segment, in particular Galp Energia SGPS SA (Eni’s interest 33.34%), Blue Stream Pipeline Co BV (Eni’s interest 50%) and Unión Fenosa Gas SA (Eni’s interest 50%).

Income taxes

Income taxes (euro 3,763 million) increased by euro 1,064 million, up 39.4% from the first half of 2004, reflecting primarily to higher income before taxes. The 2.2 percentage point increase in statutory tax rate (from 43.2% to 45.4%) reflects primarily the fact that in the first half of 2004 gains on the disposal of about 9% of Snam Rete Gas were recognized and were not subject to corporate tax (Ires).

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Minority interests

Minority interests were euro 172 million and concerned primarily Snam Rete Gas SpA (euro 164 million).

Reconciliation of reported operating profit by segment and net profit to adjusted operating and net profit at replacement cost
Information on adjusted net profit and operating profit at replacement cost is not required by either IFRS and U.S. GAAP, but Eni provides it with the intent to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

(million euro)
First half 2005

Operating and net profit	Exclusion of (profit) loss in stock	Replacement cost operating profit and net profit	Exclusion of special items	Adjusted operating profit and net profit

Operating profit
Exploration & Production	5,271		5,271	159	5,430
Gas & Power	2,155	(30)	2,125	48	2,173
Refining & Marketing	865	(459)	406	77	483
Petrochemicals	216	(7)	209	21	230
Other activities	(249)		(249)	151	(98)
Corporate and financial companies	(217)		(217)	56	(161)
	8,041	(496)	7,545	512	8,057
Net profit	4,343	(311)	4,032	374	4,406

(million euro)
First half 2004

Operating and net profit	Exclusion of (profit) loss in stock	Replacement cost operating profit and net profit	Exclusion of special items	Adjusted operating profit and net profit

Operating profit
Exploration & Production	3,465		3,465	67	3,532
Gas & Power	2,117	(28)	2,089		2,089
Refining & Marketing	426	(194)	232	63	295
Petrochemicals	67	(8)	59	(6)	53
Other activities	(226)		(226)	104	(122)
Corporate and financial companies	(111)		(111)	8	(103)
	5,738	(230)	5,508	236	5,744
Net profit	3,365	(144)	3,221	(207)	3,014

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(million euro)
2004

Operating and net profit	Exclusion of (profit) loss in stock	Replacement cost operating profit and net profit	Exclusion of special items	Adjusted operating profit and net profit

Operating profit
Exploration & Production	8,126		8,126	17	8,143
Gas & Power	3,428	(12)	3,416	32	3,448
Refining & Marketing	1,080	(393)	687	236	923
Petrochemicals	320	(43)	277	(14)	263
Other activities	(461)		(461)	360	(101)
Corporate and financial companies	(363)		(363)		(363)
	12,130	(448)	11,682	631	12,313
Net profit	7,059	(281)	6,778	(133)	6,645

Analysis of special items

(million euro)
First half

2004	2004	2005

303	Environmental provisions	138	220
336	Mineral and other asset impairment	176	185
234	Provision to the risk reserve	3	65
65	Provision for redundancy incentives	24	22
(320)	Net gains on E&P portfolio rationalization	(118)
13	Other	13	20
631	Special items of operating profit	236	512
(390)	Expense (income) from investments	(303)	2
(308)	- Gain on the sale of a 9.054% stake of Snam Rete Gas	(308)
241	Non-recurring items before taxes	(67)	514
(374)	Taxes on special items	(140)	(140)
(133)	Total special items	(207)	374

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Consolidated balance sheet

(million euro)
Dec. 31, 2004	June 30, 2005	Change

Fixed assets
Property, plant and equipment, net	38,959	41,768	2,809
Compulsory stock	1,386	1,467	81
Intangible assets, net	2,479	2,402	(77)
Investments, net	4,191	4,436	245
Accounts receivable financing and securities related to operations	852	919	67
Net accounts payable in relation to capital expenditure	(1,081)	(1,044)	37
	46,786	49,948	3,162
Working capital, net	(750)	(2,637)	(1,887)
Employee termination indemnities and other benefits	(893)	(921)	(28)
Capital employed, net	45,143	46,390	1,247
Shareholders’ equity including minority interests	34,683	36,844	2,161
Net borrowings	10,460	9,546	(914)
Total liabilities and shareholders’ equity	45,143	46,390	1,247

The depreciation of the euro over other currencies, in particular the US dollar (the EUR/USD exchange rate was down 11.2% from December 31, 2004) determined with respect to 2004 year-end an estimated increase in the book value of net capital employed of about euro 2 billion, in net equity of about euro 1,130 million and in net borrowings of about euro 870 million as a result of the conversion of financial statements denominated in currencies other than the euro at June 30, 2005.

At June 30, 2005, capital employed totaled euro 46,390 million, representing an increase of euro 1,247 million from December 31, 2004, due mainly to an increase in fixed assets reflecting capital expenditure and the effect of the depreciation of the euro over the dollar in the conversion of financial statements denominated in currencies other than the euro. These increases were offset in part by depreciation, amortization and writedown charges for the period (euro 2,548 million), a decrease in net working capital (euro 1,887 million) related essentially to increased tax liabilities and the divestment of assets, in particular the sale of the water business.

The share of the Exploration & Production, Gas & Power and Refining & Marketing segments on Eni’s net capital employed was 91% (the same of December 31, 2004).

Leverage (the ratio of net borrowings to net equity including minority interests) went from 0.30 at December 31, 2004 to 0.26 at June 30, 2005.

Property, plant and equipment (euro 41,768 million) were primarily related to the Exploration & Production (56.1%), Gas & Power (32.1%) and Refining & Marketing (8%) segments. Provisions for depreciation, amortization and writedowns (euro 41,272 million) represented 49.7% of gross property, plant and equipment (49.3% at December 31, 2004).

Investments in unconsolidated subsidiaries and affiliates (euro 4,436 million) consisted primarily of 33.34% of Galp Energia SGPS SA (euro 744 million), 43.29% of Saipem SpA (euro 658 million), 50% of Unión Fenosa Gas SA (euro 420 million), 49% of Greek natural gas secondary distribution companies EPA Thessaloniki and Thessaly

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(euro 192 million), 50% of Blue Stream Pipeline Co BV (euro 188 million), 50% of Raffineria di Milazzo ScpA (euro 169 million), 49% of Azienda Energia e Servizi SpA (euro 162 million), 50% of EnBW - Eni Verwaltungsgesellschaft mbH (euro 161 million), 12.04% of Darwin LNG Pty Ltd (euro 114 million), 33.33% of United Gas Derivatives Co (euro 109 million), 10.4% of Nigeria LNG Ltd (euro 97 million), 50% of Unimar Llc (euro 99 million) and 49% of Super Octanos CA (euro 99 million).

Accounts receivable financing and securities related to operations (euro 919 million) were made up primarily by loans made by Eni’s financial subsidiaries to unconsolidated subsidiaries in relation to capital expenditure made on behalf of Eni’s subsidiaries operating in particular in the Gas & Power (euro 587 million) and Exploration & Production segments (euro 154 million).

Net equity at June 30, 2005 (euro 36,844 million) increased by euro 2,161 million over December 31, 2004, due essentially to net income before minority interest for the period (euro 4,515 million) and the effects of the conversion of financial statements of subsidiaries denominated in currencies other than the euro (approximately euro 1,130 million), whose effects were offset in part by the payment of dividends for 2004 (euro 3,586 million) and the buy-back of Eni’s shares (euro 228 million).

Net working capital

(million euro)
Dec. 31, 2004	June 30, 2005	Change

Inventories	2,583	3,117	534
Trade accounts receivable	10,024	10,195	171
Trade accounts payable	(5,398)	(5,382)	16
Taxes payable and reserve for net deferred income tax liabilities	(3,079)	(5,269)	(2,190)
Reserve for contingencies	(5,672)	(6,313)	(641)
Other operating assets and liabilities (1)	792	1,015	223
	(750)	(2,637)	(1,887)

(1)	Include operating financing receivables and securities related to operations for euro 1,486 million (euro 1,357 million at December 31, 2004) and securities covering technical reserves of Padana Assicurazioni SpA for euro 561 million (euro 474 million at December 31, 2004).

Inventories increased by euro 534 million due mainly to the impact of increased international oil and refined products prices on the evaluation of inventories according to the weighted-average cost method of inventory accounting.

Tax liabilities and the reserve for net deferred income tax liabilities increased by euro 2,190 million reflecting primarily the increase in: (i) income tax liabilities and net deferred tax liabilities (euro 1,218 million); (ii) excise taxes and custom duties payable (euro 584 million), due to the fact that excise taxes and customs duties on oil and natural gas due for the month of June 2005 were paid in July 2005 (those related to the first half of December 2004 have been paid in the same month).

The reserve for contingencies (euro 6,313 million) included the site restoration and abandonment reserve of euro 2,385 million (euro 1,968 million at December 31, 2004), the environmental risk reserve of euro 1,665 million (euro 1,649 million at December 31, 2004), the loss adjustment and actuarial reserve for Padana Assicurazioni

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SpA of euro 787 million (euro 573 million at December 31, 2004), the reserve for contract penalties and disputes of euro 251 million (euro 200 million at December 31, 2004), the reserve for divestments and restructuring of euro 207 million (euro 214 million at December 31, 2004), the reserve for fiscal disputes of euro 188 million (euro 212 million at December 31, 2004), the reserve for social projects of euro 119 million (euro 106 million at December 31, 2004), the reserve for OIL insurance of euro 91 million (the same at December 31, 2004) and the reserve for losses related to investments of euro 80 million (euro 86 million at December 31, 2004).

Net borrowings

(million euro)
Dec. 31, 2004	June 30, 2005	Change

Debts and bonds	12,543	11,693	(850)
Cash and cash equivalents	(848)	(1,146)	(298)
Securities not related to operations	(794)	(750)	44
Non-operating financing receivable	(245)	(251)	(6)
Other items	(196)		196
	10,460	9,546	(914)

Net borrowings at June 30, 2005 amounted to euro 9,546 million, a euro 914 million decline from December 31, 2004.

Debts and bonds amounted to euro 11,693 million, of which 4,522 were short-term (including the portion of long-term debt due within 12 months for euro 1,078 million) and 7,151 were long-term.

Bonds outstanding at June 30, 2005 amounted to euro 5,586 million (including accrued interest and discount). The nominal value of bonds maturing in the next 18 months amounted to euro 664 million (euro 666 million including accrued interest). The nominal value of bonds issued in the first half of 2005 amounted to euro 434 million (euro 438 million including accrued interest and discount).

Gross borrowings for euro 11,693 million were denominated for 67% in euro, for 20% in US dollars, for 10% in pound sterling and the remaining 3% in other currencies.

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Reclassified cash flow statement and change in net borrowings

(million euro)
First half

2004	2005	Change

Net profit before minority interest	3,551	4,515	964
Adjustments to reconcile to cash generatedfrom operating income before changes in working capital:
- amortization and depreciation and other non monetary items	2,361	2,392	31
- net gains on disposal of assets	(471)	(21)	450
- dividends, interest, extraordinary income (expense) and income taxes	2,799	3,844	1,045
Cash generated from operating incomebefore changes in working capital	8,240	10,730	2,490
Changes in working capital related to operations	1,214	328	(886)
Dividends received, taxes paid, interest (paid) received	(2,047)	(2,624)	(577)
Net cash provided by operating activities	7,407	8,434	1,027
Capital expenditure	(3,680)	(3,070)	610
Investments	(72)	(48)	24
Disposals	988	268	(720)
Other cash flow related to capital expenditure,investments and disposals	(163)	(166)	(3)
Free cash flow	4,480	5,418	938
Borrowings (repayment) of debt related to financing activities	160	89	(71)
Changes in short and long-term financial debt	(1,309)	(1,514)	(205)
Dividends paid and changes in minority interests and reserves	(3,101)	(3,782)	(681)
Effect of change in consolidation and exchange differences	23	87	64
NET CASH FLOW FOR THE PERIOD	253	298	45
Free cash flow	4,480	5,418	938
Net borrowings of acquired companies			0
Net borrowings of divested companies	6	21	15
Exchange differences on net borrowings and other changes	(633)	(743)	(110)
Dividends paid and changes in minority interests and reserves	(3,101)	(3,782)	(681)
CHANGE IN NET BORROWINGS	752	914	162

Cash flow generated by operating activities (euro 8,434 million) influenced by seasonality factors, and cash from disposals (euro 289 million, including net borrowings transferred of euro 21 million) were offset in part by: (i) financial requirements for capital expenditure and investments (euro 3,118 million), the payment of dividends for 2004 (euro 3,586 million, of which 3,384 by Eni SpA) and the share buy-back program (euro 228 million); (ii) the effect of the conversion of financial statements of subsidiaries denominated in currencies other than the euro (about euro 870 million).

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Capital expenditure

(million euro)
First half

2004	2004	2005	Change	% Ch.

Exploration & Production	2,486	2,220	(266)	(10.7)
Gas & Power	771	521	(250)	(32.4)
Refining & Marketing	277	216	(61)	(22.0)
Petrochemicals	51	52	1	2.0
Other activities	21	18	(3)	(14.3)
Corporate and financial companies	74	43	(31)	(41.9)
Capital expenditure (1)	3,680	3,070	(610)	(16.6)

(1)	Does not include R&D costs whose effects are limited to one year amounting to euro 87 and 91 million in the first half 2004 and 2005, respectively.

In the first half of 2005 capital expenditure amounted to euro 3,070 million, of which 96.3% related to the Exploration & Production, Gas & Power and Refining & Marketing segments. The decline over the first half of 2004 (euro 610 million, down 16.6%) was due to: (i) the completion of relevant projects (in particular South Pars in Iran, the onshore section and the treatment plants of the Libya Gas project and the Greenstream pipeline); (ii) the effect of the appreciation of the euro over the dollar.

Capital expenditure concerned mainly: (i) development of hydrocarbon fields in particular in Kazakhstan, Libya, Angola, Egypt and Italy (euro 1,885 million) and exploration (euro 186 million); (ii) development and maintenance of Eni’s natural gas transmission and distribution network in Italy (euro 363 million); (iii) the continuation of the construction of power plants (euro 124 million); (iv) the construction of the tar gasification plant at the Sannazzaro refinery, efficiency improvement actions and the upgrade of the fuel distribution network in Italy and in the rest of Europe (overall euro 216 million).

Cash flow generated by shareholders’ equity (euro 3,782 million) related mainly to dividend distribution for fiscal year 2004 carried out by Eni SpA for euro 3,384 million, dividends distributed by Snam Rete Gas SpA (euro 195 million) and other consolidated subsidiaries (euro 7 million) and the buy-back program.

In the period from January 1 to June 30, 2005 a total of 11.55 million Eni shares were bought for a total of euro 227.6 million (at an average price of euro 19.708 per share).

Disposals (euro 289 million, including net borrowings transferred of euro 21 million) concerned mainly the sale of Eni’s 28% interest in Erg Raffinerie Mediterranee Srl (euro 106 million), 67.05% interest in Società Azionaria per la Condotta di Acque Potabili (euro 100 million including net borrowings transferred) and 100% of Acquedotto Vesuviano (euro 16 million) as well as other interests and real estate.

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other information

Board of Directors, Board of Statutory Auditors and activities of Board Committees

Board of Directors

On May 27, 2005, Eni’s Shareholders’ Meeting set at nine the number of directors and appointed as directors for three years and however until the Shareholders’ Meeting approving financial statements for fiscal year 2007: Roberto Poli, Chairman, Alberto Clô, Renzo Costi, Dario Fruscio, Marco Pinto, Marco Reboa, Mario Resca, Paolo Scaroni and Pierluigi Scibetta. A curriculum of these directors is published on Eni’s internet site www.eni.it.

On June 1, 2005, Eni’s Board of Directors appointed Paolo Scaroni Managing Director and delegated to the Chairman the powers relating to strategic international projects and agreements. The Board conferred to the Managing Director all the powers to manage the company except for the following powers and those that cannot be delegated according to current laws:

1.	to define the Company and Group Corporate Governance rules, including the appointment, the definition of the functions and the regulations of any Board committees;
2.	to define, on the basis of indications provided by the appropriate committee, the guidelines for internal control systems and verify the suitability and management methods of the main company risks;
3.	to examine and approve the tenets of the Company and Group structure and organization, and verify the suitability of the organizational and administrative setup of the Company and Group as established by the Managing Director;
4.	to establish, upon proposal made by the Managing Director, the Company and Group strategies and objectives;
5.	to examine and approve the Company and Group long-term strategic, industrial and financial plans;
6.	to examine and approve annual budgets for Eni Divisions and for the Company as well as the consolidated Group budgets;
7.	to evaluate and approve the periodic balance sheets provided for by current regulations and compare quarterly results against forecast;
8.	to evaluate management in general, with special emphasis given to any conflict of interest;
9.	to examine and approve agreements of a strategic nature;
10.	to receive from Board members with powers timely updates that inform the Board of activities carried out in exercising the powers attributed to them as well as updates on any significant transactions, subject to defining the criteria to be used, in addition to updates on any atypical, unusual or correlated transactions;

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11.	to receive periodically updates from the Board committees on activities carried out, subject to defining criteria to be used and frequency of updates;
12.	to attribute, modify and revoke Board members powers, defining the limits and operating methods, determining compensation related to the powers, upon advice from the Statutory Board of Auditors. Issue instructions to the appointed organs and arrogate to itself any operations that pertain to the powers;
13.	to approve, on the basis of indications received from the Compensation Committee, the adoption and implementation of stock incentive plans and establish the criteria for top management compensation;
14.	to appoint, revoke and confer powers to the General Directors, upon proposal by the Managing Director and in agreement with the Chairman;
15.	to decide on any transactions to be executed by Eni SpA that have a significant economic, patrimonial and/or financial importance and carry out a preliminary evaluation for those transactions that concern Eni subsidiaries, in particular:
a)	any transactions relating to the acquisition, alienation, divestiture, conferral of shares, companies or branches of companies, or real properties, exceeding euro 50 million;
b)	any investments in technical fixed capital transactions of importance to the Group under the profile of strategic impact and risks including any transactions exceeding euro 100 million, as well as any exploration initiatives and portfolio in the E&P sector in new areas;
c)	any granting on the part of the Company and on the part of any controlled companies of financing to third parties outside the Group;
d)	any issuing by the Company of personal and real guarantees to third parties in the interest of the Company or of Eni subsidiaries, for amounts exceeding euro 50 million;
e)	any granting by the Company or of companies belonging to the Group of financing to non-controlled companies as well as the granting of guarantees in the interest of the companies participated for amounts exceeding euro 50 million and, in any case, if the amount is not proportionate to the participations held;
16.	to examine and decide on proposals submitted by the Managing Director with respect to voting powers and to the appointment of members of the Board of Directors and the Statutory Board of Auditors of the controlled companies;
17.	to formulate the proposals for submission to the shareholders’ meetings.

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On June 1, 2005 the Board also appointed the members of the Board’s committees:

Compensation Committee: Mario Resca (Chairman), Marco Pinto, Renzo Costi, Pierluigi Scibetta;

Internal Control Committee: Marco Reboa (Chairman), Alberto Clô, Renzo Costi, Marco Pinto, Pierluigi Scibetta;

International Oil Committee: Alberto Clô (Chairman), Dario Fruscio, Marco Reboa, Paolo Scaroni.

Board of Statutory Auditors

On May 27, 2005, Eni’s Shareholders’ Meeting appointed statutory auditors for three years and however until the Shareholders’ Meeting approving financial statements for fiscal year 2007: Paolo Andrea Colombo (Chairman), Filippo Duodo, Edoardo Grisolia, Riccardo Perotta, Giorgio Silva. A curriculum of these directors is published on Eni’s internet site.

The Board of Directors in its meeting of March 22, 2005, in accordance with SEC Rule 10A-3 for foreign companies listed at the New York Stock Exchange, selected the Board of Statutory Auditors to fulfill the role of the audit committee in US companies under the Sarbanes-Oxley Act and other applicable laws, within the limits set by Italian legislation and attributed to the Board of Statutory Auditors the following responsibilities and competencies effective June 1, 2005: (i) to evaluate proposals for the appointment of the issuer’s external auditors and to present recommendations to the Board of Directors related to the appointment and termination of such external auditors to be approved by the Shareholders’ Meeting; (ii) to oversee the work of said auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Eni; (iii) to present recommendations to the Board of Directors concerning the resolution of disagreements between management and the auditors regarding financial reporting; (iv) to approve procedures for: (a) the receipt, retention and treatment of complaints received by Eni regarding accounting, internal accounting controls or auditing matters; (b) the confidential or anonymous submission by employees of Eni of concerns regarding questionable accounting or auditing matters; (v) to establish procedures for the pre-approval of any non-audit service, identified in detail by the Board, provided to Eni by its auditor and to examine its reports; (vi) to evaluate requests to engage external auditors to render non-audit services and to express its opinion to the Board of Directors; (vii) to examine the periodic reports submitted by external auditors regarding: (a) all critical accounting policies and practices to be used; (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials and the treatments preferred by the external auditors; (c) other material written communications between the auditors and the management of Eni; (viii) to examine any complaint received by the Managing Director and the Administration Director concerning significant deficiencies in the design or operation of internal controls which could adversely affect Eni’s ability to record, process, summarize and report financial data and any material weaknesses in internal controls; and (ix) to examine any complaint received by the Managing Director and the Administration Director concerning any fraud that involves management or other employees who have a significant role in Eni’s internal controls.

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The Board of Statutory Auditors has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, also through Eni structures.

The Board of Statutory Auditors is provided with appropriate funding to compensate any advisor it employs as well as to cover its ordinary administrative expenses.

On June 15, 2005 the Board of Statutory Auditors approved the regulations for carrying out the functions attributed to it under US laws. This regulation is published on Eni’s internet site.

Activities of the Internal Control Committee

The Internal Control Committee has functions of supervision, counsel and proposal in the area of monitoring general management issues.

In the course of the first half of 2005 the Internal Control Committee convened 9 times and has accomplished the following: (i) reviewed the audit programs prepared by Eni SpA’s and Group companies’ internal audit functions; (ii) reviewed and evaluated results of Eni SpA’s and Group companies’ internal auditing procedures; (iii) monitored the actions taken and their effects aimed at eliminating the defaults shown by audit reports; (iv) met with top level representatives of administrative functions in the main subsidiaries, chairmen of boards of statutory auditors and partners responsible for external audit companies to examine the essential features of 2004 financial statements with specific reference to extraordinary transactions and relations among functions entrusted with controlling functions at Eni SpA and its subsidiaries; (v) examined the conditions necessary to avail itself of the exemption from the Sarbanes-Oxley Act of 2002 and the relevant regulations concerning the Audit Committee; (vi) examined the proposal for a revision of the committee’s regulation to be presented to the Board of Directors; (vii) examined the report presented by the Watch Structure; (viii) examined the reports prepared in accordance with audit document No. 260 concerning the communication of facts and events on auditing activities to those responsible for governance; (ix) monitored the appointment of additional functions to Eni’s external auditors and companies belonging to the network of the external auditors, expressing its opinion.

In its meeting of June 29, 2005 the Committee approved its new regulation (available on Eni’s internet site) in order to adjust its role to what foreseen by the Board’s resolution of March 22, 2005 that appointed the Board of Statutory Auditors to perform the functions attributed by the Sarbanes-Oxley Act and SEC rules to audit committees of US issuers, within the limits posed by Italian legislation.

Activities of the Compensation Committee

The Compensation Committee is entrusted with proposing tasks with respect to the Board relating to the compensation of the Chairman and Managing Director as well as of the Board Committees members; examining the indications of the Managing Director and presenting proposals on: (i) equity based incentive plans; (ii) criteria for the compensation of the top management; (iii) objectives and results evaluation of performance plans.

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In the first half of 2005, the Compensation Committee met 5 times and accomplished the following: (i) reviewed the objectives of the 2005 Group Incentive Plan and the performance of 2004; (ii) drafted its proposal to be submitted to the Board of Directors for determining the variable part of the remuneration of the Chairman and Managing Director based on 2004 performance; (iii) drafted a proposal based on which the Board of Directors requested the Shareholders’ Meeting to authorize it to use treasury shares for servicing stock option and stock grant plans for 2005 (see “Incentive plan” below); (iv) drafted a proposal submitted to the Board of Directors of compensation related to the termination of employment of Eni’s former Managing Director Vittorio Mincato; (v) examined the compensation to be attributed to Eni’s new Managing Director Paolo Scaroni, employed by Eni with the function of General Manager, in order to draft a proposal to submit to the Board of Directors; (vi) examined the benchmarks for top management remuneration and reviewed the criteria of the remuneration policy for Group managers, as well as stock option and stock grant plans in order to draft a proposal to submit to the Board of Directors.

Activities of the International Oil Committee

The International Oil Committee is entrusted with the monitoring of trends in oil markets and the study of their aspects.

In the first half of 2005 the International Oil Committee met 3 times. The meetings concerned: (i) a plan of activities aimed at analyzing the trends of the oil and gas industry; (ii) a deep analysis of China in terms of market prospects and effects on competition in the oil industry; (iii) an analysis of the structure and dynamics of oil and gas markets on which to base the energy scenarios for the formulation of Eni’s new strategic plan.

Transactions with related parties

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

Amounts and types of trade and financial transactions with related parties are described in Note 34 to the interim consolidated Financial Statements.

Incentive Plan for Eni Managers with Eni Stock

Eni’s Shareholders’ Meeting of May 27, 2005 authorized the Board of Directors to use 2,785,000 treasury shares which were not granted under the 2002-2004 stock option plan and 4,258,400 treasury shares available under the 2003-2005 stock grant plan.

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The resulting 7,043,400 treasury shares were granted as stock grants and stock options for the year 2005 as follows:

-	up to a maximum of 1,600,000 treasury shares to be granted for no consideration;
-	up to a maximum of 5,443,400 treasury shares to be granted as stock options.

Stock grant
All information concerning incentive plans for Eni managers with stock grants offered in subscription/assigned after three years are found in Eni’s 2004 Annual Report. Follows an update to September 6, 2005 concerning: (i) grants for no consideration to Eni managers, shares subscribed and options expired grants related to the 2002 incentive plan; (ii) grants of treasury shares for no consideration, shares granted and expired grants related to the 2003-2005 plan.

2002 plan

Year	No. of managers	No. of shares

2002	770	1,037,200
As of September 6, 2005
Shares subscribed		(1,025,800)
Expired grants		(11,400)
Grants outstanding (due to expire in 2005)		-

2003-2005 plan

Year	No. of managers	No. of shares

2003	816	1,206,000
2004	779	1,035,600
2005 (1)	872	1,303,400
		3,545,000
As of September 6, 2005
Shares granted		(271,400)
Expired grants		(11,600)
Grants outstanding		3,262,000
of which:
expiring in 2006		1,062,000
expiring in 2007		952,800
expiring in 2008		1,247,200

(1)	Eni’s Board of Directors with a decision of June 29, 2005 approved the 2005 stock grant plan, which entails the assignment of a maximum of 1.6 million treasury shares for no consideration.

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Stock option
All information concerning the characteristics of the 2002-2004 stock option plan which provides for the granting of options, exercisable within three years for the purchase of treasury shares in a 1:1 ratio are found in Eni’s 2004 Annual Report. Follows an update as of September 6, 2005 concerning options granted, strike price, options exercised and options expired in the 2002-2005 period.

Year	No. of managers	Strike price (euro)	No. of options

2002	314	15.216 (1)	3,518,500
2003	376	13.743 (2)	4,703,000
2004	381	16.576 (1)	3,993,500
2005 (3)	387	22.509 (1)	4,807,000
			17,022,000
As of September 6, 2005
Options exercised
2002			(2,102,500)
2003			(487,500)
2004			(254,000)
2005			(-)
			(2,844,000)
Options expired
2002			(79,500)
2003			(22,500)
2004			(13,500)
2005			(-)
			(115,500)
Options outstanding
2002			1,336,500
2003			4,193,000
2004			3,726,000
2005			4,807,000
			14,062,500

(1)	Arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding assignment.
(2)	Average cost of treasury shares the day preceding the date of assignment (higher than the average official monthly price).
(3)	Eni’s Board of Directors with a decision of June 29, 2005 approved the 2005 stock option which entails the assignment of a maximum of 5,443,400 options for the purchase of 5,443,400 million treasury shares.

Treasury shares

In order to increase shareholders’ value, Eni’s Shareholders’ Meeting held on May 27, 2005 authorized the continuation of the share buy-back program for an 18-month period starting on May 27, 2005 and up to 400 million ordinary shares, nominal value euro 1 each, for an aggregate amount not exceeding euro 5.4 billion. The shares are to be purchased on the Mercato Telematico Azionario managed by Borsa Italiana SpA at a price no lower than their nominal value and no higher than 5% over the reference price recorded on the business day preceding each purchase.

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The following table presents purchases of treasury shares by Eni from the beginning of the program through September 6, 2005:

Period	Numbers of shares	Average price (euro)	Total cost (million euro)	Share capital (%)
Purchases:
2000 (from September 1)	44,381,500	12.924	574	1.11
2001	109,999,326	13.584	1,494	2.75
2002	52,256,742	14.743	771	1.30
2003	23,944,898	13.761	329	0.60
2004	4,230,235	16.597	70	0.10
2005 (until September 6)	12,100,237	19.873	240	0.30
Treasury shares held at September 6, 2005	246,912,938	14.087	3,478	6.16
less treasury shares:
- assigned to former Snam SpA shareholders	13
- offered for no consideration under stock grant plans	271,400
- sold under stock option plans	2,844,000
Treasury shares held at September 6, 2005	243,797,525			6.09

Eni’s share capital at September 6, 2005 amounted to euro 4,005,358,876. At the same date shares outstanding were 3,761,561,351.

Court inquiries

As concerns the ongoing inquiries of the Milan Public Prosecutor on contracts awarded by EniPower (Eni 100%) to third parties and on supplies from third parties to EniPower, and the inquiries of the Rome Public Prosecutor on the relations between Eni and two companies operating in international trading of oil products, no new developments were registered and the situation remains as described in Eni’s 2004 Annual Report.

TSKJ Consortium - Investigations of SEC and other Authorities

In June 2004 the U.S. Securities and Exchange Commission (SEC) notified Eni a request of collaboration on a voluntary basis, which Eni promptly carried out, in order to obtain information regarding the TSKJ consortium in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. The TSKJ consortium is formed by Snamprogetti (Eni 100%) with a 25% interest and, for the remaining part, by subsidiaries of Halliburton/KBR, Technip and JGC. The investigations of the Commission concern alleged improper payments. Other Authorities are currently investigating this matter. Eni is currently providing its own information to the Commission and to other authorities.

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Subsequent events

Relevant subsequent events concerning operations are found in the operating review.

Business trends

The following are the forecasts for Eni’s key production and sales metrics in 2005:

-	daily production of liquids and natural gas is forecasted to grow from 2004 (1.62 million boe/day) in line with the planned compound average growth rate for the 2004-2008 period (over 5%) which takes into account the effects of the decline of mature fields. Increases will be achieved outside Italy (in particular in Libya, Angola, Iran, Algeria and Kazakhstan) due to the full production of fields started-up in late 2004 and start-ups planned for 2005;
-	volumes of natural gas sold are expected to increase by about 4% from 2004 (84.45 billion cubic meters8), due to higher sales expected in markets in the rest of Europe (up 10%) in particular in Spain, Turkey, Germany and France and higher sales to Italian importers. In Italy management expects a decline in natural gas sales due to competitive pressure, the effect of which is expected to be partly offset by an increase in own consumption of natural gas for electricity generation at EniPower power stations;
-	electricity production sold is expected to increase by about 50% from 2004 (13.85 terawatthour) due to the initiation of new generation capacity (about 3 gigawatt) at the Brindisi and Mantova sites and the full commercial activity of the units installed in 2004 at the Ravenna, Ferrera Erbognone and Mantova plants. At December 31, 2005 total installed generation capacity is expected to be approximately 4.3 gigawatt (3.3 gigawatt at December 31, 2004);
-	refining throughputs on Eni’s account are expected to remain stable (37.68 million tonnes in 2004): higher processing at Taranto and Livorno and on third party refineries will allow to offset the impact of the maintenance standstill of the Porto Marghera refinery in the first months of 2005 and of lower processing at the Gela refinery following the accident occurred in December 2004. The balanced capacity utilization rate of Eni’s plants is expected to remain at 100% (the same rate as 2004);
-	sales of refined products on the Agip branded network in Italy are expected to remain approximately stable as compared to 2004 (8.89 million tonnes), despite a decline in domestic consumption. In the rest of Europe the upward trend of sales is expected to continue also due to planned acquisitions.

In 2005, capital expenditure is expected to amount to approximately euro 7.5 billion; about 96% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments.

(8)	Include own consumption and Eni’s share of sales of affiliates.

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Accounts for the first half of
2005

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adoption of ifrs

The following is the indication of:

-	balance sheet and profit and loss account for the first half of 2004 restated under IFRS;
-	reconciliation between shareholders’ equity, including minority interest, for the first half of 2004 reported under Italian GAAP and shareholders’ equity under IFRS;
-	a description of the main changes.

Restatement/reconciliation tables to IFRS of balance sheet and profit and loss account at the first half of 2004

The following is the reconciliation to IFRS of balance sheet and profit and loss account of 2004 First Half Report which underwent a limited review by PricewaterhouseCoopers SpA.

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Balance sheet at June 30, 2004

(million euro)	2004	Exclusion of Saipem	Exclusion of joint venture	Pro-forma	Adjustments	IFRS

ASSETS
Current assets
Cash and cash equivalent	1,800		(274)	(152)	1,374		1,374
Other financial assets for trading or held for sale	1,332		(22)		1,310		1,310
Trade and other receivables	11,612		(354)	24	11,282	129	11,411
Inventories	2,548		(344)	(18)	2,186	614	2,800
Income tax receivables	677		(64)	(28)	585		585
Other current assets	452		(78)	(37)	337		337
Total current assets	18,421		(1,136)	(211)	17,074	743	17,817
Non-current assets
Property, plant and equipment	38,377		(1,703)	(325)	36,349	3,196	39,545
Inventories - compulsory stock	645				645	284	929
Investment property	6				6		6
Intangible assets	3,490		(828)		2,662	38	2,700
Investments accounted for using the equity method	2,795		600	382	3,777	38	3,815
Other investments	456		(5)		451		451
Other financial assets	1,075		230	4	1,309		1,309
Deferred tax assets	1,866		(23)		1,843	983	2,826
Other non-current assets	1,531		(27)	(201)	1,303	58	1,361
Total non-current assets	50,241		(1,756)	(140)	48,345	4,597	52,942
TOTAL ASSETS	68,662		(2,892)	(351)	65,419	5,340	70,759
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	6,995		12	22	7,029		7,029
Current portion of long-term debt	775			(3)	772		772
Trade and other payables	10,253		(1,529)	(234)	8,490	5	8,495
Taxes payable	2,793		(80)	(9)	2,704		2,704
Other current liabilities	403		(27)	(7)	369		369
Total current liabilities	21,219		(1,624)	(231)	19,364	5	19,369
Non-current liabilities
Long-term debt	7,831		(319)	(4)	7,508	(97)	7,411
Reserves for contingencies and charges	5,986		(107)	(3)	5,876	(305)	5,571
Provisions for employee benefits	768		(67)	(2)	699	180	879
Deferred tax liabilities	2,572			(111)	2,461	2,256	4,717
Other non-current liabilities	738		17		755	43	798
Total non-current liabilities	17,895		(476)	(120)	17,299	2,077	19,376
TOTAL LIABILITIES	39,114		(2,100)	(351)	36,663	2,082	38,745
SHAREHOLDERS’ EQUITY
Minority interests	1,853		(792)		1,061	1,087	2,148
Eni shareholders’ equity	27,695	(1)			27,695	2,171	29,866
	29,548		(792)		28,756	3,258	32,014
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	68,662		(2,892)	(351)	65,419	5,340	70,759

(1)	Net of treasury shares in portfolio at the date for euro 3,206 million (IFRS require that treasury shares be deducted from shareholders’ equity).

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Profit and loss account at June 30, 2004

(million euro)	2004	Exclusion of Saipem	Exclusion of joint venture	Restatement of extraordinary items	Pro-forma	Adjustments	IFRS

Net sales from operations	28,230	(1,625)	(284)		26,321	85	26,406
Other income and revenues	539	(23)	(2)	37	551	4	555
Purchases, services and other	(18,986)	1,051	217	(183)	(17,901)	279	(17,622)
Payroll and related costs	(1,604)	351	18	(21)	(1,256)	3	(1,253)
Depreciation, amortization and writedowns	(2,397)	118	23		(2,256)	(92)	(2,348)
Operating profit	5,782	(128)	(28)	(167)	5,459	279	5,738
Financial income (expense), net	(49)	22	(4)		(31)	(31)	(62)
Other income (expense) from investments	156	31	13	514	714	(140)	574
Profit before extraordinary items and income taxes	5,889	(75)	(19)	347	6,142	108	6,250
Extraordinary items	347			(347)
Profit before income taxes	6,236	(75)	(19)		6,142	108	6,250
Income taxes	(2,490)	28	19		(2,443)	(256)	(2,699)
Profit before minority interest	3,746	(47)			3,699	(148)	3,551
Minority interest in net profit	(322)	47			(275)	89	(186)
Net profit	3,424				3,424	(59)	3,365

Restatement/reconciliation tables to IFRS of shareholders’ equity and consolidated net profit at June 30, 2004

The following is the reconciliation of shareholders’ equity of 2004 First Half Report, including minority interest, determined under Italian GAAP to IFRS:

Reconciliation of shareholders’ equity at June 30, 2004
(million euro)

Items (*)
	2004 Shareholders’ equity	29,548
1.	Different useful lives of gas pipelines, compression stations, distribution networks and other assets	1,520
2.	Different recognition of deferred tax	1,066
3.	Application of the weighted-average cost method instead of LIFO in inventory evaluation	582
4.	Different criteria of capitalization of financial charges	395
5.	Different recognition of the reserve for contingencies	220
6.	Effect of the capitalization of estimated costs for asset retirement obligations	185
7.	Underlifting	99
8.	Write-off of the difference between nominal and present value of deferred taxation in business combinations	(506)
9.	Adjustment of tangible and intangible assets	(167)
10.	Employee benefits	(76)
11.	Effects on investments accounted for under the equity method	38
12.2	Amortization of goodwill	36
	Other net adjustments	(134)
		3,258
	Exclusion of Saipem	(792)
	Net changes	2,466
	Shareholders’ equity under IFRS	32,014

(*)	Each number refers to the illustration provided in the next paragraph “Description of main changes”.

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Reconciliation of consolidated net profit at June 30, 2004

The following is the reconciliation of net profit of 2004 First Half Report determined under Italian GAAP to IFRS:

(million euro)

Items (*)
	2004 consolidated net profit under Italian GAAP	3,424
1.	Different useful lives of gas pipelines, compression stations, distribution networks and other assets	(52)
2.	Different recognition of deferred tax	(172)
3.	Application of the weighted-average cost method instead of LIFO in inventory evaluation	103
4.	Different criteria of capitalization of financial charges
5.	Different recognition of the reserve for contingencies	(14)
6.	Effect of the capitalization of estimated costs for asset retirement obligations	33
7.	Underlifting	36
8.	Write-off of the difference between nominal and present value of deferred taxation in business combinations	20
9.	Adjustment of tangible and intangible assets	5
10.	Employee benefits	2
11.	Effects on investments accounted for under the equity method	79
12.	Other changes in 2004 results under IFRS	(174)
12.1	Adjustment on gain from sale of a 9.054% interest in Snam Rete Gas	(211)
12.2	Amortization of goodwill	37
	Other net adjustments	(14)
	Effect of IFRS adjustment on minority interest (1)	89
	Net changes	(59)
	Shareholders’ equity under IFRS	3,365

(*)	Each number refers to the illustration provided in the next paragraph “Description of main changes”.
(1)	This adjustment derives from the attribution of their share of IFRS adjustments to minority interest.

Description of main changes
The following is a description of the main changes introduced in the balance sheet of Eni for 2003, whose effects are reflected in the profit and loss account and balance sheet for the first half of 2004 and in the balance sheet at June 30, 2005.

1. Different useful lives of gas pipelines, compression stations, distribution networks and other assets
This change concerns essentially the natural gas transport pipelines, compression stations and distribution networks that until 1999 were depreciated in accordance with Italian practice applying rates established by tax authorities (10%, 10% and 8%, respectively) both in statutory and consolidated financial statements. In consolidated financial statements prepared in accordance with U.S. GAAP, these assets were depreciated at a 4% rate, based on the international estimate of a 25-year long useful life.

The useful life of gas pipelines, compression stations and distribution networks was changed in 2000 following a determination of tariffs for natural gas sale by the Italian Authority for Electricity and Gas which set the useful life of gas pipelines at 40 years, that of compression stations at 25 years and that of distribution networks at 50 years. Therefore, considering this change as a revision of previous estimates, starting in 2000 the value of these assets, net of amortization reserves at December 31, 1999, was depreciated based on their residual useful life both under Italian and U.S. GAAP.

For the first application of IFRS, the adoption of the retrospective method implies the adoption of the new principles as if they had always been applied using the best information available at each time frame. Therefore, the book value of gas pipelines, compression stations and distribution networks, at January 1, 2004 was restated by using until 1999 the internationally accepted rate of 25 years, from 2000 onwards the residual value was depreciated according to the useful lives estimated by the Authority.

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Consistent with this approach, the book value of tanker ships at January 1, 2004 was restated due to the revision of their useful life using until 2001 the internationally accepted rate of 20 years; from 2002 onwards their residual value was depreciated according to an estimated useful life of 30 years defined after their conferral from Snam SpA to LNG Shipping SpA.

Under Italian GAAP the book value of complex assets is divided according to various tax categories on the basis of the depreciation rate tables contained in a Decree of the Ministry of Economy and Finance. Under IFRS the components of a complex asset, that have different useful lives, are recorded separately in order to be depreciated according to their useful life; land parcels, that cannot be depreciated, are recorded separately even when they are bought along with buildings.

The restatement determined an increase in fixed assets of euro 2,563 million as a contra to shareholders’ equity (euro 1,570 million) and to deferred tax liabilities (euro 993 million).

2. Different recognition of deferred tax
Changes in shareholders’ equity were determined in particular by the following causes.

2.1 Recognition of deferred tax assets on the revaluation of assets (Law 342/2000)
Under Italian GAAP deferred tax assets are recorded if recoverable with “reasonable certainty”.

Under IFRS deferred tax assets are recorded if their recovery is more likely than not.

In 2000 Snam SpA, now merged into Eni SpA, revalued its assets as permitted by Law 342/2000 aligning their book value to their fair value. On this revaluation of depreciable assets Eni paid a special rate tax (19% instead of the statutory 34% rate), thus recording a deferred tax asset. Eni’s transport assets were conferred in 2001 to Snam Rete Gas SpA. The revaluation carried out had no impact on Eni’s consolidated financial statements; but a timing difference arose between the taxable value and the book value which led, in accordance with Italian GAAP, to the recognition of a provision for deferred tax assets that amounted to euro 629 million at December 31, 2003, corresponding to 19%1 of depreciation estimated in the 2004-2007 plan on the deductible timing difference.

Under IFRS, deferred taxes are to be recognized on the entire timing difference at the current statutory tax rate (37.25%).

The application of this principle determined an increase in deferred tax assets of euro 828 million as a contra to shareholders’ equity.

2.2 Recognition of deferred tax assets on Stogit’s inventories
In 2003 Stoccaggi Gas Italia SpA (“Stogit”), applying Law 448/2001, realigned the fiscal value to the higher book value of assets received upon contribution in kind. In the consolidated financial statements these assets were stated at their book value, this determined a timing difference over the fiscal values from which a deferred tax asset of euro 287 million was recognized in the consolidated financial statements. A portion of the timing difference concerns the inventories of natural gas; however, in 2003 consolidated financial statements the deferred tax asset related to the timing difference on natural gas inventories was not recognized on the assumption that its recoverability was not reasonably certain at the end of the concession, if not renewed.

The application of IFRS determined the recognition of deferred tax assets of euro 259 million, as a contra to shareholder’s equity.

(1)	Keeping into account the later conferral of assets to Eni’s subsidiary Snam Rete Gas SpA, the timing difference was considered analogous to that deriving from the cancellation of intra-group profits; under Italian GAAP the adopted 19% rate is equal to taxes paid by the conferring entity, not to the taxes recoverable by the receiving entity, Snam Rete Gas SpA.

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2.3 Other effects of the different recognition of deferred tax assets
The application of the more likely than not criterion rather than that of the “reasonable certainty” of recoverability of other deductible timing differences determined the recognition of deferred tax assets of euro 146 million as a contra to shareholders’ equity.

3. Application of the weighted-average cost method instead of LIFO
Under Italian GAAP the cost of inventories may be determined with the weighted-average cost method or with the FIFO or LIFO methods. Until 2004 Eni adopted the LIFO method, in its evaluation of crude oil, natural gas and oil products inventories applied on an annual basis.

IFRS do not allow the use of the LIFO method; they allow the FIFO method and the weighted-average cost.

The application of the weighted-average cost on a three-month basis in the evaluation of crude oil, natural gas and refined products inventories determined an increase in the value of inventories of euro 764 million as a contra to shareholders’ equity (euro 479 million) and to deferred tax liabilities (euro 285 million).

With the application of the LIFO method, changes in oil and refined products prices had no impact on the evaluation of inventories, that was affected only by declines in volumes. With the adoption of the weighted-average cost, changes in oil and refined products prices have a direct effect with the recognition of profit or loss on stock deriving from the difference between the current cost of products sold and the cost deriving from the application of the weighted-average cost method.

4. Different criteria of capitalization of financial charges
Under Italian GAAP financial charges are capitalized when incurred within the amount not financed by internally-generated funds or contribution by third parties.

Under IFRS, when a relevant time interval is necessary until the capital good is ready for use, financial charges can be capitalized as an increase of the asset book value for the amount of financial charges that could have been saved if capital expenditures had not been made.

The application of this principle determined an increase in the book value of fixed assets of euro 615 million as a contra to shareholders’ equity (euro 394 million) and to deferred tax liabilities (euro 221 million).

5. Different recognition of the reserve for contingencies
Under Italian GAAP the reserve for contingencies concerns costs and charges of a determined nature, whose existence is certain or probable, but whose amounts or occurrence are not determinable at the period-end. The reserve for contingencies is stated on an undiscounted basis.

Under IFRS a provision to the reserve for contingencies is made only if there is a current obligation considered “probable” as a consequence of events occurred before period-end deriving from legal or contractual obligations or from behaviors or announcements of the company that determine valid expectations in third parties (implicit obligations), provided that the amount of the liability can be reasonably determined. When the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined, the estimated cost is discounted on the basis of the risk-free rate of interest and adjusted for the Company’s credit cost.

As for the provision to the reserve for redundancy incentives, IFRS require the preparation of a detailed formalized restructuring plan, indicating at least the activities, locations, categories and approximate number of employees concerned by the restructuring. The plan must be started-up or properly communicated to the involved parties before period-end, generating the expectation that the company will meet its obligations.

As for provisions for catastrophic risks, Padana Assicurazioni SpA, in application of rules imposed by the Minister of Industry on June 15, 1984, makes integrative provisions for the risk of earthquakes, seaquakes, volcanic eruptions and similar events. These integrative provisions are not allowed by IFRS in absence of a current obligation.

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As for the reserve for periodic maintenance, under IFRS these costs are capitalized when incurred as a separate component of the asset and are depreciated according to their useful lives, as they do not represent a current obligation.

As a consequence of the absence of a current obligation, the application of this principle determined a reversal of the reserve for contingencies of euro 285 million as a contra to shareholders’ equity (euro 227 million), to deferred tax liabilities (euro 36 million) and to a decrease in other assets (euro 22 million) referred to the portion of re-insured risks.

6. Effect of the capitalization of costs for asset retirement obligations
Under Italian GAAP, site restoration and abandonment costs are allocated annually in a specific reserve so that the ratio of the allocations made and the amount of estimated costs equals the percentage of depreciation of the relevant asset. In particular in the Exploration & Production segment, the costs estimated to be incurred at the end of production activities for the site abandonment and restoration are accrued so that the ratio of the reserve and the amount of estimated costs correspond to the ratio of cumulative production at period-end and proved developed reserves at period-end plus cumulative production.

Under IFRS, estimated site restoration and abandonment costs are recorded in a specific reserve as a contra to the relevant asset; when the financial effect of time is relevant, the estimated cost is recorded considering the present value of the costs to be incurred calculated using a rate representative of the Company’s credit cost. The cost assigned to the different relevant components of the asset is recognized in profit and loss account through the amortization process. The reserve, and consequently the assets’ book value, is periodically adjusted to reflect the changes in the estimates of the costs, of the timing and of the discount rate.

The application of this principle determined an increase in fixed assets of euro 254 million, in shareholders’ equity of euro 152 million and in deferred tax liabilities of euro 158 million, and a decrease in site abandonment and restoration reserve of euro 56 million.

7. Underlifting
In the Exploration & Production segment joint venture agreements regulate, among other things, the right of each partner to withdraw its own share of production volumes available in the period.

Higher production volumes withdrawn as compared to net working interest volume determine the recognition of a credit by a partner who has withdrawn lower production volumes as compared to its net working interest volume.

Under Italian GAAP, this credit is evaluated on the basis of production costs; under IFRS it is evaluated at current prices at period end.

The application of this principle determined an increase in other assets of euro 78 million as a contra to shareholders’ equity (euro 61 million) and to deferred tax liabilities (euro 17 million).

8. Write-off of the difference between nominal and present value of deferred taxation in business combinations
Under Italian GAAP the difference between the present value of deferred taxes included in the determination of the fair value of net assets acquired as part of a business combination and related deferred tax liabilities recognized at nominal value (“difference”) is recognized under the item accrued assets.

Under IFRS this difference is recognized under “Goodwill”; however, in the event of the first application goodwill can be adjusted only in case of specific circumstances that do not occur in this case. This difference is therefore written off because it cannot be considered an asset under IFRS.

The application of this principle determined a decrease in shareholders’ equity of euro 514 million as a contra to deferred tax assets.

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9. Adjustment of tangible and intangible assets
Changes in shareholders’ equity related in particular to the following aspects.

9.1 Intangible assets
Under Italian GAAP costs for extraordinary company transactions, costs for the start-up or expansion of production activities and costs for the establishment of a company or for issuance of capital stock can be capitalized.

IFRS require these costs to be charged against profit and loss account, except for establishment and issuance of capital stock of the parent company that are recognized as a decrease in shareholders’ equity net of the relevant fiscal effect.

Under Italian GAAP costs for software development can be capitalized under certain circumstances. IFRS pose more stringent conditions for their capitalization.

The application of these principles determined the write-off of intangible assets for euro 91 million as a contra to a decrease in shareholders’ equity (euro 58 million) and the recognition of deferred tax assets (33 euro million).

9.2 Revaluation of assets
Under Italian GAAP revaluation of tangible assets is allowed under specific law provisions within the limit of their recovery value.

IFRS prohibit this kind of tangible asset revaluation.

The application of this principle determined a decrease in tangible assets of euro 75 million as a contra to a decrease in shareholders’ equity (euro 54 million) and the recognition of deferred tax assets (euro 21 million). The decrease in fixed assets takes into account the restatement of gains/losses on disposal on the basis of the historical cost and the recalculation of amortization until December 31, 2003.

9.3 Pre-development costs
Under Italian GAAP costs related to preliminary studies, researches and surveys aimed at testing different options for development of hydrocarbon fields are recognized under tangible assets.

Under IFRS these costs are considered exploration costs and are expensed when incurred.

The application of this principle determined the write-off of capitalized pre-development costs for euro 71 million as a contra to a decrease in shareholders’ equity (euro 54 million) and the recognition of deferred tax liabilities (euro 17 million).

10. Employee benefits
Under Italian GAAP employee termination benefits are accrued during the period of employment of employees, in accordance with the law and applicable collective labor contracts.

Under IFRS employee termination benefits (e.g. pension payments, life insurance payments, medical assistance after retirement, etc.) are defined on the basis of post employment benefit plans that due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company’s obligation consists in making payments to the state or to a trust or a fund.

Plans with defined benefits are pension, insurance or healthcare plans which provide for the company’s obligation, also in the form of implicit obligation (see item 5), to provide non formalized benefits to its former employees2. The related discounted charges, determined with actuarial assumptions3, are accrued annually on the basis of the employment periods required for the granting of such benefits.

(2)	Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.
(3)	Actuarial assumptions concern, among other things, the following variables: (i) level of future salaries; (ii) death rates of employees; (iii) turn-over rate of employees; (iv) share of participants with successors entitled to benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of requests for reimbursement and future changes in medical costs; (vi) interest rates.

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The application of this principle determined a decrease in shareholders’ equity of euro 79 million, the recognition of deferred tax assets (euro 53 million) and a decrease in employee termination indemnities (euro 26 million) as a contra to an increase in the reserve for contingent losses of euro 158 million, referred in particular to charges for medical assistance granted upon termination and to pension plans outside Italy.

11. Effects on investments accounted for under the equity method
Joint ventures and affiliates are accounted for under the equity method. The application of IFRS to the initial balance at January 1, 2004 of assets and liabilities of these companies determined a decrease in investments of euro 40 million as a contra to shareholders’ equity.

12. Other changes in 2004 result under IFRS

12.1 Adjustment on gain from sale of a 9.054% interest in Snam Rete Gas
Due to the application of IFRS, net shareholders’ equity to be compared with the sale price for determining the gain on the sale of a 9.054% interest in Snam Rete Gas SpA carried out in 2004 increased by euro 2,335 million related essentially to an increase in the book value of natural gas pipelines (see item 1) and deferred tax assets (see item 2.1).

12.2 Amortization of goodwill
Under Italian GAAP goodwill is amortized on a straight-line basis in the periods of its expected utilization, provided it is no longer than five years; in case of specific conditions related to the kind of company the goodwill refers to, goodwill can be amortized for a longer period not exceeding 20 years.

Under IFRS goodwill cannot be amortized, but it is subject to a yearly evaluation in order to define the relevant impairment, if needed.

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balance sheets

(million euro)	Note	Dec. 31, 2004	June 30, 2005

ASSETS
Current assets
Cash and cash equivalent	1	848	1,146
Other financial assets for trading or held for sale	2	1,266	1,283
Trade and other receivables	3	13,380	14,074
Inventories	4	2,583	3,117
Income tax receivables	5	608	316
Other current assets	6	455	457
Total current assets		19,140	20,393
Non-current assets
Property, plant and equipment	7	38,953	41,762
Inventories - compulsory stock	8	1,386	1,467
Investment property	9	6	6
Intangible assets	10	2,479	2,402
Investments accounted for using the equity method	11	3,752	4,025
Other investments	12	439	411
Other financial assets	13	1,094	1,198
Deferred tax assets	14	1,819	1,580
Other non-current assets	15	1,241	1,483
Total non-current assets		51,169	54,334
TOTAL ASSETS		70,309	74,727
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	16	4,329	3,444
Current portion of long-term debt	20	933	1,078
Trade and other payables	17	9,204	9,675
Taxes payable	18	2,415	3,584
Other current liabilities	19	491	753
Total current liabilities		17,372	18,534
Non-current liabilities
Long-term debt	20	7,281	7,171
Reserves for contingencies and charges	21	5,672	6,313
Provisions for employee benefits	22	893	921
Deferred tax liabilities	23	3,946	4,501
Other non-current liabilities	24	462	443
Total non-current liabilities		18,254	19,349
TOTAL LIABILITIES		35,626	37,883
SHAREHOLDERS’ EQUITY	25
Minority interests		2,309	2,245
Eni shareholders’ equity:
Share capital: 4,004,462,776 fully paid shares nominal value 1 euro each (4,004,424,476 shares at December 31, 2004)		4,004	4,004
Share premium
Other reserves		9,602	12,309
Retained earnings		14,938	17,390
Net profit		7,059	4,343
Treasury shares		(3,229)	(3,447)
Total Eni shareholders’ equity		32,374	34,599
TOTAL SHAREHOLDERS’ EQUITY		34,683	36,844
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		70,309	74,727

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profit and loss account

(million euro)	Note	First half 2004	First half 2005

Revenues	27
Net sales from operations		26,406	32,495
Other income and revenues		555	322
TOTAL REVENUES		26,961	32,817
Operating expenses	28
Purchases, services and other		17,622	20,961
Payroll and related costs		1,253	1,267
Depreciation, amortization and writedowns		2,348	2,548
Operating profit		5,738	8,041
Financial income (expense)	29
Financial income		944	1,638
Financial expense		1,006	1,814
		(62)	(176)
Income (expense) from investments	30
Effects of investments accounted for using the equity method		181	364
Other income from investments		393	49
		574	413
Income taxes	31	(2,699)	(3,763)
Profit before minority interest		3,551	4,515
Minority interest in net profit	25	(186)	(172)
Net profit		3,365	4,343
Earnings per share	32	0.89	1.15

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statements of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative translation adjustment reserve	Treasury shares	Retained earnings	Net profit for the period	Total	Minority interests	Total shareholders’ equity

Balance at December 31, 2003	4,003	959	5,397	3,250	(2,505)	(3,164)	13,171	5,585	26,696	1,622	28,318

Changes in accounting principles							2,234		2,234	213	2,447
Annulment of exchanges differences					2,505		(2,505)
Adjusted balance at December 31, 2003	4,003	959	5,397	3,250		(3,164)	12,900	5,585	28,930	1,835	30,765

Net profit for the year								3,365	3,365	186	3,551
Income capitalized
Exchange differences from translation of financial statements denominated in currencies other than euro					424				424	17	441
					424				424	17	441
Total income					424			3,365	3,789	203	3,992
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.75 per share)								(2,828)	(2,828)		(2,828)
Dividend distribution of other companies										(212)	(212)
Allocation of 2003 net profit				23			2,734	(2,757)
Shares repurchased						(47)			(47)		(47)
Shares issued under incentive plans for Eni managers			(5)	5		5			5		5
			(5)	28		(42)	2,734	(5,585)	(2,870)	(212)	(3,082)
Other changes in shareholders’ equity
Reclassification				(281)			281
Sale of 9.054% of Snam Rete Gas SpA share capital										326	326
Exchange differences arising on the distribution of dividends and other changes							17		17	(4)	13
				(281)			298		17	322	339
Balance at June 30, 2004	4,003	959	5,392	2,997	424	(3,206)	15,932	3,365	29,866	2,148	32,014
Net profit for the year								3,694	3,694	160	3,854
Income capitalized
Exchange differences from translation of financial statements denominated in currencies other than euro					(1,188)				(1,188)	(19)	(1,207)
					(1,188)				(1,188)	(19)	(1,207)
Total income (expense)					(1,188)			3,694	2,506	141	2,647
Transactions with shareholders
Shares repurchased						(23)			(23)		(23)
Shares issued under stock grant plan	1			(1)
	1			(1)		(23)			(23)		(23)

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Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative translation adjustment reserve	Treasury shares	Retained earnings	Net profit for the period	Total	Minority interests	Total shareholders’ equity

Other changes in shareholders’ equity
Cost of stock option				3					3		3
Former Italgas SpA reserves reconstituted				(43)			43
Reserves from merger of EniData SpA				4			(4)
Reclassification				1,055			(1,055)
Exchange differences arising on the distribution of dividends and other changes							22		22	20	42
				1,019			(994)		25	20	45
Balance at December 31, 2004	4,004	959	5,392	4,015	(764)	(3,229)	14,938	7,059	32,374	2,309	34,683

Changes in accounting principles				13			(30)		(17)	(15)	(32)
Adjusted balance at December 31, 2004	4,004	959	5,392	4,028	(764)	(3,229)	14,908	7,059	32,357	2,294	34,651
Net profit for the year								4,343	4,343	172	4,515
Income capitalized
Variation of the fair value of financial assets for trading				3					3		3
Investments accounted for under the equity method				10					10		10
Exchange differences from translation of financial statements denominated in currencies other than euro					1,228				1,228	8	1,236
				13	1,228				1,241	8	1,249
Total income				13	1,228			4,343	5,584	180	5,764
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.90 per share)								(3,384)	(3,384)		(3,384)
Dividend distribution of other companies										(202)	(202)
Allocation of 2004 net profit				1,306			2,369	(3,675)
Shares repurchased						(228)			(228)		(228)
Shares issued under incentive plans for Eni managers			(10)	10		10			10		10
			(10)	1,316		(218)	2,369	(7,059)	(3,602)	(202)	(3,804)
Other changes in shareholders’ equity
Sale of consolidated companies										(40)	(40)
Exchange differences arising on the distribution of dividends and other changes					147		113		260	13	273
					147		113		260	(27)	233
Balance at June 30, 2005	4,004	959	5,382	5,357	611	(3,447)	17,390	4,343	34,599	2,245	36,844

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statements of cash flows

(million euro)	First half 2004	First half 2005

Cash flow from operating activities
Net profit	3,365	4,343
Minority interest in net profit	186	172
Depreciation and amortization	2,169	2,392
Writedowns (revaluations), net	54	(235)
Net change in reserves for contingencies	62	235
Net change in the reserve for employee benefits	76
Gain on disposal of assets, net	(471)	(21)
Dividend income	(92)	(16)
Interest income	(103)	(103)
Interest expense	270	274
Exchange differences	25	(74)
Current, anticipated and deferred income taxes	2,699	3,763
Cash generated from operating profit before changes in working capital	8,240	10,730
(Increase) decrease:
- inventories		(19)
- accounts receivable	816	(409)
- other assets	16	87
- trade and other accounts payable	456	916
- other liabilities	(55)	273
Cash from operations	9,454	11,058
Dividends received	151	252
Interest received	70	91
Interest paid	(261)	(298)
Income taxes paid, net	(2,007)	(2,669)
Net cash provided from operating activities	7,407	8,434
Cash flow from investing activities
Investments:
- intangible assets	(311)	(260)
- tangible assets	(3,369)	(2,810)
- investments	(72)	(48)
- securities	(150)	(197)
- financing receivables	(394)	(1,211)
- change in accounts payable and receivable in relation to investments and capitalized depreciation	(219)	(89)
Cash flow from investments	(4,515)	(4,615)
Disposals:
- intangible assets	2	4
- tangible assets	58	16
- consolidated subsidiaries and businesses	246	101
- investments	32	147
- securities	104	203
- financing receivables	665	1,236
- change in accounts receivable in relation to disposals	(9)	(19)
Cash flow from disposals	1,098	1,688
Net cash used in investing activities (*)	(3,417)	(2,927)

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(million euro)	First half 2004	First half 2005

Proceeds from long-term debt	339	658
Payments of long-term debt	(575)	(868)
Reductions of short-term debt	(1,073)	(1,304)
	(1,309)	(1,514)
Payments by/to minority shareholders	(19)	22
Sale of additional interests in subsidiaries	650
Dividends to minority shareholders	(3,040)	(3,586)
Shares repurchased	(42)	(218)
Net cash used in financing activities	(3,760)	(5,296)
Effect of change in consolidation area	9	(3)
Effect of exchange differences	14	90
Net cash flow for the period	253	298
Cash and cash equivalent at beginning of the period	1,121	848
Cash and cash equivalent at end of the period	1,374	1,146

(*)	Net cash used in investing activities includes some investments which Eni, due to their nature (i.e. temporary cash investments, securities held purely for investment purposes, etc.) considers as a reduction of net borrowings as defined in the “Financial Review” in the “Report of the Directors”. Cash flow of such investments are as follows:
(million euro)	First half 2004	First half 2005

Financing investments:
- securities	(20)	(4)
- financing receivables	(374)	(8)
	(394)	(12)
Disposal of financing investments:
- securities	104	66
- financing receivables	450	35
	554	101
Cash flows from financing activities	160	89

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SUPPLEMENTAL INFORMATION

(million euro)	First half 2004	First half 2005

Effect of disposal of consolidated subsidiaries and businesses
Non-current assets	79	158
Current assets	71	89
Net borrowings	6	(11)
Other liabilities	(55)	(89)
Net effect of disposal	101	147
Gain on disposal	157	7
Minority interest		(43)
Selling price	258	111
less:
Cash and cash equivalent	(12)	(10)
Cash flow on disposal	246	101

Transactions that did not produce cash flows
In the first half of 2005 a conferral of a business for euro 17 million with an acquisition of an investment of the same amount.

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Basis of presentation
Following the application of EU Regulation 1606/2002 approved by the European Parliament and Council on July 19, 2002, starting in 2005 companies with securities listed on a regulated stock market of a Member State of the European Union are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), approved by the European Commission. In its Report on the First Half of 2005 Eni used evaluation and measurement criteria that it intends to apply to its 2005 consolidated financial statements. The criteria described in this paragraph may not coincide with the IFRS guidelines applicable on the December 31, 2005 due to future decisions of the European Commission as regards the approval of International Accounting Standards or the issue of new principles, interpretations or implementation guidelines issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretation Committee (IFRIC).

The interim consolidated financial statements of Eni have been prepared in accordance with IFRS issued by the IASB and adopted by the European Commission following the procedure contained in article 6 of the EU Regulation No. 1606/2002 of the European Parliament and Council on July 19, 2002. Given their compatibility with IFRS, specific criteria for hydrocarbon exploration and production have been followed particularly those related to the internationally applied Unit-Of-Production and Production Sharing Agreement methods of accounting.

The interim consolidated financial statements include the statutory accounts of Eni SpA and of all Italian and foreign companies in which Eni SpA holds the right to directly or indirectly exercise control, determining financial and management decisions, and to reap economic and financial benefits. Affiliates on which the parent company exercises control at these affiliates’ general shareholders’ meeting due to a substantial ownership interest are excluded from consolidation (article 2359, subparagraph 1, line 2 of the Italian Civil Code considers this kind of affiliates as controlled subsidiaries).

Insignificant subsidiaries are not included in the scope of consolidation. A subsidiary is considered insignificant when it does not exceed two of these limits: (i) total assets or liabilities: euro 3,125 thousand; (ii) total revenues euro 6,250 thousand; (iii) average number of employees: 50 units. Moreover, companies, for which the consolidation does not produce significant economic and financial effects, are not included in the scope of consolidation. Such companies generally represent subsidiaries that work on account of other companies as the sole operator in the management of upstream oil contracts; these companies are proportionally financed, on the basis of the budgets approved, by the companies involved in the project, to which the company periodically reports costs and revenues following the management activity of the project. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the obligations arising from the project, are recognized proportionally in the financial statements of the companies involved. The effects of these exclusions are not material1.

Subsidiaries excluded from consolidation, joint ventures, affiliated companies and other interests are accounted for as described below under the heading “Financial fixed assets”.

The consolidated report on the first half of 2005 underwent a limited review by PricewaterhouseCoopers SpA. A limited review implies significantly less work as compared to a full audit performed according to the regulations governing external audits.

Considering their materiality, amounts are stated in million euro.

(1)	According to the dispositions of the Framework of international accounting standards, Information is material if its omission or misstatement could influence the economic decisions of users taken on the basis of the financial statements.

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Principles of consolidation

Interests in companies included in consolidation
Assets and liabilities, expense and income related to fully consolidated companies are wholly incorporated into the consolidated balance sheet; the accounting value of these interests is eliminated against the corresponding fraction of the shareholders’ equity of the companies owned, attributing to each item of the balance sheet the current value at the date of acquisition of control. Any positive residual difference is recognized under “Goodwill”. Negative residual differences are charged against profit and loss account.

Gains or losses on sales of stakes in consolidated subsidiaries are recorded in the profit and loss account for the amount corresponding to the difference between proceeds from the sale and the divested stake in net equity.

Fractions of shareholders’ equity and of net profit of minority interest are recognized under specific items in profit and loss account. Minority interest is determined based on the current value attributed to assets and liabilities at the date of the acquisition of control, excluding any related goodwill.

Inter-company transactions
Income deriving from inter-company transactions unrealized towards third parties are eliminated when significant. Receivables, payables, income and expenditure as well as guarantees, commitments and risks between consolidated companies are eliminated. Inter-company losses are not eliminated, since they reflect an actual decrease in the value of divested assets.

Foreign currency translation
Financial statements of consolidated companies denominated in currencies other than the euro are converted to euro applying exchange rates prevailing at year-end to assets and liabilities, the historic exchange rates to equity accounts and the average rates for the period to profit and loss account (source: Ufficio Italiano Cambi).

Exchange rate differences from conversion deriving from the application of different exchange rates for assets and liabilities, shareholders’ equity and profit and loss account are recognized under the item “Other reserves” within shareholders’ equity for the portion relating to the Group and under the item “Minority interest” for the portion related to minority shareholders.

Financial statements of foreign subsidiaries which are translated into euro are denominated in their functional currencies.

Evaluation criteria
The most significant evaluation criteria used for the preparation of the consolidated financial statements for the first half report are shown below.

Current assets
Financial assets held for trading and financial assets available for disposal are stated at fair value and the economic effects charged, respectively, to profit and loss account item “Financial Income (Expense)” and the shareholders’ equity item “Other reserves”.

When the conditions for the purchase or sale of financial assets provide for the settlement of the transaction and the delivery of the assets within a given number of days determined by entities controlling the market or by agreements (e.g. purchase of securities on regulated markets), the transaction is entered at the date of settlement.

Receivables are stated at their amortized cost (see below “Financial fixed assets”).

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Transferred financial assets are eliminated when the transaction, together with the cash flows deriving from it, lead to the substantial transfer of all risks and benefits associated to the property.

Inventories, except for those relating to contract work in progress, are stated at the lower of purchase or production cost and market value represented by the proceeds the company expects to collect from the sale of the inventories in the normal course of business.

The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis; the cost for inventories of the Petrochemical segment is determined by applying the weighted-average cost on an annual basis.

Contract work in progress is recorded on the basis of contractual considerations by reference to the stage of completion of a contract measured on the cost-to-cost basis. Advances are subtracted from inventories within the limit of contractual considerations; any excess of such advances over the value of work performed is recorded as a liability. Losses related to construction contracts are accrued for as soon as the company becomes aware of such losses. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is translated to euro using the current exchange rates at year-end and the effects are recorded in the profit and loss account.

Hedging instruments are described in the section “Derivative Instruments”.

Non-current assets

Tangible assets2
Tangible assets, including investment properties, are stated at their purchase or production cost including ancillary costs which can be directly attributed to them that are required to make the asset ready for use. In addition, when a substantial amount of time is required to make the asset ready for use, the purchase price or production cost includes the financial expenses that would have theoretically been saved had the investment not been made. The purchase or production costs is net of grants that are recorded in a contra asset account when authorized, if all the required conditions have been met.

In case of current obligations for the dismantling, removal of assets and the reclamation of sites, the stated value includes, as a contra to a specific reserve, the estimated (discounted) costs to be borne at the moment the asset is retired. Revisions of estimates for these provisions are recognized under “Reserves for contingencies”.

No revaluation is allowed even in application of specific laws.

Assets carried in financial leasing are stated among the tangible assets, as a contra to the financial payable to the lessor, and depreciated using the criteria detailed below. When the redemption is not reasonably certain, assets carried in financial leasing are depreciated over the period of the lease if shorter than the useful life of the asset.

Tangible assets are amortized systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company. When the tangible asset comprises more than one significant element with different useful lives, the amortization is carried out for each component. The amount to be depreciated is represented by the book value reduced by the presumable net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even if bought together with a building as well as tangible disposal assets which are valued at the lower of book value and fair value less costs to sell.

(2)	Recognition and evaluation criteria of exploration and production activities are described in the section “Exploration and production activities” below.

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Assets that can be used free of charge are depreciated over the shorter of the duration of the concession and the asset useful life.

Renewals, improvements and transformations which extend asset lives are capitalized.

The costs for the substitution of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to profit and loss account. Ordinary maintenance and repair costs are expensed when incurred.

When events occur that lead to a presumable reduction in the book value of tangible assets, their recoverability is checked by comparing their book value with the realizable value, represented by the greater of fair value less costs to sell and replacement cost. In the absence of a binding sales agreement, fair value is estimated on the basis of market values, of recent transactions, or of the best available information that shows the proceeds that the company could reasonably expect to collect from the asset’s disposal. Replacement cost is determined by discounting the expected cash flows deriving from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. The discounting is carried out at a rate that takes into account the implicit risk in the sector. Valuation is carried out for each single asset or, if the realizable value of a single assets cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, so called cash generating unit. When the reasons for their impairment cease to exist, Eni reverses previously recorded impairment charges and records an income as asset revaluation in the profit and loss account of the relevant year. This asset revaluation is the lower of the fair value and the book value increased by the amount of previously incurred writedowns net of related amortization that would have been made had the impairment not been made.

Intangible assets
Intangible assets include assets which lack physical consistence that are identifiable, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is identifiable to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset can be traced back to a legal or contractual right, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits flowing from the underlying resource and to restrict the access of others to those benefits.

Intangible assets are stated at cost determined with the criteria used for tangible assets. No revaluation is allowed even in application of specific laws.

Intangible assets with a defined useful life are amortized systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company; the recoverability of their book value is checked using the criteria described in the section “Tangible Assets”.

Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is checked at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. With reference to goodwill, this check is performed at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure that included said goodwill. Depreciations may not be revaluated.

Costs regarding technological development activities are stated in the assets when: (i) the cost attributable to the intangible asset can be reasonably determined; (ii) there is the intention, the availability of funding and the technical capacity to make the asset available for use or sale; (iii) it can be shown that the asset is able to produce future economic benefits.

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Exploration and production activities

Acquisition of mineral rights
Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (exploratory potential, probable and possible reserves, proved reserves). When the acquisition is related to a set of exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the relevant discounted cash flow.

Expenditures for the exploratory potential, represented by the costs for the acquisition of the exploration permits and for the extension of existing permits, are recognized under “Intangible assets” and are amortized on a straight-line basis over the period of the exploration contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account.

Acquisition expenditures for proved reserves and for possible and probable reserves are recognized under “Intangible assets” or “Tangible assets” depending on the nature of the underlying assets. Expenditures associated with proved reserves are amortized on a Unit-Of-Production (UOP) basis, as detailed in the section “Development”, considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of negative result the expenditures are charged to the profit and loss account.

Exploration
Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are capitalized, to reflect their nature of investment, and amortized in full when incurred.

Development
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas and are capitalized and amortized generally on a UOP basis, as their useful life is closely related to the availability of feasible reserves. This method provides for residual expenditures to be amortized through a rate representing the ratio between the volumes extracted during the period and the proved developed reserves existing at the end of the period, increased of the volumes extracted during the period. This method is applied with reference to the smallest aggregate representing a direct correlation between investment and proved developed reserves.

Costs related to unsuccessful development wells or damaged wells are expensed immediately as loss on disposal.

Writedowns and revaluations of development costs are made on the same basis as those for tangible assets.

Production
Production costs are costs to operate and maintain wells and field equipment and are expensed as incurred.

Retirement
Costs expected to be incurred with respect to well retirement, including costs associated with removal of production structures, dismantlement and site restoration, are capitalized and amortized on a Unit-of-Production basis. See paragraph on tangible assets.

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Financial fixed assets
Investments in subsidiaries excluded from consolidation, joint ventures and affiliates are accounted for using the equity method. If it does not result in a misrepresentation of the company’s financial condition and consolidated results, subsidiaries, joint ventures and affiliates excluded from consolidation may be accounted for at cost, adjusted for permanent impairment of value.

Other investments are recognized at their fair value and their effects are charged to shareholders’ equity item “Other reserves”. When fair value cannot be reasonably ascertained, investments are accounted for at cost, adjusted for permanent impairment of value.

When the reasons for their impairment cease to exist, investments accounted for at cost are revaluated within the limit of the impairment made and their effects are charged to the profit and loss account item “Other income (expense) from investments”.

The risk deriving from losses exceeding shareholders’ equity is recognized in a specific reserve to the extent the parent company is required to fulfill legal or implicit obligations towards the subsidiary or to cover its losses.

Receivables and financial assets that must be maintained until expiry are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then corrected to take into account capital repayments, devaluations and amortization of the difference between the reimbursement value and the initial carrying value; amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial revaluation, the current value of expected cash flows to the initial carrying value (so-called amortized cost method). Economic effects of the valuation to amortized cost method are charged to the item “Financial income (expense)”.

Financial liabilities
Debt is shown at amortized cost (see item “Financial fixed assets” above).

Provisions for contingencies
Provisions for contingencies concern risks and charges of a definite nature and whose existence is certain or probable but for which at year-end the amount or date of occurrence remains uncertain. Provisions are made when: (i) it is probable the existence of a current obligation, either legal or implicit, deriving from a past event; (ii) it is probable that the fulfillment of that obligation will be expensive; (iii) the amount of the obligation can be accurately estimated. Provisions are stated at the value that represents the best estimate of the amount that the company would reasonably pay to fulfill the obligation or to transfer it to third parties at year-end. When the financial effect of time is significant and the payment date of the obligations can be reasonably estimated, the provisions are discounted; the increase in the provision linked to the passing of time is charged to the profit and loss account in the item “Financial Income (Expense)”.

When the liability regards a tangible asset (e.g. site restoration and abandonment), the provision is stated as a contra to the asset to which it refers; profit and loss account charge is made with the amortization process.

The costs that the company expects to bear to carry out restructuring plans are recognized in the year in which the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.

The provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates; the estimate revisions of the provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e. site restoration and abandonment) as a contra to the assets to which they refer.

In the Notes to the Financial Statements the following potential liabilities are described: (i) possible (but not probable) obligations deriving from past events, whose existence will be confirmed only when one or more future events beyond the company’s control occur; (ii) current obligations deriving from past events whose amount cannot be reasonably estimated or whose fulfillment will probably be not expensive.

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Employee post-employment benefits
Post employment benefit plans are defined on the basis of plans, even if not formalized ones, that due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company’s obligation, consisting in making payments to the State or to a trust or a fund, is determined on the basis of due contributions.

The liabilities related to defined benefit plans3, net of any plan assets, are determined on the basis of actuarial assumptions4 and charged to the relevant year consistently with the employment period required to obtain the benefits; the evaluation of liabilities is made by independent actuaries.

The actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are charged to the profit and loss account, proportionally through the residual average working life of the employees participating to the plan, in the limits of the share of the discounted profit/loss not charged beforehand, that exceeds the greater of 10% of liabilities and 10% of the fair value of the plan assets (corridor method).

Treasury shares
Treasury shares are recorded at cost and as a reduction of shareholders’ equity. Gains following subsequent sales are recorded as an increase in shareholders’ equity.

Revenues and costs
Revenues from sales of products and services rendered are recognized upon transfer of risks and advantages associated to the property or upon settlement of the transaction. In particular, revenues are recognized:

-	for crude oil, generally upon shipment;
-	for natural gas, when the natural gas leaves Eni’s distribution network and is delivered to the customer;
-	for petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales are generally recognized upon shipment;
-	for petrochemical products and other products, generally upon shipment.

Revenues are recognized upon shipment when the risks of loss are transferred to the acquirer at that date.

Revenues from the sale of crude oil and natural gas produced in properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at period-end.

The allowances of revenues related to partially rendered services are recognized with respect to the accrued considerations, if it is possible to reasonably determine the state of completion and there are no relevant uncertainties concerning the amounts and the existence of the revenue and related costs; differently they are recognized within the limits of the recoverable costs incurred.

The considerations accrued in the period related to construction contracts are recognized on the basis of contractual considerations by reference to the stage of completion of a contract measured on the cost-to-cost basis. The requests of additional considerations, deriving from a change in the scope of the work, are included in the total amount of considerations when it is probable that the customer will approve the variation and the relevant amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of considerations when it is probable that the counterpart will accept them.

(3)	Given the uncertainties related to their payment date, employees termination indemnities are considered as a defined benefit plan.
(4)	Actuarial assumptions relate to, inter alia, the following variables: (i) future salary levels; (ii) the mortality rate of employees; (iii) personnel turnover; (iv) the percentage of plan participants with dependents who are eligible to receive benefits (e.g. spouses and dependent children); (v) for medical plans, the frequency of claims and future medical costs; (vi) interest rates.

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Revenues are stated net of returns, discounts, rebates and bonuses, as well as directly related taxation. Exchanges of goods and services with similar nature and value do not give rise to revenues and costs as they do not represent sale transactions.

Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined.

Labor costs include stock grants and stock options granted to managers, consistently with their actual remunerative nature. The cost is determined based on the fair value of the rights awarded to the employee; the portion relevant to the year is calculated pro rata over the period to which the incentive refers (vesting period)5. The fair value of stock grants is represented by the current value of the shares at the date of the award, reduced by the current value of the expected dividends in the vesting period. The fair value of stock options is the value of the option calculated with the Black-Scholes method that takes into account the exercise conditions, current price of the shares, expected volatility and the risk-free interest rate. The fair value of the stock grants and stock options is shown in a contra to “Other reserves”.

The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs borne for other scientific research activities or technological development, are generally considered current costs and expensed as incurred.

Exchange rate differences
Revenues and costs concerning transactions in currencies other than fuctional currency are stated at the exchange rate on the date that the transaction is completed.

Monetary assets and liabilities in currencies other than fuctional currency are converted by applying the year-end exchange rate and the effect is stated in the profit and loss account. Non-monetary assets and liabilities in currencies other than functional currency valued at cost are stated at the initial exchange rate; when they are evaluated at fair value, at recoverable value or realizable value, the exchange rate applied is that of the day of recognition.

Dividends
Dividends are recognized at the date of the general shareholders’ meeting declaring them, except when the sale of shares before the ex-dividend date is certain.

Income taxes
Current income taxes are determined on the basis of the estimated taxable income; the estimated liability is recognized in the item “Income tax liabilities”. Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets or liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are recognized when their realization is probable.

Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at single entity level if referred to offsettable taxes. The balance of the offset, if positive is recognized in the item “Deferred tax assets” and if negative in the item “Deferred tax liabilities”. When the results of transactions are recognized directly in the shareholders’ equity, current taxes, deferred tax assets and liabilities are also recognized in the shareholders’ equity.

(5)	For stock grants, the period between the date of the award and the date of assignation of stock; for stock options, period between the date of the award and the date on which the option can be exercised.

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Derivatives
Derivatives are assets and liabilities recognized at their fair value.

Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge; e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are stated at fair value and the effects charged to the profit and loss account; consistently the hedged items are adjusted to reflect the variability of fair value associated with the hedged risk. When derivatives hedge the cash flow variation risk of the hedged item (cash flow hedge; e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), variations in the fair value of the derivatives are initially stated in net equity and then stated in the profit and loss account consistently with the economic effects produced by the hedged transaction. The variation of the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments are shown in the profit and loss account.

Use of accounting estimates
The preparation of these consolidated financial statements requires management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based. Summarized below are the accounting estimates that require the more subjective judgment of our management. Such assumptions or estimates regard the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect future results.

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”, the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward and downward revision. In addition changes in oil and natural gas prices could have an effect on the value of Eni’s proved reserves as regards the initial estimate. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recorded.

Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the year and proved developed reserves existing at the year-end increased by the amounts extracted during the year. Assuming all other variables are held constant, an increase in estimated proved reserves decreases depreciation, depletion and amortization expense. On the contrary, a decrease in estimated proved reserves increases depreciation, depletion and amortization expense.

Also, estimated proved reserves are used to calculate future cash flows from oil and gas operations properties, which serve as an indicator in determining whether a property impairment is to be carried out or not. The larger the volumes of estimated reserves, the less likely the property is impaired.

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Impairment of assets
Fixed assets and intangible assets are written down whenever events and changes in circumstances indicate that the carrying amount may not be recoverable.

The amount of an impairment charge is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value, net of disposal costs and value in use. The estimated fair value usually is based on the present values of expected future cash flows using assumptions commensurate with the risks involved in the asset group. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved.

For oil and natural gas properties, the expected future cash flows are estimated based on developed and non developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions about future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.

Asset retirement obligation
Eni has significant obligations to remove tangible equipment and restore land or seabed once operations are terminated. Estimating the future asset removal costs is difficult and requires management to make estimates and judgements because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. The criticality of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligations in the period when it is incurred (typically at the time the asset is installed at the productions location). When the liability is initially recorded, the capitalized costs of the related fixed assets will be increased by an equal corresponding amount. Over time, the liabilities are increased for the provisions due to reflect the passage of time, and the initial capitalized costs are depreciated over the useful lives of the related assets. The recognized asset retirement obligations liability amounts are based upon future retirement cost estimates and incorporate many assumptions such as expected recoverable quantities of crude oil and natural gas, time to abandonment, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business acquisitions
Accounting for the acquisition of a business requires the allocation of the difference between the purchase price and the book value to various assets and liabilities of the acquired business. For most assets and liabilities, the allocation of such difference is accomplished by recording the asset or liability at its estimated fair value. Any positive residual difference is recognized under “Goodwill”. Negative residual differences are charged against profit and loss account. Eni uses all available information to make these fair value determinations and, for major business acquisitions, typically engage an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets.

Environmental liabilities
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, productions and other activities, including legislation that implements international conventions or protocols. Environmental expenditures are made when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

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Although management, considering the actions already taken, the insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect upon Eni’s results of operations and financial position as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s results of operations and financial position due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effect of future environmental legislation and rules, like the Decree No. 367 of the Ministry of Environment, published on January 8, 2004, that introduces new quality standards for aquatic environment and dangerous substances and those that may derive from the legislative decree that the Italian Government will have to enact in order to implement Directive 2000/60/CE creating a framework for joint European action in the area of water; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Contingencies
In addition to accruing the estimated costs for asset retirement obligation and environmental liabilities, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to employee benefits, litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgements.

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Notes to the consolidated financial statements

Current activities

1 Cash and cash equivalent
Cash and cash equivalent of euro 1,146 million (euro 848 million at December 31, 2004) include financing receivables due within 90 days for euro 186 million (euro 163 million at December 31, 2004).

2 Other financial assets for trading or held for sale

(million euro)	Dec. 31, 2004	June 30, 2005

Listed Italian treasury bonds	980	1,015
Listed securities issued by Italian and foreign merchant banks	255	241
Not quoted securities	31	27
	1,266	1,283

Securities of euro 1,283 million (euro 1,266 million at December 31, 2004) are available for sale.

Changes of the period in fair value amounted to euro 3 million and were recorded in the item “Other reserves” of the shareholders’ equity. At January 1, 2005, date of the first application of IAS 32 and 39, the difference between the book value and the fair value amounted to euro 19 million.

Securities for euro 561 million are considered coverage of technical reserves of Padana Assicurazioni SpA (euro 474 million at December 31, 2004).

At December 31, 2004 and at June 30, 2005 Eni did not own financial assets held for trading.

3 Trade and other receivables

(million euro)	Dec. 31, 2004	June 30, 2005

Trade	9,865	9,893
Financing	1,368	1,486
Other	2,147	2,695
	13,380	14,074

Receivables are recorded net of the allowance for doubtful accounts of euro 736 million (euro 696 million at December 31, 2004).

Trade receivables of euro 9,893 increased by euro 28 million. This increase relates primarily to exchange rate differences due to the translation of financial statements prepared in currencies other than euro for euro 159 million. Such increase was partially offset by the change in the scope of consolidation for euro 76 million following the sale of Società Azionaria per la Condotta di Acque Potabili SpA (euro 52 million), Acquedotto Vesuviano SpA (euro 19 million) and Acquedotto di Savona SpA (euro 9 million).

Financing receivables of euro 1,486 million concern receivables made for operating purposes (euro 1,363 million at December 31, 2004).

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“Other” receivables of euro 2,695 consist of the following:

(million euro)	Dec. 31, 2004	June 30, 2005

Accounts receivable from:
- joint venture operators in exploration and production	784	991
- insurance companies	322	492
- Italian governmental entities	207	208
	1,313	1,691
Receivables relating to factoring activities	244	273
Prepayments for services	119	115
Other receivables	471	616
	2,147	2,695

Receivables relating to factoring activities for euro 273 million (euro 244 million at December 31, 2004) concern Serfactoring SpA.

4 Inventories

Dec. 31, 2004	June 30, 2005

(million euro)	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total

Raw and auxiliary materials and consumables	303	199		372	874	476	188		359	1,023
Products being processed and semi finished products	37	19		2	58	40	16			56
Work in progress long-term contracts			157		157			231		231
Finished products and goods	891	482		37	1,410	1,114	541		87	1,742
Advances to suppliers			84		84			64	1	65
	1,231	700	241	411	2,583	1,630	745	295	447	3,117

Inventories are net of the valuation allowance of euro 99 million (euro 121 million at December 31, 2004).

Natural gas inventories valued at euro 513 million are used to satisfy peak demand (euro 482 million at December 31, 2004).

Work in progress long-term contracts of euro 231 million (euro 157 million at December 31, 2004) are net of the payments received in advance of euro 5,486 million (euro 5,156 million at December 31, 2004).

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5 Income tax receivables
Income tax receivables of euro 316 million (euro 608 million at December 31, 2004) consist of the following:

(million euro)	Dec. 31, 2004	June 30, 2005

Italian tax authorities	431	202
Foreign tax authorities	177	114
	608	316

6 Other current assets

(million euro)	Dec. 31, 2004	June 30, 2005

Fair value of non-hedging derivatives		271
Other assets	455	186
	455	457

At January 1, 2005, date of the first application of IAS 32 and 39, the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments amounted to euro 415 million. Commitments concerning derivative contracts amounted to euro 7,842 million and concern commitments on exchange rate for euro 5,391 million (fair value of euro 200 million), on interest rate for euro 2,178 million (fair value of euro 47 million) and on commodities for euro 273 million (fair value of euro 24 million).

At December 31, 2004 other assets include differentials on derivative contracts for euro 310 million, of which euro 242 million relating to financing receivables and liabilities.

Non-current activities

7 Fixed assets

(million euro)	Net value at Dec. 31, 2004	Investments	Depreciation	Exchange rate differences	Other changes	Net value at June 30, 2005	Reserve for amortization and writedown at Dec. 31, 2004	Reserve for amortization and writedown at June 30, 2005

Land	311	1				312	76	45
Buildings	1,381	11	(40)	5		1,357	1,510	1,561
Plant and machinery	29,429	906	(1,895)	1,462	1,644	31,546	34,038	37,249
Industrial and commercial equipment	389	225	(50)	21	(3)	582	943	942
Other assets	302	45	(48)	11	6	316	763	828
Fixed assets in progress and advances	7,141	1,622		548	(1,662)	7,649	551	646
	38,953	2,810	(2,033)	2,047	(15)	41,762	37,881	41,271

Capital expenditures of euro 2,810 million (euro 3,369 million in the first half of 2004) primarily relate to the Exploration & Production segment (euro 2,015 million), Gas & Power segment (euro 495 million) and Refining & Marketing segment (euro 212 million). Capital expenditures include financial expense for euro 89 million (euro

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94 million in the first half of 2004) essentially relating to the Exploration & Production segment (euro 60 million), Gas & Power segment (euro 14 million) and Refining & Marketing segment (euro 14 million). The interest rate used for the capitalization of financial expense is included between 2.3% and 6.4%.

Depreciation rates used are as follows:

(%)
Buildings	2	-	7
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	25

Exchange rate differences due to the translation of financial statements prepared in currencies other than euro of euro 2,047 million relate to companies whose functional currency is the US dollar (euro 1,863 million).

Other changes of euro 15 million include writedowns for euro 156 million primarily related to mineral assets of the Exploration & Production segment (euro 128 million), the change in scope of consolidation of euro 122 million following the sale of Società Azionaria per la Condotta di Acque Potabili SpA (euro 82 million), Acquedotto Vesuviano SpA (euro 20 million) and Acquedotto di Savona SpA (euro 20 million). This decrease was partially offset by the initial recognition and the reviews to the estimate of dismantling and restoration of sites for euro 333 million relating to the Exploration & Production segment.

Government grants recorded as decrease of property, plant and equipment amount to euro 956 million (euro 910 million at December 31, 2004).

The gross carrying amount of fully depreciated property, plant and equipment that is still in use amount to euro 7,721 million.

At June 30, 2005 fixed assets have been pledged for euro 487 million primarily as collateral on debt incurred by Eni (euro 482 million at December 31, 2004).

8 Inventories - compulsory stock

(million euro)	Dec. 31, 2004	June 30, 2005

Crude oil and petroleum products	1,229	1,310
Natural gas	157	157
	1,386	1,467

Compulsory stocks, are primarily held by Italian companies (euro 1,286 and 1,348 million at December 31, 2004 and at June 30, 2005, respectively) and represent certain minimum quantities required by Italian law.

9 Investment property
Investment property of euro 6 million (the same amount as of December 31, 2004) concerns buildings held by Padana Assicurazioni SpA.

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10 Intangible assets

(million euro)	Net value at Dec. 31, 2004	Investments	Amortization	Other changes	Net value at June 30, 2005	Reserve for amortization and writedown at Dec. 31, 2004	Reserve for amortization and writedown at June 30, 2005

Intangible assets with a definite life
Costs for research and development	100	203	(243)	16	76	734	825
Industrial patent rights and intellectual property rights	165	9	(50)	8	132	739	787
Concessions, licenses, trademarks and similar items	816	19	(49)	1	787	1,331	1,402
Intangible assets in progress and advances	57	27		(23)	61	5	5
Other intangible assets	224	2	(19)	46	253	310	299
	1,362	260	(361)	48	1,309	3,119	3,318
Intangible assets with a indefinite life
Goodwill	1,117			(24)	1,093
	2,479	260	(361)	24	2,402	3,119	3,318

Costs for research and development for euro 76 million mainly concern the purchase of mineral rights (euro 72 million). This item also includes exploration expenditures amortized in the year for euro 197 million (euro 196 million in the first half of 2004).

Concessions, licenses, trademarks and similar items for euro 787 million primarily concern the transmission rights for natural gas imported from Algeria (euro 641 million) and concessions for mineral exploration (euro 71 million).

Other intangible assets with a definite life of euro 253 million include the estimated expenditures for social projects to be incurred following contractual commitments related to mineral activities (euro 115 million) and royalties for the use of licenses by Polimeri Europa SpA (euro 87 million).

Depreciation rates used are as follows:

(%)
Costs for research and development	14	-	33
Industrial patent rights and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	3	-	25
Other intangible assets	4	-	25

Other changes of intangible assets with a definite life of euro 48 million include exchange rate differences due to the translation of financial statements prepared in currencies other than euro for euro 17 million.

Intangible assets with a definite life of euro 1,309 million include euro 41 million of internally generated assets.

Goodwill for euro 1,093 million concerns primarily the Gas & Power segment (euro 816 million, of which euro 802 million relates to the Public Offering for Italgas SpA shares during 2003), the Exploration & Production segment (euro 219 million relates to the purchase of Lasmo Plc, now Eni Lasmo Plc) and the Refining & Marketing segment (euro 52 million). Other changes of euro 24 million essentially relate to the sale of Società Azionaria per la Condotta di Acque Potabili SpA (euro 20 million) and Acquedotto Vesuviano SpA (euro 3 million).

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11 Investments accounted for using the equity method

(million euro)	Net value at Dec. 31, 2004	Acquisitions and subscriptions	Gain from the valuation of investments accounted for using the equity method	Loss from the valuation of investments accounted for using the equity method	Deduction for dividends	Exchange rate differences	Other changes	Net value at June 30, 2005

Investments in unconsolidated subsidiaries	867	27	60	(1)	(33)	14	(4)	930
Investments in affiliates	2,885	10	319	(14)	(173)	65	3	3,095
	3,752	37	379	(15)	(206)	79	(1)	4,025

Acquisitions and subscriptions for euro 37 million concerned mainly the subscriptions of capital increase of Servizi Porto Marghera Scrl (euro 17 million) and Lasmo Petroleum Development BV (euro 10 million) and the acquisition of Acam Clienti SpA by Eni SpA (euro 6 million).

Gains from the valuation of investments using the equity method of euro 379 million primarily relate to Galp Energia SGPS SA (euro 132 million), Blue Stream Pipeline Co BV (euro 54 million), Saipem SpA (euro 49 million) and Trans Austria Gasleitung GmbH (euro 26 million).

Losses from the valuation of investments using the equity method of euro 15 million primarily relate to Geopromtrans Llc (euro 7 million) and Enirepsa Gas Ltd (euro 5 million).

Deduction following the distribution of dividends of euro 206 million primarily relates to Galp Energia SGPS SA (euro 56 million), Saipem SpA (euro 28 million) and Trans Austria Gasleitung GmbH (euro 27 million).

Other changes of euro 1 million primarily concern the sale of investments (euro 11 million). Such decrease has been partially offset by net income from investments accounted for using the equity method which has been directly charged to shareholders’ equity (euro 10 million).

Investments in unconsolidated subsidiaries of euro 930 million (euro 867 million at December 31, 2004) include Saipem SpA, a company listed on the Italian Stock Exchange and in which Eni held an effective control with the 43.29% of the share capital. The following information includes its fair value:

Book value (million euro)	Eni’s number of shares	Equity ratio (%)	Share price (euro)	Market value (million euro)

December 31, 2004
Saipem SpA	657	189,423,307	43.29	8.86	1,678
June 30, 2005
Saipem SpA	658	189,423,307	43.29	11.18	2,118

Information about Saipem SpA and its subsidiaries, representing a 100% share of the companies, is as follows:

(million euro)	Dec. 31, 2004	June 30, 2005

Total assets	5,137	5,600
Total liabilities	3,592	4,110

(million euro)	First half 2004	First half 2005

Net sales from operations	1,911	2,119
Operating profit	148	154
Net profit	103	108

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12 Other investments

(million euro)	Net value at Dec. 31, 2004	Acquisitions and subscriptions	Sales	Exchange rate differences	Other changes	Net value at June 30, 2005	Accumulated impairment charges at Dec. 31, 2004	Accumulated impairment charges at June 30, 2005

Other investments	439	28	(124)	34	34	411	51	15

Acquisitions and subscriptions for euro 28 million concerned the subscriptions of capital increase of Darwin LNG Pty Ltd (euro 14 million) and the acquisition of Brass LNG Ltd by Eni International NA NV (euro 14 million).

Sales of euro 124 million essentially relate to the sale of Erg Raffinerie Mediterranee Srl (euro 100 million) and Discovery Producer Services Llc (euro 20 million).

13 Other financial assets

(million euro)	Dec. 31, 2004	June 30, 2005

Financial receivables	1,071	1,149
Securities	23	49
	1,094	1,198

Financial receivables are net of the allowance for doubtful accounts of euro 23 million (euro 21 million at December 31, 2004).

Financial receivables of euro 1,149 million (euro 1,071 million at December 31, 2004) concern receivables made for operating purposes for euro 898 million (euro 831 million at December 31, 2004) and non-operating financial receivables for euro 251 million (euro 240 million at December 31, 2004), of which euro 245 million related to a fixed deposit held by Eni Lasmo Plc as a guarantee of a debt issue (euro 234 million at December 31, 2004). Financial receivables made for operating purposes primarily concern the Gas & Power segment (euro 587 million) and the Exploration & Production segment (euro 154 million). The increase in financial receivables made for operating purposes of euro 67 million primarily concern the exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 84 million).

Receivables in currency other than euro amount to euro 680 million (euro 712 million at December 31, 2004).

Receivables due beyond 5 years amount to euro 472 million.

Securities of euro 49 million are considered held-to-maturity investments and concern securities issued by the Italian Government for euro 22 million and securities issued by foreign governments and foreign financial entities for euro 27 million.

At January 1, 2005, date of the first application of IAS 32 and 39, securities for euro 50 million have been reclassified as held-to-maturity.

Securities for euro 21 million concern securities made for operating purposes (the same amount as of December 31, 2004).

Securities due beyond 5 years amount to euro 22 million.

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14 Deferred tax assets

Deferred tax assets of euro 1,580 million (euro 1,819 million at December 31, 2004) are net of deferred tax liabilities for which Eni possesses the legal right of offset.

(million euro)	Value at Dec. 31, 2004	Additions	Deductions	Other changes	Value at June 30, 2005

Deferred tax assets	1,819	789	(350)	(678)	1,580

Other changes of euro 678 million primarily concern the set-off, for each company, of deferred tax assets with the income tax liabilities reserve (euro 799 million). Such decrease has been partially offset by the exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 131 million).

Deferred tax assets are described in Note 23 “Deferred tax liabilities”.

15 Other non-current assets

(million euro)	Dec. 31, 2004	June 30, 2005

Accounts receivable from:
- Italian tax authorities:
. income tax credits	507	571
. interest on tax credits	294	290
. value added tax (VAT)	58	34
. other	11	20
	870	915
- foreign tax authorities	6	8
	876	923
Trade receivables relating to factoring activities	159	302
Other receivables	104	169
Other non-current assets	102	89
	1,241	1,483

Trade and other receivables are net of the allowance for doubtful accounts of euro 62 million.

Trade receivables of euro 302 million (euro 159 million at December 31, 2004) concern advances paid as a guarantee of contract work in progress for euro 99 million (euro 93 million at December 31, 2004).

Current liabilities

16 Current financial liabilities

Current financial liabilities of euro 3,444 million (euro 4,329 million at December 31, 2004) decreased of euro 885 million. Such decrease was primarily due to the balance of payments and new proceeds of liabilities (euro 1,283 million) and, as increase, the exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 375 million).

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17 Trade and other payables

(million euro)	Dec. 31, 2004	June 30, 2005

Trade payables	5,331	5,329
Advances	615	817
Other payables	3,258	3,529
	9,204	9,675

Trade payables of euro 5,329 million decreased of euro 2 million. Such decreased was primarily due to the change in the scope of consolidation (euro 27 million) following the sale of Società Azionaria per la condotta di Acque Potabili SpA (euro 17 million) and Acquedotto Vesuviano SpA (euro 10 million) and, as increase, the exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 79 million).

Advances of euro 817 million (euro 615 million at December 31, 2004) concern payments received in excess over the value of the work in progress performed for euro 215 million (euro 192 million at December 31, 2004), advances on contract work in progress for euro 163 million (euro 50 million at December 31, 2004) and other advances for euro 439 million (euro 373 million December 31, 2004). Advances on contract work in progress concern the Other Activities - Engineering segment (euro 378 million).

Other payables of euro 3,529 million include the following:

(million euro)	Dec. 31, 2004	June 30, 2005

Payables due to:
- suppliers in relation to investments	1,004	1,092
- joint venture operators in exploration and production	665	865
- Italian governmental entities	240	232
- employees	212	168
- social security entities	197	204
	2,318	2,561
Cautionary deposit	45	16
Other payables	895	952
	3,258	3,529

18 Taxes payable

(million euro)	Dec. 31, 2004	June 30, 2005

Income taxes payable	1,172	1,596
Customs and excise duties	793	1,377
Other	450	611
	2,415	3,584

Taxes payable of euro 1,596 million increase by euro 424 million, of which euro 406 million concern foreign companies, following the increase of the income before taxes.

Customs and excise duties of euro 1,377 million increase by euro 584 million following the payment made by the Refining & Marketing segment and Gas & Power segment on July 2005 of excise tax and custom duties due for

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June 2005 (excise tax and custom duties due for December are paid in the same month of December in full for the first half of the month and in advance for the second half of the month).

19 Other current liabilities

(million euro)	Dec. 31, 2004	June 30, 2005

Fair value of non-hedging derivatives		523
Other assets	491	230
	491	753

At January 1, 2005, date of the first application of IAS 32 and 39, the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments amounted to euro 288 million. Commitments concerning derivative contracts amounted to euro 12,863 million and concern commitments on exchange rate for euro 8,524 million (fair value of euro 268 million), on interest rate for euro 4,166 million (fair value of euro 193 million) and on commodities for euro 173 million (fair value of euro 62 million).

At December 31, 2004 other liabilities of euro 491 million include differentials on derivative contracts for euro 117 million, of which euro 46 million relating to financing receivables and liabilities.

Non-current liabilities

20 Long-term debt and current portion of long-term debt

Dec. 31, 2004	June 30, 2005

(million euro)	Long-term maturity	Short-term maturity	Total	Long-term maturity	Short-term maturity	Total

Ordinary bonds	4,671	660	5,331	4,951	635	5,586
Banks	2,045	227	2,272	1,599	439	2,038
Other financing institutions	565	46	611	621	4	625
	7,281	933	8,214	7,171	1,078	8,249

Long-term debt of euro 8,249 million increases by euro 35 million. Such increase is primarily due to the effect of exchange rate differences on the translation of financial statements prepared in currencies other than euro and to the effect of exchange rate differences on the alignment to the year-end exchange rate of debts denominated in currencies other than functional currency for a total of euro 128 million.

Bonds of euro 5,586 million concern bonds issued within the Medium Term Notes Program for a total of euro 4,470 million and other bonds for a total of euro 1,116 million.

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Bonds, including the issuing entity, the expiration dates and the interest rates, by currency, are as follows:

Maturity	% rate

(million euro)	Amount	Discount on bond issue and accrued expense	Total	Value	from	to	from	to

Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	10	1,510	Euro		2013		4.625
- Eni Coordination Center SA	890	22	912	British pound	2007	2019	4.875	5.250
- Eni Coordination Center SA	517	4	521	Euro	2007	2015		variable
- Eni SpA	500		500	Euro		2010		6.125
- Eni Coordination Center SA	274	1	275	Euro	2008	2024	2.876	5.050
- Eni Coordination Center SA	239		239	US dollar	2005	2007		variable
- Eni Coordination Center SA	252	5	257	US dollar	2005	2015	4.450	6.820
- Eni Coordination Center SA	157	1	158	Japanese yen	2008	2021	0.810	2.320
- Eni Coordination Center SA	83	1	84	Swiss franc	2006	2010	1.750	2.043
- Eni Coordination Center SA	14		14	Swiss franc		2007		variable
	4,426	44	4,470
Other bonds:
- Eni USA Inc	331	1	332	US dollar		2027		7.300
- Eni USA Inc	248	1	249	US dollar		2006		7.500
- Eni Lasmo Plc (*)	222	(9)	213	British pound		2009		10.375
- Eni USA Inc	165		165	US dollar		2007		6.750
- Enifin SpA	129	1	130	Euro		2005		variable
- Eni Investment Plc	10		10	British pound		2005		variable
- Eni Finance Inc	17		17	US dollar		2005		10.300
	1,122	(6)	1,116
	5,548	38	5,586

(*)	The bond is guaranteed by a fixed deposit recorded under non-current financial assets (euro 245 million).

Bonds due within 18 months amount to euro 666 million and concern Eni Coordination Center SA (euro 260 million), Eni USA Inc (euro 249 million), Enifin (euro 130 million), Eni Finance Inc (euro 17 million) and Eni Investment Plc (euro 10 million). During the first half of 2005 Eni issued bonds for euro 438 million through Eni Coordination Center SA.

Financial liabilities for euro 268 million are guaranteed by mortgages and liens on fixed assets of consolidated companies and by pledges on securities and fixed deposits (euro 274 million at December 31, 2004).

Net borrowings, as defined in the “Financial Review” in the “Report of the Directors”, consist of the following:

Dec. 31, 2004	June 30, 2005

(million euro)	Current	Non-current	Total	Current	Non-current	Total

Short-term financial liabilities	4,329		4,329	3,444		3,444
Long-term financial liabilities	933	7,281	8,214	1,078	7,171	8,249
Cash and cash equivalent	(848)		(848)	(1,146)		(1,146)
Non-operating securities	(792)	(2)	(794)	(722)	(28)	(750)
Non-operating financial receivables	(5)	(240)	(245)		(251)	(251)
Other	(196)		(196)
	3,421	7,039	10,460	2,654	6,892	9,546

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21 Reserves for contingencies and charges

(million euro)	Value at Dec. 31, 2004	Value at June 30, 2005

Site restoration and abandonment reserve	1,968	2,385
Environmental risks reserve	1,649	1,665
Loss adjustments and actuarial reserves for Eni’s insurance companies	573	787
Contract penalties and disputes reserve	200	251
Restructuring or decommissioning of production facilities reserve	214	207
Tax reserve	212	188
Social project reserve	106	119
OIL insurance reserve	91	91
Reserve for losses related to investments	86	80
Other (*)	573	540
	5,672	6,313

(*)	Each individual amount included herein does not exceed euro 50 million.

The site restoration and abandonment reserve of euro 2,385 million represents primarily the estimated costs for well-plugging, abandonment and site restoration (euro 2,367 million). The increase of euro 417 million includes the initial recognition and the reviews to the estimate of dismantling and restoration of sites (euro 344 million), exchange rate differences on the translation of financial statements prepared in currencies other than euro (euro 101 million) and the increase for the provisions due to the passage of time (euro 49 million). Such increase has been partially offset by deductions corresponding to cash expenditures of the period (euro 61 million). The initial recognition and the reviews to the estimate of dismantling and restoration of sites are recognized as a balancing entry to the asset to which they refers.

The environmental risks reserve of euro 1,665 million represents, primarily, the estimated costs of remediation in accordance with existing laws and regulations, of active production facilities for Syndial SpA (euro 1,285 million), the Refining & Marketing segment (euro 246 million) and the Gas & Power segment (euro 67 million).

The loss adjustment and actuarial reserves for Eni’s insurance companies of euro 787 million represents the liabilities accrued for claims on insurance policies underwritten by Eni’s captive insurance company.

The restructuring or decommissioning of production facilities reserve of euro 207 million mainly represents the estimated costs related to divestments and facilities closures of the Refining & Marketing segment (euro 168 million).

The tax reserve of euro 188 million primarily includes charges for unsettled tax claims to uncertain application of the tax regulation for foreign companies of the Exploration & Production segment (euro 167 million).

The social projects reserve of euro 119 million includes the estimated expenditures for social projects to be incurred following contractual commitments related to mineral activities. The initial recognition and the reviews to the estimate are recognized as a balancing entry to the item “Intangible assets”.

The OIL insurance reserve of euro 91 million includes a provision of 2004 related to the estimated charges due by Eni for the participation in the mutual insurance Oil Insurance Ltd, following to accidents which occurred in the last 5 years and that will be paid in the 2005-2009 five-year period.

The reserve for losses on investments of euro 80 million represents losses incurred to date in excess of the carrying value of investments and essentially refers to Industria Siciliana Acido Fosforico - ISAF - SpA (euro 37 million), Consorzio SET Sviluppo Trecate (euro 18 million) and Caspian Pipeline Consortium R - Closed Joint Stock Co (euro 18 million).

With respect of the foregoing liabilities, Eni does not expect any material, reasonably possible, additional losses beyond those amounts accrued above.

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22 Provisions for employee benefits

Provisions for employee benefits of euro 921 million consist of the following:

(million euro)	Value at Dec. 31, 2004	Value at June 30, 2005

Reserve for employee termination indemnities	523	532
Reserve for pensions and similar obligations	141	155
Supplementary medical reserve for Eni managers	94	93
Other	135	141
	893	921

Reserve for employee termination indemnities, as regulated by Article 2120 of the Civil Code, includes the estimate determined by adopting actuarial assumptions of the amount due by Italian entities to its employees upon termination of employment.

Supplementary medical reserve for Eni managers includes the estimate determined by adopting actuarial assumptions of contributions due to the supplementary medical reserve for retired and in service managers.

23 Deferred tax liabilities

Deferred tax liabilities of euro 4,501 million (euro 3,946 million at December 31, 2004) are net of deferred tax assets for which Eni possesses the legal right of offset.

(million euro)	Value at Dec. 31, 2004	Additions	Deductions	Other changes	Value at June 30, 2005

Deferred tax liabilities	3,946	1,273	(161)	(557)	4,501

Other changes of euro 557 million primarily concern the set-off, for each company, of tax assets and deferred tax liabilities (euro 799 million). Such increase has been partially offset by net exchange differences due to the translation of financial statements prepared in currencies other than euro (euro 290 million).

Deferred tax liabilities consist of the following:

(million euro)	Dec. 31, 2004	June 30, 2005

Deferred income taxes	6,128	7,765
Deferred income taxes available to be offset	(2,182)	(3,264)
	3,946	4,501
Deferred income taxes not available to be offset	(1,819)	(1,580)
	2,127	2,921

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The most significant temporary differences giving rise to net deferred tax liabilities are as follows:

(million euro)	Value at Dec. 31, 2004	Additions net of deductions	Other changes	Value at June 30, 2005

Deferred tax liabilities:
- anticipated and accelerated depreciation	3,885	809	772	5,466
- application of the weighted average cost method in evaluation of inventories	402	154		556
- capitalized interest expense	219	(2)	30	247
- site restoration and abandonment costs	104	96	(18)	182
- other	1,518	55	(259)	1,314
	6,128	1,112	525	7,765
Deferred tax assets:
- accruals for doubtful accounts and reserve for contingencies	(2,044)	(195)	32	(2,207)
- assets revaluation as per Law 342/2000 and 448/2001	(1,177)	44	1	(1,132)
- non deductible amortization	(432)	(361)	(266)	(1,059)
- tax loss carryforwards	(1,071)	24	494	(553)
- other	(1,334)	12	(165)	(1,487)
	(6,058)	(476)	96	(6,438)
Less:
- valuation allowance	2,057	37	(500)	1,594
	(4,001)	(439)	(404)	(4,844)
Net deferred tax liabilities	2,127	673	121	2,921

Other changes of euro 121 million include exchange rate differences on the translation of financial statements prepared in currencies other than euro of euro 159 million.

The valuation allowance for deferred tax assets of euro 1,594 (euro 2,057 million at December 31, 2004) of consolidated companies whose expected future fiscal profits are not considered sufficient for the utilization of these assets.

24 Other non-current liabilities

(million euro)	Dec. 31, 2004	June 30, 2005

Trade and other payables	242	217
Income tax liabilities	21	3
Other liabilities	199	223
	462	443

Trade and other payables concern trade payables of euro 53 million and other payables of euro 164 million (euro 67 million and euro 175 million at December 31, 2004, respectively).

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25 Shareholders’ equity

Minority interest
Minority interest in profit and shareholders’ equity are referred to the following consolidated subsidiaries:

Net profit	Shareholders’ equity

(million euro)	First half 2004	First half 2005	Dec. 31, 2004	June 30, 2005

Snam Rete Gas SpA	172	164	2,025	1,978
Tigáz Tiszántúli Gázszolgáltató Részvénytársaság	7	5	78	78
Distribuidora de Gas Cuyana SA	1	2	28	32
Others	6	1	178	157
	186	172	2,309	2,245

Eni shareholders’ equity

(million euro)	Value at Dec. 31, 2004	Value at June 30, 2005

Share capital	4,004	4,004
Legal reserve	959	959
Cumulative translation adjustment reserve	(764)	611
Reserve for treasury shares	5,392	5,382
Treasury shares	(3,229)	(3,447)
Other reserves	4,015	5,357
Retained earnings	14,938	17,390
Net profit for the period	7,059	4,343
	32,374	34,599

Share capital
At June 30, 2005 Eni SpA had 4,004,462,776 shares (nominal value euro 1 each) fully paid-up (4,004,424,476 shares at December 31, 2004). The increase concerns the issuing under the stock grant plan of 38,300 shares with a nominal value of euro 1 each subscribed by managers following the agreed termination of employment.

On May 27, 2005 Eni’s Shareholders Meeting decided a dividend distribution of euro 0.90 per share, with the exclusion of treasury shares. The cash dividend was made available for payment on June 23, 2005 and the ex-dividend date was June 20, 2005.

Legal reserve
The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Civil Code.

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Cumulative translation adjustment reserve
The cumulative translation adjustment reserve represents exchange differences due to the translation of financial statements prepared in currencies other than euro.

Reserve for treasury shares
The reserve for treasury shares of euro 5,382 million (euro 5,392 million at December 31, 2004) contains earnings destined to purchase shares in accordance with the decisions of Eni’s Shareholders’ Meetings.

Treasury shares
Treasury shares amount to euro 3,447 million (euro 3,229 million at December 31, 2004) and consist of 245,197,876 ordinary shares nominal value 1 euro owned by Eni SpA (234,394,888 ordinary shares nominal value euro 1 at December 31, 2004). Treasury shares of euro 276 million (euro 286 million at December 31, 2004), are represented by 20,210,200 shares (21,006,600 shares at December 31, 2004) and are destined to 2002-2004 stock option plans (16,597,400 shares) and 2003-2005 stock grant plans (3,612,800 shares). The decrease of 796,400 shares consist of the following:

(million euro)	Stock option	Stock grant	Total

Number of shares at December 31, 2004	14,574,000	6,432,600	21,006,600
- reclassifications (*)	2,658,400	(2,658,400)
	17,232,400	3,774,200	21,006,600
- rights exercised	(591,500)	(154,200)	(745,700)
- rights cancelled	(43,500)	(7,200)	(50,700)
	(635,000)	(161,400)	(796,400)
Number of shares at June 30, 2005	16,597,400	3,612,800	20,210,200

(*)	The reclassifications have been decided in accordance with the decision of Eni’s Shareholders’ Meeting of May 27, 2005.

At June 30, 2005 options and grants outstanding are 11,154,000 shares and 2,053,000 shares, respectively.

Information about stock grant and stock option plans is included in the paragraph “Incentive plans for Eni managers with Eni stock”, section “Other information” of the “Report of the Directors”.

Other reserves
Other reserves of euro 5,357 million (euro 4,015 million at December 31, 2004) refer to Eni distributable reserves for euro 5,206 million (euro 3,896 million at December 31, 2004).

Distributable reserves
At June 30, 2005 Eni shareholders’ equity approximately includes distributable reserves for euro 27,600 million, a portion of which is subjected to taxation upon distribution. Deferred tax liabilities for euro 26 million have been recorded in relation to the reserves expected to be distributed.

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Reconciliation of statutory net profit and shareholders’ equity to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(million euro)	First half 2004	First half 2005	Dec. 31, 2004	June 30, 2005

As recorded in Eni SpA’s financial statements	3,832	3,778	29,433	29,827
Treasury shares			(3,229)	(3,447)
Difference between the equity value and result of consolidatedcompanies and the equity value and result of consolidated companies as accounted for in Eni SpA financial statements	1,253	391	8,507	10,939
Consolidation adjustments:
- difference between cost and underlying value of equity	(66)	(22)	2,033	2,000
- elimination of tax adjustments and compliance with accounting policies	(2,395)	661	(24)	(445)
- elimination of unrealized intercompany profits	41	(26)	(2,100)	(2,127)
- deferred taxation	885	(270)	(208)	(103)
- other adjustments	1	3	271	200
	3,551	4,515	34,683	36,844
Minority interest	(186)	(172)	(2,309)	(2,245)
As recorded in consolidated financial statements	3,365	4,343	32,374	34,599

26 Guarantees, commitments and risks

Guarantees

Dec. 31, 2004	June 30, 2005

(million euro)	Unsecured guarantees	Other guarantees	Secured guarantees	Total	Unsecured guarantees	Other guarantees	Secured guarantees	Total

Unconsolidated subsidiaries	7	1,774		1,781	7	1,737		1,744
Affiliated companies	4,901	1,845	40	6,786	4,899	1,500	40	6,439
Consolidated companies		7,856		7,856		9,801		9,801
Others	70	169		239	64	77		141
	4,978	11,644	40	16,662	4,970	13,115	40	18,125

Unsecured guarantees, other guarantees and secured guarantees given on behalf of unconsolidated subsidiaries and affiliated companies of euro 8,183 million (euro 8,567 million at December 31, 2004) consisted primarily of: (i) a guarantee of euro 4,894 million (the same amount as of December 31, 2004) given by Eni SpA to Treno Alta Velocità - TAV SpA for the proper and timely completion of a project relating to the Milano-Bologna train link by the Consorzio Eni per l’Alta Velocità - Cepav Uno (Eni 50.1%); consortium members, excluding unconsolidated subsidiaries, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees, letters of patronage and other given to banks in relation to loans and lines of credit received for euro 1,727 million (euro 2,049 million at December 31, 2004), of which euro 824 million related to a contract released by Snam SpA (now merged into Eni SpA) on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of financing institutions (euro 731 million at December 31, 2004). The decrease of euro 322 million primarily concerns to the extinguishment of a guarantee of euro 250 million given on behalf of EnBW - Eni Verwaltungsgesellschaft mbH (Eni 50%); (iii) unsecured guarantees, letters of patronage and other

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given to commissioning entities relating to bid bonds and performance bonds for euro 1,272 million (euro 928 million at December 31, 2004). The increase of euro 344 million essentially regarded guarantees given by Enifin SpA on behalf of Saipem Group (Eni 43.29%) (euro 273 million); (iv) performance guarantees of euro 62 million given on behalf of Unión Fenosa SA and Unión Fenosa Gas SA (Eni 50%) in relation to contractual commitments related to the results of operations of subsidiaries of Unión Fenosa Gas SA (euro 111 million at December 31, 2004); (v) secured guarantees of euro 40 million (the same amount as of December 31, 2004), relate to mortgages, liens and privileges granted to banks in connection with loans. As of June 30, 2005, the underlying commitment covered by such guarantees was euro 4,833 million (euro 5,128 million at December 31, 2004).

Guarantees given on behalf of consolidated companies of euro 9,801 million (euro 7,856 million at December 31, 2004) consist primarily of: (i) parent company guarantees given relating to contractual commitments for hydrocarbon exploration and production activities for euro 6,237 million (euro 4,601 million at December 31, 2004). The increase of euro 1,636 million was primarily due to an increase in the guarantees given by Eni SpA on behalf of Agip Caspian Sea BV relating to contractual commitments for hydrocarbon exploration activities in the Republic of Kazakhstan (euro 764 million), to the reclassification from unconsolidated subsidiaries of the guarantee given on behalf of Eni Middle East BV in relation to contractual commitments with the Government of the Kingdom of Saudi Arabia (euro 413 million) and to a new guarantee given in the semester on behalf of Eni Norge AS in relation to the payment of the gas transportation tariffs in the Norwegian North Sea (euro 243 million); (ii) guarantees given to third parties relating to bid bonds and performance bonds for euro 1,720 million (euro 1,254 million at December 31, 2004). The increase of euro 466 million primarily regards Other Activities - Engineering (euro 366 million) and the Refining & Marketing segment (euro 94 million); (iii) VAT recoverable from tax authorities for euro 1,155 million (euro 1,156 million at December 31, 2004); (iv) insurance risk for euro 279 million reinsured by Eni (euro 396 million at December 31, 2004). As of June 30, 2005 the underlying commitment covered by such guarantees was euro 7,483 million (euro 5,947 million at December 31, 2004).

Other guarantees given on behalf of third parties of euro 141 million (euro 239 million at December 31, 2004) consist primarily of: (i) guarantees given by Eni SpA to banks and other financing institutions in relation to loans and lines of credit for euro 92 million on behalf of minor investments or companies sold (euro 160 million at December 31, 2004); (ii) performance guarantees given on behalf of Unión Fenosa SA and its subsidiaries in relation to contractual commitments related to the results of operations of subsidiaries of Unión Fenosa Gas SA (Eni 50%) for euro 30 million (euro 41 million at December 31, 2004). As of June 30, 2004 the underlying commitment covered by such guarantees was euro 68 million (euro 103 million at December 31, 2004).

Commitments and contingencies

(million euro)	Dec. 31, 2004	June 30, 2005

Commitments
Purchase of assets	200	193
Sale of assets	124	24
Other	319	355
	643	572
Risks	1,151	1,191
	1,794	1,763

Obligations for purchases and sales of assets of euro 217 million (euro 324 million at December 31, 2004) concern securities for euro 181 million (euro 183 million at December 31, 2004) and investments for euro 36 million (euro

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141 million at December 31, 2004). Obligations relating to marketable securities concern the placement on the market of securities managed by Sofid Sim SpA. This company sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investors wherein it receives the rate of interest on such Italian Government bonds and pays a floating rate of interest linked to Euribor. Such investors may sell their securities back to Sofid Sim SpA at any time at par value plus related interest with the simultaneous cancellation of the related swaps. Against the commitment related to interest rate swaps Sofid Sim SpA entered into derivatives for which Sofid Sim SpA receives a variable rate more profitable than the one renown by the shareholders. The decrease in obligations related to investments of euro 105 million primarily concerns the exercise by Erg SpA of a call option for the purchase of a 28% shares of Erg Raffinerie Mediterranee SpA (euro 100 million).

Other commitments of euro 355 million (euro 319 million at December 31, 2004) are essentially related to: (i) a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest, also on account of Enterprise SpA, euro 192 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 206 million at December 31, 2004); (ii) agreements between Syndial SpA and various government entities, employee and trade groups whereby Syndial SpA has committed to invest approximately euro 141 million (euro 90 million at December 31, 2004) in order to further develop the chemical segment and protect the environment with respect to the Porto Marghera plant.

Risks of euro 1,191 million (euro 1,151 million at December 31, 2004) primarily concern: (i) contractual assurances given to acquirors of certain investments and businesses of Eni for euro 404 million (euro 406 million at December 31, 2004); (ii) potential risks associated with the value of assets of third parties under the custody of Eni for euro 599 million (euro 551 million at December 31, 2003); (iii) environmental damages for euro 136 million (euro 137 million at December 31, 2004); (iv) tax proceedings for euro 32 million (euro 37 million at December 31, 2004).

Exposure and management of financial risks
Eni operates internationally in the oil and natural gas, electricity generation, petrochemicals and oilfield services and engineering industries and is subject to exposure to market risks from changes in interest rates, foreign exchange rates and commodity prices. Price risk and financial risk are strictly connected to the business. Such risks can be offset only in part by using correct risk management activities.

Price risk and financial risk
Eni’s results of operations are influenced by changes in price of commodities and services sold. Price reductions in energy sources generally produce a reduction in operating profit. In addition, Eni’s cash flows are exposed to fluctuations in interest rates and foreign exchange rates. In particular, the exposure to foreign exchange rates is related to activities engaged by Eni in areas with currencies other than euro, to the fact that a relevant portion of products sold (purchased) are quoted in or connected to US dollar and to the time lag between the recognition of revenues and costs denominated in currencies other than the functional currency and their financial realization (change risk in transactions). Variations in interest rates affect the market value of financial assets and liabilities and the level of net financial expense.

Credit risk
Credit risk represents Eni’s exposure to incur a loss in the event of non-performance by a counterparty. Credit risk related to the ordinary course of trade activities is managed by the business units on the basis of standardized procedures of evaluation and entrusting of the partners. As for financial investments and the utilization of financial instruments, including derivatives, the Treasury Department of Eni SpA determines the guidelines for Eni’s finance companies and defines the eligible counterparties in financial transactions. Eni did not have any significant case of non-performance of counterparties.

At December 31, 2004 an June 30, 2005 Eni did not have any significant concentration of credit risk.

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Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group’s business activities may not be available. In the current situation, considering the large availability of funds and committed and uncommitted lines of credit, Eni believes to have access to sufficient funding to meet currently foreseeable borrowing requirements.

Financial risk management policies
Eni’s treasury activities are managed primarily by two captive finance companies operating in the Italian and international financial markets.

Eni SpA’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies. Such policy also defines the eligible counterparties in derivative transactions. As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by such companies is more conservative than that defined by the Basel Committee. Eni SpA’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring the tolerable risk level, the portfolio of financial instruments and market conditions. Eni’s operating subsidiaries are required to reduce foreign exchange rate risk to a minimum level.

Eni uses derivatives to reduce market risks related to interest rates, exchange rates and commodity prices.

Derivative financial instruments
Eni adopts a strategy to reduce foreign exchange rate risk to a minimum level by the compensation of assets and liabilities and the use of derivatives.

Eni enters into exchange derivative instruments to minimize the commodity price volatility, related to traded crude oil and petroleum products and to the natural gas trading activity.

Eni enters into interest derivative instrument to reduce the interest rate risk and financing costs and to diversify sources of funding.

Eni does not enter into derivative transactions on a speculative basis.

Legal proceedings
Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking account of the existing risk reserves, Eni believes that the foregoing will not have an adverse effect on Eni’s consolidated financial statements.

Following is a description of the most significant proceedings currently pending; unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision can not be estimated reliably.

Environment

Eni SpA
In 1997, Grifil SpA summoned AgipPetroli SpA (merged into Eni SpA in 2002) before the Court of La Spezia. Grifil requested payment for the remediation of a polluted land parcel part of the La Spezia refinery (which was closed in 1985), sold to it in 1996 by Italiana Petroli SpA later merged into AgipPetroli SpA. The claims for these damages amount to euro 103 million. At the end of 2002 Grifil and AgipPetroli reached an agreement under the terms of

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which AgipPetroli had to pay half of the clean-up costs, the total amount of which was set by an independent appraisal at euro 19 million, with AgipPetroli’s share corresponding to a maximum of euro 9.5 million, Grifil in turn had the obligation to remediate the polluted soil and to renounce any claims against Eni. Grifil did not fulfill its obligations to remediate the polluted soil; however, maintaining the possibility of precautionary requests and claims against Grifil, Eni decided to remediate the polluted soil with the assistance of a company interested in developing the parcel of land that agreed to pay 13% of the remediation costs. The first action promoted by Grifil before the Court of La Spezia remained pending. On January 7, 2004 the Municipality of La Spezia put Eni in possession of the area and from that date Eni started remediation works paying the relevant costs on its own. Eni requested the conservative seizure of Grifil’s land parcel, up to a maximum value of euro 19 million. With two administrative measures, on December 2, 2003 and January 13, 2004 respectively, the Court of Genova declared the right of Eni legitimate, based on the sale contract stipulated between Italiana Petroli and Grifil, to claim the payment of all clean-up expenses that Eni will incur as Grifil did not fulfill its obligation. The judge closed the inquiry phase and stated that the judgment can be brought to an end. As for the value attributable to the conservative seizure of Grifil’s land parcel (up to a value of euro 19 million), the Court requested Eni to file the contracts for the remediation work with the court, in which the amounts paid are recognized. The contract with an international company specializing in remediation was signed on April 15, 2004 and immediately presented to the Court. In order to preserve Grifil’s asset as a way to recover its credit versus Grifil, Eni, which is paying for the remediation works, also filed an ordinary revocation of title, so that, while waiting for the Court’s ruling, Grifil will not be able to sell the land parcel to third parties. On September 6, 2005 Eni and Immobiliare Helios SpA (that acquired all of Grifil’s share capital) reached a settlement that: (i) concluded all disputes outstanding with Grifil and constitutes a waiver to any possible future claim directly or indirectly related to the sale of the land parcel; (ii) passed to the acquirer all residual expense to be incurred for the reclamation of the land parcel with the explicit approval of the municipality of La Spezia; (iii) provided for Eni to pay to the new owner of Grifil a lump sum of euro 15.1 million that will be paid when the new owner provides confirmation of works performed for the reclamation; the sum is covered by provisions in the risk reserve.

In 1999, the public prosecutor of Gela started an investigation in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by Eni’s Gela refinery. In November 2002, “Italia Nostra” and the association “Amici della Terra” filed civil claims related to this proceeding and requested the payment of damage claims for a total of euro 15,050 million. In July 2003, the relevant Court decided for the transmission of the inquiries to the public prosecutor, recognizing a violation of Article 440 of the penal code (water and food substances corruption). The preliminary hearing was carried out on May 24, 2005. The next hearing is scheduled on October 18, 2005.

In 2000, the public prosecutor of Gela started an investigation on alleged prohibited emissions from the refinery of Gela, which are purported to have had negative effects on the health of a number of citizens of Gela, and on a lack of declaration of such emissions in violation of Presidential Decree No. 203 of 1988. The investigation ended with an action for events occurred from 1997. The Municipality of Gela, the Province of Caltanissetta and others filed civil claims in this proceeding and requested the payment of compensatory damages for a total of euro 878 million. The judgment of first degree before the Court of Gela is pending.

In 2002, the public prosecutor of Gela started an investigation in order to ascertain alleged pollution caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA. An inquiry phase was closed on July 2, 2003. Some local public entities, environmental NGOs and landowners will act as injured party. On January 17, 2005, a second inquiry phase commenced in 2003 to ascertain which sort of emissions had eventually produced the alleged pollution caused by the refinery of Gela, was completed.

In March 2002 the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo for intentional pollution of water used for human consumption and requested a technical opinion, not yet concluded, to ascertain alleged infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area. The proceeding is still in the preliminary investigation phase. In consideration of the complexity of the investigation, a qualified company has been given the task to verify the cause, the origin and the extension of the alleged infiltration. For protective purposes, actions have been taken to: (i) create safety measures and clean-up all of the polluted area; (ii) reallocate wells for drinking

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water in an area farther from and higher than the industrial site; and (iii) install a purification system for drinkable water. With a decision of June 1, 2004 the seizure was lifted on the storage tanks that had been seized on April 17, 2003, except for five storage tanks that are still under seizure.

In June 2002, in connection with a fire in the refinery of Gela, a penal investigation began concerning arson, environmental crimes and crimes against natural heritage. On May 12, 2004 the first hearing was held for an immediate decision. The proceeding is pending.

In 2002, the public prosecutor of Gela started a penal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. On October 27, 2003 the prosecutor asked to ascertain the state of the refinery’s storage tanks and the presence of infiltrations of refinery products into the deep water-bearing stratum, due to a breakage in some tanks. The investigation concerns the environmental rules about the pollution of water and soil and illegal disposal of liquid and solid waste materials. With a decision of November 3, 2003, the Court for preliminary investigation, in agreement with a request of the public prosecutor of Gela, had already ordered the preventive seizure of 92 storage tanks. The decree stopped activity at the refinery of Gela from November 17, 2003. Following the inquiry phase and many investigations, inspections and analyses were made by experts appointed by the judge for the preliminary investigation. These experts declared there had been no reasonable loss of products from storage tanks. Thereafter, 42 storage tanks were reopened and this allowed activity at the facility to restart on January 19, 2004. Following other decisions at June 30, 2005 a total of 9 tanks remained under seizure but do not prevent full operations at the refinery.

In relation to the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration, on May 21, 2004, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico dei Carabinieri of Venice placed under preliminary seizure the Dosso degli Angeli, Angela/Angelina - Ravenna Mare Sud fields and the related wells and platforms. On June 10, 2004 the Court responded to the claim filed by Eni and lifted the seizure of the Angela/Angelina - Ravenna Mare Sud fields and related wells and platforms. On March 10, 2005, the Court of Cassation confirmed the decision of the Court of Rovigo lifting the seizure on Eni’s fields, thus rejecting the appeal presented by the Public Prosecutor. On February 5, 2003, a seizure had already been applied to the Naomi/Pandora platform, the Naomi 4 Dir, Naomi 2 Dir and 3 Dir - Pandora 2 Dir wells, and the underwater pipeline for the transportation of gas to the Casalborsetti facility. Eni believes it has always acted in full compliance with existing laws under the required authorizations. Taking account of the observations of the consultants of the Court of Rovigo on which the Public Prosecutor based his case, Eni constituted an independent and interdisciplinary scientific commission, chaired by Prof. Enzo Boschi, professor of seismology at the Università degli Studi di Bologna and chairman of the Istituto nazionale di geofisica e vulcanologia, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration, with the aim of verifying the size and the effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. The commission produced a study which denies the possibility for any risk for human health and for damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public safety caused by subsidence induced by hydrocarbon production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil.

EniPower SpA
In autumn 2004 the Public Prosecutor of Rovigo started an investigation for alleged crimes related to unauthorized waste management activities in Loreo. Samples of the soil taken from Loreo and from EniPower’s site in Mantova are currently being examined.

Polimeri Europa SpA
Before the Court of Gela two criminal actions took place, one in relation to the activity of the F3001 furnace and the other concerning the ACN plant (disposal of FOK residue). In both cases the accused were found guilty. For the proceeding concerning the F3001 furnace the sentence was passed to the civil court for the quantification of the damage to be paid to the Caltanissetta Province. Eni appealed the Court’s decision.

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Syndial SpA (former EniChem SpA)
In 1992, the Ministry of Environment summoned EniChem SpA and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, to require environmental remediation for the alleged pollution caused by the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, require them to pay environmental damages. The amount is going to be determined during the proceeding, but it will not be lower than euro 136 million, or determined by the judge as compensatory liquidation. EniChem acquired the Mantova plant in June 1989, as part of the Enimont deal. Edison SpA must hold Eni harmless or pay compensatory damage for any damage caused to third parties by plant operations before Montedison’s sale, even if the damage occurred later. A hearing has been called on October 31, 2005.

In 1997, an action was commenced before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution and health damage resulting therefrom. On November 2, 2001 the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the State Attorney on behalf of the Ministry of Environment and the Council of Ministers, 5 public entities, 12 associations and other entities and 48 individual persons. On December 15, 2004 the Venice Court of Appeals confirmed the preceding judgment, changing only some marginal parts. As concerns some defendants of Eni and Syndial, the Court of Appeals decided not to proceed due to the statute of limitations for some crimes, while it confirmed the preceding judgment for the other matters. All plaintiffs appealed this decision before the court of final instance. Eni recorded a provision to the risk reserve for this legal proceeding.

In 2000, the Public Prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of various companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation phase, the Public Prosecutor asked the dismissal of the case in respect of the employees and the managers of EniChem. The judge for preliminary investigation has not yet given his opinion.

On December 18, 2002 EniChem SpA, jointly with Ambiente SpA and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages, not quantified, caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous proceedings against employees and managers. In a related action, European Vinyls Corporation Italia presented an action for recourse against EniChem and Ambiente. The requests for damage of the Province of Venice and that of EVC Italia to EniChem and Ambiente have not been quantified. The next hearing is set on December 9, 2005.

On January 16, 2003 the Court of Siracusa issued personal cautionary measures against some employees of EniChem SpA and Polimeri Europa SpA. They are accused of illicit management relating to the production, disposal and treatment of liquid and solid waste materials and of obtaining illicit income. Polimeri Europa and EniChem, as injured parties, named their defense attorneys. The collection of evidence effected before the hearing starts in Court has been concluded and preliminary investigations have ended with the confirmation of accusations.

On April 14, 2003 the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for about euro 129 million and to financial and non-financial damages for euro 250 million (plus interest and compensation) allegedly caused by Pertusola Sud SpA (merged into EniChem) in the area of Crotone. On June 6, 2003 EniChem appeared before the court and requested the rejection of the damages and, as counterclaim, the payment of the total costs for the remediation works already underway. The Province of Crotone entered the proceeding, claiming environmental damages for euro 300 million. The hearing is set on October 21, 2005.

Syndial was notified on October 21, 2004 of the request of the Calabria Region to appear before the Court of Milan in order to obtain a preliminary damage payment, in anticipation of the expiration of the special office for managing emergency events in Calabria. The Region requested payments for over euro 800 million. The hearing is set on October 21, 2005.

In March 2004, Sitindustrie SpA, which in 1996 purchased a plant in Paderno Dugnano from Enirisorse (now merged into Syndial SpA), summoned Syndial SpA before the Court of Milan, requesting to establish the responsibility

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of Syndial SpA in the alleged pollution of soils around the plant and to require it to pay environmental damages necessary for remediation. Syndial opposed the claim based on an absence of the right of action of the plaintiff. The judge has not yet decided on Syndial’s opposition. A hearing for presenting the conclusions has been set on April 5, 2006.

In October 2004, Sitindustrie SpA started an analogous proceeding against Syndial concerning the plant for the manufacture of products in copper and copper alloy at Pieve Vergonte. The relevant hearing is set on November 10, 2005.

In May 2003 the Minister of the Environment summoned Syndial SpA before the Court of Turin and requested environmental damages for euro 2,396 million in relation to alleged DDT pollution in the Lake Maggiore caused by the Pieve Vergonte plant. The judge summoned the parties and will discuss evidence on September 26, 2005.

The municipality of Carrara started an action at the Court of Genova requesting to Syndial SpA the remediation and reestablishment of the previous environmental conditions at the Avenza site and the payment of environmental damage. This request is related to an accident occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, had carried out safety and remediation works. The Ministry of the Environment joined the action and requested the environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 78.5 million – to be broken down among the various companies that managed the plant in the past. Previous managers include Syndial, called into the action as a guarantor, Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA. A hearing has been set on October 31, 2005.

Tax Proceedings

Eni SpA
With a decree dated December 6, 2000 the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) should substitute for the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation has been requested from the Ministry of Finance and Economy. With a decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardia Region decided with regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of the additional taxes due before that date.

During 2003, the Customs District of Taranto sent 147 formal assessments and amendments to bills of entry for finished products and goods and semi finished products produced by Eni’s Taranto refinery in 2000, 2001 and 2002 to Eni SpA, as the successor entity of AgipPetroli SpA following its merger into Eni. The notification regards about euro 24 million of customs duties not paid by the company because the imported products were not yet finished goods, but were destined to processing, for which ordinary customs tariffs allow exemption. The formal assessment did not contain the determination of any administrative penalties provided for by customs rules. The penalty can be from one to ten times the amount of taxes not paid. The notification was based on the fact that the company did not have the administrative authorization to utilize the customs exemption. The company, believing it acted properly pursuant to Circular 20/D/2003, started a proceeding for an administrative resolution, according to the customs rules. The company asked the Regional Director of Customs of Puglia for the annulment of the received assessments as a measure of self-protection. With a decision of November 26, 2004 the Regional Director accepted Eni’s appeal and ended the litigation by cancelling the 147 formal assessments.

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On March 12, 2004 the Comando Nucleo Regionale Polizia Tributaria Puglia notified a verbal action of observation to the company. In this action there is an alleged offense of smuggling and falsification of accounts for the same imports, already subjected to the previous assessments of the Customs District of Taranto and other occurrences between January 1999 and February 2003. The verbal action made by a Fiscal Officer, sent to the Public Prosecutor in the Court of Taranto, reclaims the omitted payment of customs for about euro 26 million. For the offense of smuggling, there is a penalty from two to ten times the amount of tax not paid. The notification is based on the same lack of administrative authorization, already contested by the Customs District of Taranto, that was concluded in favor of Eni by the Regional Director.

With a formal assessment presented by the municipality of Pineto (Teramo) Eni SpA has been accused of not having paid a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea territorial waters in front of the coast of Pineto. Eni has been requested to pay a total of approximately euro 17 million also including interest and a fine for lacking declaration. Eni filed a claim against this request stating that the sea where the platforms are located is not part of the municipal territory and the application of the tax as requested by the municipality lacked objective foundations. The claim has been accepted in the first two degrees of judgement at the Provincial and Regional Tax Commissions. But the Court of Cassation cancelled both judgments declaring that a municipality can consider requesting a tax on real estate also in the sea facing its territory and with decision No. 13794 of February 21, 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the other matters pending.

Eni Dacion BV
In August 2005, the internal revenue service of Venezuela served to Eni Dacion BV four formal assessment on income taxes for the years 2001 to 2004 that, by excluding the deductibility of certain costs: (i) annul the losses recorded for the periods amounting to a total of bolivar 910 billion (corresponding to US dollar 425 million); (ii) determine for the same periods a taxable income amounting to a total of bolivar 115 billion (corresponding to US dollar 54 million); (iii) request a tax amounting to bolivar 52 billion (corresponding to US dollar 24 million) determined by applying a 50% tax rate rather than the 34% rate applied to other companies performing activities analogous to those of Eni Dacion BV. In particular it excluded the deductibility of : (i) interest charges due to other Eni Group companies that provided loans denominated in US dollars; (ii) exchange rate losses recorded in the financial statements and related to such loans resulting from the devaluation of the Venezuelan currency. The formal assessments served have a preliminary nature and do not request immediate payment nor do they specify the amount of a fine (from 10 to 250%) and of interest (average rate for the period approximately 23%). Eni Dacion will file a claim for the cancellation of the assessment. The tax administration will express its final position before the end of October 2006. If the assessments are confirmed, payment requests will be served to Eni Dacion BV containing amounts due. A tax claim or a recourse before the Judicial Authority can be filed against a payment request.

Agip Karachaganak BV
In July 2004 relevant Kazakh authorities informed Agip Karachaganak BV and Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of dollar 43 million, net to Eni, and the anticipated offsetting of VAT credits for dollar 140 million, net to Eni, as well as the payment of interest and penalties for a total of dollar 128 million. Both companies filed a counterclaim. With an agreement reached on November 18, 2004, the original amounts were reduced to dollar 22 million net to Eni; meetings are underway for finding an agreement on residual matters. Eni recorded a provision to the risk reserve for this matter.

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Snam Rete Gas SpA
With Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (i.e. pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and the Tax Commission of Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected inclusion of the environment tax in tariffs to the final ruling on its legitimacy by relevant authorities. Therefore, for the 2002-2003 thermal year with Decision No.146/2002 and for the 2003-2004 thermal year with Decision No. 71/2003, the Authority for Electricity and Gas published two sets of tariffs: one, in force, that does not take into account the tax, and the second one including it, that will be automatically applied with retroactive effect should the tax be judged legitimate. On September 10, 2002, Snam Rete Gas filed a claim with the Regional Administrative Court of Lombardia requesting the immediate application of tariffs including the tax. With the ruling of December 20, 2002, the Court judged the tax at variance with European rules and therefore did not accept Snam Rete Gas’s claim. In December 2002, Snam Rete Gas suspended payments based on the above Court ruling. Payments effected until November 2002 totaled euro 86.1 million. In January 2003 the Sicilia Region presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On December 16, 2003, the European Commission judged the tax instituted by the Republic of Italy, through the Sicilia Region, to be in contrast with European rules and with the cooperation agreement between the European Economic Community and the Peoples’ Democratic Republic of Algeria; the European Commission also stated that such environmental tax is in contrast with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and could create a deviation in trade with such countries and a distortion in access and competition rules. The Commission initially requested the Italian Government to present its observations about the argument and later with its opinion presented on July 7, 2004 it formally requested Italy to cancel the tax. The Italian Government must conform within two months from the reception of the opinion. As it did not conform, on December 20, 2004 the European Commission passed the case to the Court of Justice requesting a ruling. With a decision dated January 5, 2004, the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is in contrast with European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first installment of euro 10.8 million, already paid in April 2002 to the Sicilia Region. On May 4, 2004, the Sicilia Region repaid the first installment. On April 2, 2004 the Sicilia Region presented recourse to the Regional Tax Commission at Palermo, which, on March 4, 2005 rejected this appeal and confirmed the illegitimacy of the tax. As for the seven remaining instalments paid after April 2002 (euro 75.3 million) the Provincial Tax Commission of Palermo with decision of January 5, 2005 confirmed the illegitimacy of the tax condemning the Region to repay the amounts paid and interest accrued to Snam Rete Gas. On April 15, 2005 the Sicilia Region presented recourse to the Regional Tax Commission at Palermo. On November 3, 2003, the Sicilia Region, following the procedure presented by Snam Rete Gas concerning the yearly liquidation of the tax for 2002, requested liquidation of tax, fines and interest (euro 14.2 million) relating to the unpaid December 2002 installment. On December 30, 2003 Snam Rete Gas filed a claim with request of suspension of payment as a result of the liquidation notice received from the Sicilia Region with the Provincial Tax Commission of Palermo, that, on June 25, 2004 accepted Snam Rete Gas’s claim and decided the cancellation of the liquidation notice served by the Sicilia Region. On September 13, 2004 the Sicilia Region appealed this decision with the Regional Tax Commission at Palermo, which, on March 7, 2005 rejected this appeal and confirmed the illegitimacy of the tax.

In any case Snam Rete Gas will not have to pay the tax: if the tax is considered illegitimate in other Courts of law, the company will have the right to the restitution of the money. If, to the contrary, the tax is considered legitimate by the other Courts, the Authority for Electricity and Gas will include the tax (Decision No. 146/2002 and No. 71/2003) in tariff with automatic and retroactive effects.

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Other judicial or arbitration proceedings

Syndial SpA (former EniChem SpA) - Serfactoring SpA
In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by Sofid SpA which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA - in liquidation), that has been merged into EniChem SpA (now Syndial SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment at the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004: the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed against this partial decision, requesting in particular the annulment of the first step judgement, the reimbursement of the euro 180 million amount from Serfactoring along with the rejection of all its claims and the payment of all expense of the proceeding. The appeal pending was set to be discussed in a hearing set for March 16, 2007 but was anticipated at October 27, 2006 upon request of Agrifactoring. The judge of the Court of Rome, responsible for the determination of the amount of damages to be paid to Serfactoring and Agricoltura decided on May 18, 2005 to suspend this determination until the publication of the decision of the Court of Appeals, in accordance with Article 295 of the Code of civil procedure. Against this suspension Serfactoring and Syndial requested to the Court of Cassation the cancellation of the suspension and the return of the case to its original court.

Syndial SpA (former EniChem SpA)
In 2002, EniChem SpA was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested payment of compensatory damages for approximately euro 46 million, of which euro 3 million are compensatory damages and euro 43 million are for loss of profits. During 2004 the preliminary inquiry was completed. Conclusions were filed by the parties on the relevant hearing of May 26, 2005. The procedure is due for a decision.

Antitrust, EU Proceedings, actions of the Authority for Electricity and Gas and of other regulatory Authorities

Eni SpA
In March 1999, the Antitrust Authority concluded its investigation started in 1997 and: (i) verified that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam euro 2 million; and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/CE, this Court granted the suspension of the decision. The Antitrust Authority did not appeal this decision. The decision on this dispute is still pending.

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With a decision of December 9, 2004, the Italian Antitrust Authority started an inquiry on the distribution of jet fuel against six Italian companies, including Eni and some of its subsidiaries, that store and load jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged limitations to competition as oil companies would agree to divide among themselves the supplies to airlines. The date set for the closing of the inquiry March 31, 2006.

On April 28, 2005 the Commission of the European Communities started a formal assessment to evaluate the alleged participation of Eni and its subsidiaries to activities limiting competition in the field of paraffin. The alleged violation of competition would have consisted in: (i) the determination of and increase in prices; (ii) the subdivision of customers; (iii) exchange of trade secrets, such as production capacity and sales volumes.

The Department of Justice of the United States of America - Antitrust Division, notified Eni Petroleum Co Inc a subpoena requesting information and documents relating to activities in the field of wax to be filed before June 20, 2005. The company informed the department that it does not produce nor import wax in the United States of America.

Detailed information on the investigations by the Antitrust Authority (TTPC, started in February 2005) is included in the “Operating Review - Gas & Power segment - Regulatory Framework”, which is considered an integral part of these Notes.

GNL Italia SpA
With Decision No. 16/2004 published on February 16, 2004, the Authority for Electricity and Gas initiated a formal investigation of GNL Italia SpA concerning the refusal to Gas Natural Vendita Italia SpA to access on an annual basis the regasification service at Eni’s Panigaglia terminal.

On November 19, 2003 GNL Italia informed the Authority for Electricity and Gas, in accordance with Article 24 paragraph 3 of Legislative Decree No. 164/2000, of the request for regasification services on a continuous basis from Gas Natural Vendita Italia for about 220 million cubic meters of natural gas. GNL Italia offered only spot capacity as the whole continuous regasification capacity had been conferred to Eni SpA under a contract signed on January 29, 2002 and filed with the same Authority for Electricity and Gas, and approved with Decision No. 38/2002. With Decision No. 120 of July 22, 2004 the Authority for Electricity and Gas ordered GNL Italia to provide continuous capacity to Gas Natural Vendita and initiated a formal investigation aimed at requesting a fine under Article 2, paragraph 20, letter c of Law No. 481/1995 in violation of Articles 14 and 15 of Decisions No. 120/2001 and 38/2002 of the Authority for Electricity and Gas. In order to execute the requirements of Decision No. 120/2004, GNL Italia: (i) obtained by Eni a change in its contract planning of discharges of ships in order to allow Gas Natural Vendita Italia to access the regasification services in August and September with one discharge a month; (ii) assigned capacity to Gas Natural Vendita Italia and entered a regasification contract with Gas Natural Vendita Italia that provided for a discharge per month in the months of August and September 2004. On November 19, 2004 Eni filed a claim against this decision with the Regional Administrative Court of Lombardia. This claim, concerning in particular the Authority for Electricity and Gas’s decisions on access to regasification services at the Panigaglia terminal is still pending. With Decision No. 2 of January 12, 2005 the Authority for Electricity and Gas fined GNL Italia euro 50,000 that the company paid on February 21, 2005.

Polimeri Europa SpA and Syndial SpA
In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the area of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. The first product under scrutiny was EP(D)M: the European Commission submitted to inspection the manufacturing companies of that product, among which Polimeri Europa SpA and Syndial and requested information to those two companies and to their controlling company, Eni SpA. After the inquiries the Commission decided to open a procedure for

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violation of competition laws and notified Eni, Polimeri Europa and Syndial the relevant charges to that effect on March 8, 2005. At a hearing held on July 27, 2005 the two companies presented memoranda and confirmed their position.
EP(D)M manufacture is also under scrutiny in the United States, where the Department of Justice of San Francisco requested information and documents to Polimeri Europa Americas Inc, a U.S. subsidiary of Polimeri Europa and to its deputy chairman and sales manager. Class actions were filed claiming damages in relation to the alleged violation. In July 2005 Syndial signed a settlement agreement for the civil class action which entails the payment of approximately dollar 3.2 million, subject to the approval of the federal court.
The investigation was also extended to the following products: NBR, CR, BR, SSBR and SBR.
The European Commission started an investigation regarding BR, SBR, SSBR. On January 26, 2005 the Commission dropped the charges in relation to SSBR, while for the other two products the Commission started an infraction procedure by notifying Eni, Polimeri Europa and Syndial the relevant charges. With regard to NBR an inquiry is underway in Europe and the USA, where also class actions have been started. With regard to CR, as part of an investigation carried out in the USA, Syndial entered into a plea agreement with the Department of Justice pursuant to which Syndial would agree to pay a fine of US dollar 9 million, while the Department of Justice would agree that it will not bring further criminal charges against Syndial or against its affiliate companies. At the hearing of June 27, 2005 the plea agreement was approved. For CR the civil class action was closed with a settlement agreement approved by the Federal judge on July 8, 2005 whereby the company will pay dollar 5 million.
The European Commission requested Eni, Polimeri Europa and Syndial to provide information about CR.
Eni recorded a provision for these matters.

Stoccaggi Gas Italia SpA
With Decision No. 26 of February 27, 2002, the Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period starting on April 1, 2002 until March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stoccaggi Gas Italia SpA (Stogit) filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With Decision No. 49 of March 26, 2002, the Authority for Electricity and Gas repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit applied the tariff determined by the two decisions, but filed an appeal against both decisions with the Regional Administrative Court of Lombardia requesting their cancellation. With a decision dated September 29, 2003, that Court rejected the appeal presented by Stogit. On February 3, 2004, Stogit filed an appeal to the Council of State against the sentence of first instance. A hearing has been set on December 6, 2005.

Distribuidora de Gas Cuyana SA
The agency entrusted with the regulations for the natural gas market in Argentina (“Enargas”) started a formal investigation on some operators, among these Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company has applied improperly calculated conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. On April 27, 2004, Distribuidora de Gas Cuyana presented a defense memorandum to Enargas, without prejudice to any possible appeal. At this date it is not possible to quantify any negative effects deriving from this action, given its very early phase.

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27 Revenues

The following is a summary of the main components of “Revenues”. More information about changes in revenues is included in the “Financial review” of the “Report of the Directors”.

Net sales from operations
Net sales from operations are as follows:

(million euro)	First half 2004	First half 2005

Net sales from operations	25,980	32,176
Change in contract work in progress	426	319
	26,406	32,495

Net sales from operations are net of the following items:

(million euro)	First half 2004	First half 2005

Excise tax	6,849	6,872
Exchanges of oil sales (excluding excise tax)	807	1,027
Exchanges of other products	39	52
Services billed to joint venture partners	591	665
Sales to service station managers for sales billed to holders of credit card	532	632
	8,818	9,248

Net sales from operations by industry segment and geographic area of destination are presented in Note 33.

Other income and revenues
Other income and revenues are as follows:

(million euro)	First half 2004	First half 2005

Lease and rental income	47	48
Compensation for damages	8	41
Contract penalties and other trade revenues	15	25
Gains from sale of assets	185	11
Grants of the year	6	5
Other proceeds (*)	294	192
	555	322

(*)	Each individual amount included herein does not exceed euro 25 million.

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28 Operating expenses

The following is a summary of the main components of “Operating expenses”. More information about changes in operating expenses is included in the “Financial review” of the “Report of the Directors”.

Purchases, services and other
Purchases, services and other include the following:

(million euro)	First half 2004	First half 2005

Production costs-raw, ancillary and consumable materials and goods	12,888	15,876
Production costs-services	3,814	3,627
Operating leases and other	652	798
Net provisions to reserves for contingencies	216	492
Other expenses	454	468
	18,024	21,261
less:
- capitalized direct costs associated with self-constructed assets	(402)	(300)
	17,622	20,961

Production costs-services include royalties on hydrocarbons extracted for euro 430 million (euro 320 million in the first half of 2004).

Operating leases and other include brokerage fees for euro 2 million (euro 3 million in the first half of 2004).

Provisions to reserves for contingencies are net of deductions not corresponding to cash expenditures to the loss adjustment and actuarial reserve for euro 170 million (euro 5 million in the first half of 2004), to the environmental risks reserve for euro 65 million (euro 85 million in the first half of 2004) and to the contract penalties and disputes reserve for euro 58 million (euro 8 million in the first half of 2004).

Payroll and related costs
Payroll and related costs are as follows:

(million euro)	First half 2004	First half 2005

Wages and salaries	921	919
Social security contributions	276	276
Contributions to defined benefit plans	69	61
Other costs	61	84
	1,327	1,340
less:
- capitalized direct costs associated with self-constructed assets	(74)	(73)
	1,253	1,267

Stock compensation
With the aim of improving motivation and loyalty of its managers, Eni approved plans for the granting of Eni shares and stock options to Eni managers. More information about stock grant and stock option plans is included in the paragraph “Incentive plans for Eni managers with Eni stock”, “Other information”, of the “Report of the Directors”.

At June 30, 2005 were granted 11,154,000 options for the purchase of 11,154,000 ordinary shares nominal value of euro 1 of Eni SpA. Options refer to the 2002 stock plan for 3,064,500 shares with an exercise price of euro 15.216

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per share, to the 2003 stock plan for 4,291,500 shares with an exercise price of euro 13.743 per share and to the 2004 stock plan for 3,798,000 shares with an exercise price of euro 16.576 per share.

At June 30, 2005 the weighted-average remaining contractual life of the options outstanding at December 2002, 2003 and 2004 is 5 years, 6 years and 7 years, respectively.

The fair value of stock options granted during the years 2002, 2003 and 2004 was 5.39, 1.50 and 2.01 euro for share respectively and was calculated applying the Black-Scholes method using the following assumptions:

2002	2003	2004

Risk-free interest rate	(%)	3.5	3.16	3.21
Expected life	(year)	8	8	8
Expected volatility	(%)	43	22	19
Expected dividends	(%)	4.5	5.35	4.5

Depreciation, amortization and writedowns
Depreciation, amortization and writedowns consist of the following:

(million euro)	First half 2004	First half 2005

Depreciation and amortization:
- tangible assets	1,792	2,033
- intangible assets	378	361
	2,170	2,394
Writedowns:
- tangible assets	176	156
- intangible assets	3
	179	156
less:
- direct costs associated with self-constructed assets	(1)	(2)
	2,348	2,548

29 Financial income (expense) and exchange differences, net

Financial income (expense) consists of the following:

(million euro)	First half 2004	First half 2005

Exchange differences, net	(31)	232
Financial expense capitalized	94	89
Income from financial receivables	34	33
Net income from investments	15	16
Interest on tax credits	7	7
Net interest due to banks	(31)	(23)
Interest and other financial expense on ordinary bonds	(120)	(131)
Income (expense) on derivatives	19	(374)
Other financial expense	(49)	(25)
	(62)	(176)

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The decrease in income (expense) from derivatives of euro 393 million is primarily due to the application from January 1, 2005 of IAS 39 which requires that derivatives be stated at fair value and the effects charged to the profit and loss account, instead of being connected with the economic effects of the hedged transactions as recorded in 2004. Such derivatives, infact, do not meet the conditions required by IFRS to be qualified as hedging instruments. Also the increase in net exchange differences of euro 263 million is primarily due to the application of IAS 39, because the effect of the translation at period-end of assets and liabilities denominated in currencies other than functional currency is not compensated by the effect of the translation at period-end of the commitments for derivatives contracts.

30 Income (expense) from investments

Effects of investments accounted for using the equity method
Effects of investments accounted for using the equity method consist of the following:

(million euro)	First half 2004	First half 2005

Gains from investments accounted for using the equity method	219	379
Losses from investments accounted for using the equity method	(38)	(15)
	181	364

More information about gains and losses from investments accounted for using the equity method is presented in Note 11.

Other income (expense) from investments
Other income (expense) from investments consists of the following:

(million euro)	First half 2004	First half 2005

Dividends	63	17
Gains on disposals	23	17
Losses on disposals	(1)	(7)
Other	308	22
	393	49

Other net income from investments in the first half of 2004 concern the gain recorded in the consolidated financial statements due to the sale of 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA.

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31 Income tax expense

Income tax expense consists of the following:

(million euro)	First half 2004	First half 2005

Current taxes:
- Italian subsidiaries	535	801
- foreign subsidiaries	1,383	2,289
	1,918	3,090
Net deferred taxes:
- Italian subsidiaries	641	468
- foreign subsidiaries	140	205
	781	673
	2,699	3,763

The effective tax rate is 45.5% compared with a statutory tax rate of 37.9%, calculated by applying a 33% tax rate (Ires) to profit before income taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

The difference between the statutory and effective tax rate is due to the following factors:

(%)	First half 2004	First half 2005

Statutory tax rate	37.8	37.9
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	7.1	8.0
- permanent differences	(1.6)	(0.4)
- other	(0.1)
	5.4	7.6
	43.2	45.5

Permanent differences in the first half of 2004 mainly concern the gain recorded in the consolidated financial statements due to the sale of 9.054% of the share capital of Snam Rete Gas SpA (1.6%) to Mediobanca SpA.

32 Earnings per share

Earnings per share is calculated by dividing “Net profit” by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares.

The number of shares outstanding was 3,771,717,986 and 3,765,702,489 in the first half of 2004 and 2005, respectively.

The dilutive effect of potential ordinary shares on earnings per share, when stock options and stock grants are converted into ordinary shares, is not material.

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33 Information by industry segment and geographic financial information

Information by industry segment

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Other activities	Corporate and financial companies	Total

First half 2004
Net sales from operations (a)	6,865	8,991	12,139	2,425	1,532	398
Less: intersegment sales	(4,387)	(225)	(317)	(194)	(544)	(277)
Net sales to customers	2,478	8,766	11,822	2,231	988	121	26,406
Operating profit	3,465	2,117	426	67	(226)	(111)	5,738
Provisions for contingencies	31	56	115	6	7	1	216
Depreciation, amortization and writedowns	1,660	313	237	58	28	52	2,348
Effects of investments accounted for using the equity method	8	92	41	(1)	14	27	181
Identifiable assets (b)	25,524	18,058	9,058	2,675	1,705	914	57,934
Investments accounted for using the equity method	466	1,715	705	6	234	689	3,815
Identifiable liabilities (c)	4,725	2,657	3,249	528	3,192	1,265	15,616
Capital expenditures	2,486	771	277	51	21	74	3,680
First half 2005
Net sales from operations (a)	9,954	11,162	14,747	2,999	1,380	434
Less: intersegment sales	(6,263)	(245)	(473)	(326)	(554)	(320)
Net sales to customers	3,691	10,917	14,274	2,673	826	114	32,495
Operating profit	5,271	2,155	865	216	(249)	(217)	8,041
Provisions for contingencies	16	83	110	7	54	222	492
Depreciation, amortization and writedowns	1,824	344	233	77	27	43	2,548
Effects of investments accounted for using the equity method		208	88	1	18	49	364
Identifiable assets (b)	27,438	19,224	10,198	2,812	1,503	1,260	62,435
Investments accounted for using the equity method	295	1,937	853	17	240	683	4,025
Identifiable liabilities (c)	5,469	2,954	3,488	590	3,076	1,615	17,192
Capital expenditures	2,220	521	216	52	18	43	3,070

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly related to the generation of operating profit.
(c)	ncludes liabilities directly related to the generation of operating profit.

Intersegment sales are conducted on an arm’s length basis.

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Geographic financial information

Assets and Investments by geographic area of origin

(million euro)	Italy	Other EU	Rest of Europe	Americas	Asia	Africa	Other areas	Total

First half 2004
Identifiable assets (a)	30,172	5,616	2,853	2,815	5,179	10,931	368	57,934
Capital expenditures	1,270	94	151	159	600	1,368	38	3,680
First half 2005
Identifiable assets (a)	33,670	5,343	2,751	2,292	5,390	12,637	352	62,435
Capital expenditures	974	127	186	141	603	1,003	36	3,070

(a)	Includes assets directly related to the generation of operating profit.

Sales from operations by geographic area of destination

(million euro)	First half 2004	First half 2005

Italy	13,185	15,559
Other European Union	6,074	8,993
Rest of Europe	1,740	1,801
Americas	2,926	2,419
Asia	1,207	1,766
Africa	1,119	1,874
Other areas	155	83
	26,406	32,495

34 Transactions with related parties

In the ordinary course of its business Eni enters into transactions concerning the exchange of goods, provision of services and financing with affiliated companies and non-consolidated subsidiaries as well as with entities owned or controlled by the Government. All such transactions are mainly conducted on an arm’s length basis in the interest of Eni companies.

The following is a description of trade and financing transactions with related parties. Relevant transactions carried out with entities controlled by the Italian government are only those with Enel, the Italian National Electric Company.

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Trade and other transactions

June 30, 2005	First half 2005

(million euro)	Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Affiliated companies
Bayernoil Raffineriegesellschaft mbH		161			405
Bernhard Rosa Inh. Ingeborg Ploechinger GmbH	12					57
Blue Stream Pipeline Co BV	46				93		2
Bronberger & Kessler und Gilg & Schweiger GmbH	11					66
Cam Petroli Srl	44					281
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	140	133	4,894				225
Eni Gas BV	35	120	6		10	26	1
Eni Oil Co Ltd		72			22
Gasversorgung Süddeutschland GmbH	5					56
Karachaganak Petroleum Operating BV	34	38			62
Petrobel Belayim Petroleum Co		88			111
Promgas SpA		10		134		147
Raffineria di Milazzo ScpA	75	11			93	42
Spf - Tkp Omifpro Snc			53
Super Octanos CA		17		107
Trans Austria Gasleitung GmbH		12			71		2
Unión Fenosa Gas SA	1		62	12		16
Other (*)	73	123	67	66	134	109	19
	476	785	5,082	319	1,001	800	249
Non consolidated subsidiaries
ASG Scarl	14	77	64		92	1	1
Energy Maintenance Services SpA	2	39			59		2
Eni BTC Ltd			161
Saipem SA	10	12	611		40		3
Saipem SpA	33	72	284		39	7	22
Saipem UK Ltd			68
Other (*)	134	137	146	4	190	2	25
	193	337	1,334	4	420	10	53
	669	1,122	6,416	323	1,421	810	302
Entities owned or controlled by the Government
Enel	124	1		3	3	413	168
	793	1,123	6,416	326	1,424	1,223	470

(*)	Each individual amount included herein does not exceed euro 50 million.

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Engineering, construction and maintenance services were acquired on an arm’s length basis from the Cosmi Holding Group, related to Eni through a member of the Board of Directors, for a total of approximately euro 28 million and 7 million in 2004 and 2005, respectively.

Most significant transactions concern:

-	provision of refining services by Bayernoil Raffineriegesellschaft GmbH and Raffineria di Milazzo ScpA on the basis of general conditions applied to third parties for Bayernoil Raffineriegesellschaft GmbH and of incurred costs for Raffineria di Milazzo ScpA; exclusively with Raffineria di Milazzo ScpA, sale of crude oil products on the basis of general conditions applied to third parties;
-	sale of crude oil products on the basis of general conditions applied to third parties from Bernhard Rosa Inh. Ingeborg Ploechinger GmbH, Bronberger & Kessler und Gilg & Schweiger GmbH and Cam Petroli Srl;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with the ASG Scarl and CEPAV (Consorzio Eni per l’Alta Velocità) Uno and guarantees given for the proper and timely completion of the project;
-	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and Trans Austria Gasleitung GmbH, regulated on the basis of general conditions applied to third parties;
-	provision of specialized services in upstream activities from Eni Gas BV, Eni Oil Co Ltd, Karachaganak Petroleum Operating BV and Petrobel Belayim Petroleum Co; services are invoiced on the basis of incurred costs; exclusively with Eni Gas BV, the unsecured guarantees in relation to the construction of a hydrocarbon treatment plant in Libya and receivables and payables for investment activities;
-	sale of natural gas to Gasversorgung Süddeutschland GmbH on the basis of general conditions applied to third parties;
-	sale and acquisition of natural gas outside Italy with Promgas SpA on the basis of general conditions applied to third parties;
-	guarantees given for the participation to competitive tenders and for the proper and timely completion of service on behalf of Spf - Tkp Omifpro Snc and Saipem UK Ltd
-	fuel additive purchase from Super Octanos CA on the basis of general conditions applied to third parties;
-	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sale and acquisition of natural gas on the basis of general conditions applied to third parties;
-	purchase of maintenance services for hydrocarbon production plants from Energy Maintenance Services SpA regulated on the basis of incurred costs and the minimum margin of the return on capital employed;
-	guarantees given in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
-	provision of drilling, construction, engineering and installation services by Saipem SpA and Saipem SA regulated on an arm’s length basis, the sale of crude oil products and the issuing of guarantees given for the participation to competitive tenders and for the proper and timely completion of service.

Transactions with Enel concern the sale and transportation of natural gas, the sale of fuel oil and the sale and purchase of electricity; transactions are mainly conducted on an arm’s length basis.

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Financing transactions

(million euro)	June 30, 2005	First half 2005

Name	Receivables	Payables	Guarantees	Charges	Gains

Affiliated companies
Blue Stream Pipeline Co BV		24	865		14
Raffineria di Milazzo ScpA			70
Spanish Egyptian Gas Co SAE			351
Trans Austria Gasleitung GmbH	384				6
Other (*)	45	150	71	2	5
	429	174	1,357	2	25
Non consolidated subsidiaries
European Maritime Commerce BV		66
Saipem SA	252	349	29	3	3
Saipem SpA	742		377	2	13
Transmediterranean Pipeline Co Ltd	180				5
Other (*)	218	117	4	3	8
	1,392	532	410	8	29
	1,821	706	1,767	10	54

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions concern:

-	bank debt guarantees given on behalf of Blue Stream Pipeline Co BV and the cash deposit at Eni’s financial companies;
-	bank debt guarantees given on behalf of Raffineria di Milazzo ScpA and Spanish Egyptian Gas Co SAE;
-	the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd;
-	cash deposit at Eni’s financial companies of European Maritime Commerce BV;
-	financial concessions to Saipem SA and Saipem SpA and, exclusively with Saipem SA, cash deposit at Eni’s financial companies.

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35 Average number of employees

The average number of employees of the companies included in consolidation by type is as follows:

June 30, 2004	June 30, 2005

Senior managers	1,430	1,448
Junior managers	8,636	8,858
Employees	28,814	26,168
Workers	16,210	12,433
	55,090	48,907

The average number of employees of Saipem Group6 by type is as follows:

June 30, 2004	June 30, 2005

Senior managers	294	299
Junior managers	1,605	1,792
Employees	7,937	8,698
Workers	11,816	11,752
	21,652	22,541

The average number of employees is calculated as half of the total of the number of employees at the beginning and at the end of the period. Employees of companies consolidated on a proportional basis are recorded according to the control percentage. The average number of senior managers includes managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

36 Adjustment of the consolidated financial statements to U.S. GAAP

As its shares are listed in the New York Stock Exchange, Eni files a report (Form 20-F) to the Securities and Exchange Commission (SEC). The following information reconciles the Italian consolidated financial statements for the first half of 2005 to generally accepted accounting principles in the United States (U.S. GAAP).

Summary of significant differences between IFRS and U.S. GAAP
Eni’s consolidated financial statements at June 30, 2005 have been prepared in accordance the International Financial Reporting Standards (IFRS) adopted by the European Commission, which differ in certain respects from U.S. GAAP. A description of the significant differences and their effects on net profit and shareholders’ equity is set forth in the following notes. Compared with the Italian accounting principles adopted until December 31, 2004 the differences between IFRS and U.S. GAAP are considerably less.

(6)	Affiliate on which Eni exercises control but that is not included in consolidation.

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A) Exploration & Production activities

Exploration
Given their compatibility with IFRS, the internationally specific criteria have been applied for hydrocarbons exploration and production activities. In particular, exploration costs, including successful exploratory wells, are recorded as intangible assets and are amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes). Costs for the acquisition of exploration permits are capitalized and amortized over the expected period of benefit.

Under U.S. GAAP, costs relating to exploratory wells are initially capitalized as “incomplete wells and other” until it is determined if commercial quantities of reserves have been discovered (“successful efforts method”). That determination is made after completion of drilling the well, and the capitalized costs are either charged to expense or reclassified as part of Eni’s proved mineral interests. Costs of exploratory wells that have found commercially producible quantities of reserves that cannot be classified as proved remain capitalized after the completion of drilling if: (i) such wells have found a sufficient quantity of reserves to justify completion as a producing wells; (ii) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well is assumed to be impaired, and its costs, net of any salvage value, are charged to expense. Capitalized well costs related to proved properties are amortized over proved developed reserves on the basis of units of production. Other exploration costs, including geological and geophysical surveys, are expensed when incurred.

Development
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil and gas. Costs to operate and maintain wells and field equipment are expensed as incurred.

Under IFRS, costs of unsuccessful development wells are expensed immediately. Costs of successful development wells are capitalized and amortized on the basis of units of production.

Under U.S. GAAP, costs of productive wells and development dry holes, both tangible and intangible, are capitalized and amortized on the unit-of-production method.

B) Valuation of assets and subsequent revaluation
Both IFRS and U.S. GAAP require that assets which are impaired be written down to their fair value, with the following key differences.

Under IFRS, in order to determine whether an impairment exists, the carrying amount of an asset in question is compared with its recoverable amount which is represented by the greater of fair value, net of disposal costs and value in use which is calculated by discounting cash flows expected from the use of the asset and its ultimate disposition at the end of its useful life. Impairment charges are required to be reversed when the situation giving rise to an impairment ceases to exist.

Under U.S. GAAP, the recoverability of the value of the asset used in the production process is first checked by comparing the carrying amount with the sum of undiscounted cash flows expected from use of the asset and its ultimate disposition at the end of its useful life. Only if the result of this first check is negative does the entity write the asset down using discounted future cash flows. Under U.S. GAAP reversals of impairment charges are not permitted.

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C) Deferred tax assets and liabilities
Under IFRS, taxes payable relating to certain potential distributions from shareholders’ equity or upon liquidation of a company are accrued only to the extent such distributions are planned.

Under U.S. GAAP, deferred tax liabilities are recognized regardless of expected distribution of dividends or the disposal of investments. However, U.S. GAAP do not require the accrual of taxes when the investment is a foreign subsidiary and there is sufficient evidence that profits will remain permanently invested in the entity.

The adjustments included in Note 37 concern deferred taxes on undistributed earnings of subsidiaries and deferred taxes on acquired temporary differences. The adjustments also include the deferred tax effect of U.S. GAAP adjustments.

The adjustment relating to the results of the first half 2005 includes the impact of the circumstance that starting on January 1, 2005, the Company recorded for U.S. GAAP purposes the tax effects of temporary differences of activities conducted under the terms of certain production sharing arrangements where the company’s income tax liability is paid out of Eni’s share of oil and gas production. The effect of recording did not have a material effect on the company’s results of operations.

D) Intangible assets
Under U.S. GAAP intangible assets include the recording, separately from goodwill, of assets acquired in or following business combinations that arise from legal or contractual rights regardless of their ability to be transferred and of other intangible assets owned by the entity that can be transferred individually or together with other assets and liabilities. Intangible assets with definite lives are amortized by the straight line method over their useful lives. Intangible assets with indefinite lives are not amortized but are subject to annual impairment evaluations.

IFRS is consistent with U.S. GAAP. However, considering that in the first application of IFRS, Eni decided not to restate business combinations, the value of the related intangible assets is recorded as “Goodwill”.

Such accounting principles have been adopted starting January 1, 2002 for U.S. GAAP and January 1, 2004 for IFRS. The adjustments included in Note 37 concern, the reversal of the amortization of goodwill for the years 2002 and 2003.

E) Inventories
Under U.S. GAAP, crude oil, petroleum products and natural gas inventories are calculated using the LIFO method.

Under IFRS the LIFO method is not permitted.

F) Guarantees
Under IFRS, guarantees are recorded in the item “Commitments and contingencies”; when it is probable or certain that a guarantee will produce a liability, its estimated amount is accrued in a specific reserve.

U.S. GAAP requires a company to recognize a liability for the obligations it has undertaken in issuing a guarantee. This liability is to be recorded at the inception of a guarantee and is measured at fair value.

This difference did not generate a significant difference between U.S. GAAP and Italian GAAP.

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37 Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP

The following is a summary of the significant adjustments to net profit for the first half of 2004 and 2005 and to shareholders’ equity as of December 31, 2004 and as of June 30, 2005 that would be required if U.S. GAAP had been applied instead of IFRS in the consolidated financial statements.

(million euro)	First half 2004	First half 2005

Net profit according to the financial statements prepared under IFRS	3,365	4,343
Items increasing (decreasing) reported net profit:
A. successful-efforts accounting	(16)	(10)
B. elimination of assets impairments and revaluations	(49)	4
C. deferred income taxes	4	47
D. assets associated to the acquisition of a company (portfolio of clients)	(2)	(3)
E. inventories	(164)	(410)
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	(9)	(11)
Other adjustments	(134)	(150)
Effect of U.S. GAAP adjustments on minority interest (a)	(57)	(18)
Net adjustment	(427)	(551)
Net profit in accordance with U.S. GAAP	2,938	3,792
Net profit per share (b)	0.78	1.01
Net profit per ADS (based on five shares per ADS) (b)	3.89	5.03

(a)	Adjustment to account for minority interest portion of differences A through E, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.
(b)	Amounts in euro.

(million euro)	Dec. 31, 2004	June 30, 2005

Shareholders’ equity according to the financial statements prepared under IFRS	32,374	34,599
Items increasing (decreasing) reported shareholders’ equity (a):
A. successful-efforts accounting	2,072	2,300
B. elimination of assets impairments and revaluations	231	230
C. deferred income taxes	(2,982)	(2,971)
D. goodwill	846	811
D. assets associated to the acquisition of a company (portfolio of clients)	(11)	(14)
E. inventories	(1,080)	(1,490)
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	330	314
Other adjustments	(137)	(236)
Effect of U.S. GAAP adjustments on minority interest (b)	6	(27)
Net adjustment	(725)	(1,083)
Shareholders’ equity in accordance with U.S. GAAP	31,649	33,516

(a)	Items increasing (decreasing) reported shareholders’ equity of foreign companies are translated into euro at the exchange rate prevailing at the end of each period.
(b)	Adjustment to account for minority interest portion of differences A through E, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.

Shareholders’ equity under U.S. GAAP includes other comprehensive income, in negative, of euro 1,052 million as of December 31, 2004 and, in positive, of euro 514 million as of June 30, 2005. Such other comprehensive income primarily relates to exchange rate differences due to the translation of financial statements prepared in currencies other than the euro; amounts described are gross of deferred income taxes.

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The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

(million euro)	Dec. 31, 2004	June 30, 2005

ASSETS
Current assets
Cash and cash equivalent	988	1,146
Other financial assets for trading or held for sale	1,475	1,464
Trade and other receivables	13,268	13,824
Inventories	2,273	1,657
Income tax receivables	636	316
Other current assets	494	457
Total current assets	19,134	18,864
Non-current assets
Property, plant and equipment	39,646	42,384
Inventories - compulsory stock	662	1,467
Investment property	6	6
Intangible assets	5,125	5,134
Investments accounted for using the equity method	3,892	4,339
Other investments	439	411
Other financial assets	2,015	1,198
Deferred tax assets	1,160	1,505
Other non-current assets	275	1,483
Total non-current assets	53,220	57,927
TOTAL ASSETS	72,354	76,791
LIABILITIES AND EQUITY
Current liabilities
Current financial liabilities	4,474	3,444
Current portion of long-term debt	935	1,259
Trade and other payables	9,392	9,675
Taxes payable	2,423	3,584
Other current liabilities	594	753
Total current liabilities	17,818	18,715
Non-current liabilities
Long-term debt	7,288	7,171
Reserves for contingencies and charges	5,508	6,313
Provisions for employee benefits	746	921
Deferred tax liabilities	6,579	7,440
Other non-current liabilities	461	443
Total non-current liabilities	20,582	22,288
TOTAL LIABILITIES	38,400	41,003
SHAREHOLDERS’ EQUITY
Minority interests	2,305	2,272
Eni shareholders’ equity:
Share capital: 4,004,462,776 fully paid shares nominal value 1 euro each (4,004,424,476 shares at December 31, 2004)	4,004	4,004
Reserves	24,473	29,167
Net profit	6,401	3,792
Treasury shares	(3,229)	(3,447)
Total shareholders’ equity	31,649	33,516
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	72,354	76,791

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With regard to the profit and loss account, operating profit (loss) by industry segment and profit before income taxes, as determined under U.S. GAAP, would have been as follows:

(million euro)	First half 2004	First half 2005

Operating profit (loss) by industry segment
Exploration & Production	3,346	5,288
Gas & Power	2,092	2,051
Refining & Marketing	249	467
Petrochemicals	56	243
Other activities	(222)	(294)
Corporate and financial companies	(105)	(257)
	5,416	7,498
Net profit before income taxes	5,894	7,698

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report of independent auditors

PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE LIMITED REVIEW OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH ARTICLE 81 OF CONSOB REGULATION APPROVED BY RESOLUTION No. 11971 OF 14 MAY 1999 AND SUBSEQUENT AMENDMENTS

To the Shareholders of
Eni SpA

1.	We have performed a limited review of the consolidated interim financial statements and notes included in the report on the first half of 2005 of Eni SpA. The report on the first half of 2005 is the responsibility of Eni SpA's Directors. Our responsibility is to issue this report based on our limited review. We have also ensured that the report of Directors is consistent with other information in the interim financial reporting.

2.	Our work was conducted in accordance with the procedures for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with resolution no. 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the consolidated interim financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the date contained in the consolidated interim financial statements. The limited review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike the audit on the annual statutory and consolidated financial statements, we do not express a professional audit opinion on the consolidated interim financial statements.

3.	Regarding the comparative data of the consolidated financial statements of the prior year presented in the consolidated interim financial statements, reference should be made to our report dated 26 May 2005.

The comparative data of the consolidated interim financial statements of the prior year that have been restated in accordance with International Financial Reporting Standards (IFRS) and the related IFRS reconciliation schedules derive from the half-year figures prepared in accordance with the provisions of law and the accounting standards previously in force. Such

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data had been subject to a limited review by us, for which reference is made to our report dated 28 September 2004.
4.	Based on our review, no significant changes or adjustments came to our attention that should be made to the consolidated interim financial statements, identified in paragraph 1 of this report, in order to make them consistent with the criteria for the preparation of interim financial reporting established by Article 81 of the CONSOB Regulation approved by Resolution no. 11971 of 14 May 1999 and subsequent amendments.

5.	We draw to your attention that, as described in the paragraph "Basis of presentation" of the consolidated interim financial statements as at 30 June 2005, the criteria applied might differ from those under International Financial Reporting Standards (IFRS) in force at 31 December 2005, due to the future directions of the European Commission in respect of the endorsement of the international accounting standards or the issue of new principles, interpretations, or implementation guidance by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretation Committee (IFRIC).

Rome, 5 October 2005

PricewaterhouseCoopers SpA

Alberto Giussani
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation. The financial statements referred to in the above report have not been translated"

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Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
Euro 4,005,358,876 fully paid
Tax identification number 00484960588
Branches:
San Donato Milanese (MI) - Via Emilia, 1
San Donato Milanese (MI) - Piazza Ezio Vanoni, 1

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.it

Publications
Financial Statements prepared in accordance with Legislative Decree No. 127 of April 9, 1991 (in Italian)
Annual Report
Annual Report on Form 20-F for the Securities
and Exchange Commission
Health, Safety and Environment Report (in Italian and English)
Fact Book (in Italian and English)
Report on the First, the Second and the Third Quarter (in Italian and English)
Report on the First Half (in Italian)
prepared in accordance with art. 2428 of Italian Civil Code
Report on the First Half (in English)

Internet Home page: www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
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New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Layout and supervision: Studio Joly Srl - Rome - Italy
Printing: Ugo Quintily SpA - Rome - Italy
Printed on environment friendly paper: Fedrigoni Symbol Freelife Satin and Freelife Vellum

Cover: Lorenzo Mattotti, Value makers

Contents

Società per Azioni · Piazzale Enrico Mattei 1 - 00144 Rome · Tel +39.0659821 · Fax +39.0659822141 · www.eni.it

Eni S.p.A. By-laws as amended on September 23, 2005

Part I - Establishment - Name - Registered Office and Duration of the Company

ARTICLE 1

1.1 "Eni S.p.A." resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, is regulated by these by-laws.

ARTICLE 2

2.1 The registered head office of the company is located in Rome, Italy and the company’s  two branches in San Donato Milanese (MI).

2.2 Main representative offices, affiliates and branches may be established and/or wound up in Italy or abroad in compliance with the law.

ARTICLE 3

3.1 The company is expected to exist until December 31, 2100. Its duration may be extended one or more times by resolution of the shareholders' meeting.

Part II - Company Objects

ARTICLE 4

4.1 The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in respect of concessions provided by law.

The company also has the object of direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the fields of chemicals, nuclear fuels, geothermy and renewable energy sources, in the sector of engineering and construction of industrial plants, in the mining sector, in the metallurgy sector, in the textile machinery sector, in the water sector, including derivation, drinking water, purification, distribution and reuse of waters; in the sector of environmental protection and treatment and disposal of waste, as well as in every other business activity that is instrumental, supplemental or complementary with the aforementioned activities.

The company also has the object of managing the technical and financial co-ordination of subsidiaries and affiliated companies as well as providing financial assistance on their behalf.

The company may perform any operations necessary or useful for the achievement of the company objects; by way of example, it may initiate operations involving real estate, moveable goods, trade and commerce, industry, finance and banking asset and liability operations, as well as any action that is in any way connected with the company objects with the exception of public fund raising and the performance of investment services as regulated by Legislative Decree No. 58 of February 24, 1998. The company may take shareholdings and interests in other companies or businesses with objects similar, comparable or complementary to its own or those of companies in which it has holdings, either in Italy or abroad, and it may provide real and or personal bonds for its own and others' obligations, especially guarantees.

Part III - Capital - Shareholdings - Bonds

ARTICLE 5

5.1 The company capital is euro 4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) represented by 4,005,358,876 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) shares of ordinary stock with a nominal value of euro 1 (one) each.

5.2 Shares may not be split up and each share is entitled to one vote.

5.3 The fact of being a Shareholder in itself constitutes approval of these by-laws.

ARTICLE 6

6.1 Pursuant to Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, no one, in any capacity, may own company shares that entail a holding of more than 3 per cent of voting share capital.

Such maximum shareholding limit is calculated by taking into account the aggregate shareholding held by the controlling entity, either a physical or legal person or company; its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities as well as people related to the second degree by blood or marriage, also in the case of a legally separated spouse.

Control exists, with reference also to entities other than companies, in the cases envisaged by Article 2359, paragraphs 1 and 2 of the Civil Code.

Affiliation exists in the case set forth in Article 2359, paragraph 3 of the Civil Code as well as between entities that directly or indirectly, by way of subsidiaries, other than those managing investment funds, are bound, even with third parties, in agreements regarding the exercise of voting rights or the transfer of shares or portions of third companies or, in any event, in agreements or pacts as per Article 122 of Legislative Decree No. 58 of February 24, 1998 regarding third party companies if said agreements or pacts concern at least 10 per cent of the voting capital, if they are listed companies, or 20 per cent if they are unlisted companies.

The aforementioned shareholding limit (3 per cent) is calculated by taking into account shares held by any fiduciary nominee or intermediary. Any voting rights attributable to voting capital held or controlled in excess of the maximum limit indicated in the foregoing cannot be exercised and the voting rights of each entity to whom such limit on shareholding applies are reduced in proportion, unless otherwise jointly provided in advance by the parties involved. In the event that shares exceeding this limit are voted, any Shareholders' resolution adopted pursuant to such a vote may be challenged pursuant to Article 2377 of the Civil Code, if the required majority had not been reached without the votes exceeding the aforementioned maximum limit.

Shares not entitled to vote are included in the determination of the quorum at shareholders' meetings.

6.2 Pursuant to Article 2, paragraph 1 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, as modified by Article 4, Paragraph 227, of Law December 24, 2003 No. 350, the Minister of Economy and Finance retains the following special powers to be exercised in agreement with the Minister of Productive Activities and according to the criteria contained in the Decree issued by the President of the Council of Ministers on June 10, 2004:

a) opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which  – as per Decree issued by the Minister of Treasury on October 16, 1995 – are meant those representing at least 3% of share capital with the right to vote at the ordinary shareholders' meeting.

The opposition is expressed within ten days of the date of the notice to be filed by the Board of Directors at the time request is made for registration in the Shareholders' Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day term is not lapsed, the voting rights and the non-asset linked rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised, through a duly motivated act in connection with the prejudice that may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights and the other non-asset linked rights connected with the shares representing a material shareholding and must sell said shares within one year. Failing to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be sued by the transferee before the Regional Administrative Court of Latium within sixty days as of its issue;

b) opposition with respect to the subscription of Shareholders' pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary shareholders' meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days as of the date of the notice by Consob.

Until the ten-day term is not lapsed, the voting right and the other non-asset linked rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised through the issue of an act that shall be duly motivated in consideration of the prejudice that may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Latium within sixty days as of its issue;

c) veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company's registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting Shareholders before the Regional Administrative Court of Latium within sixty days as of its issue;

d) appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of Productive Activities will appoint his substitute.

ARTICLE 7

7.1 When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations are performed at the Shareholder's expense.

ARTICLE 8

8.1 In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.

ARTICLE 9

9.1 The shareholders' meeting may resolve to increase the company capital and establish terms, conditions and means thereof.

9.2 The shareholders' meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.

ARTICLE 10

10.1 Payments on shares are requested by the Board of Directors in one or more times.

10.2 Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.

ARTICLE 11

11.1 The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

Part IV - Shareholders' Meeting

ARTICLE 12

12.1 Ordinary and extraordinary shareholders' meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.

12.2 Ordinary shareholders’ meetings must be called at least once a year to approve the financial statements, within 180 days of the end of the business year, as the Company approves the Group Financial Statements.

ARTICLE 13

13.1 Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette, according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.

13.2 Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the certification issued by financial intermediaries at least two days before the date of the shareholders’ meeting  on first call.

ARTICLE 14

14.1 Each Shareholder entitled to attend the Meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the Meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.

14.2 The Chairman of the Meeting has to assure the regularity of written proxies and, in general, the right to attend the Meeting.

14.3 The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.

14.4 Eni S.p.A. shareholders' meetings are disciplined by Eni S.p.A.'s shareholders' meeting Regulation approved by the ordinary shareholders' meeting.

ARTICLE 15

15.1 The Meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Managing Director; in absence of both, by another person, duly delegated by the Board of Directors, failing which the Meeting may elect its own Chairman.

15.2 The Chairman of the Meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.

ARTICLE 16

16.1 The ordinary shareholders' meeting decides on all the matters for which it is legally entitled and authorises the transfer of the business.

16.2 Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.

16.3 Resolutions of the Meeting taken in compliance with the law and these by-laws are binding for all Shareholders even if absent or dissenting.

16.4 The minutes of ordinary meetings must be signed by the Chairman and the Secretary.

16.5 The minutes of extraordinary meetings must be drawn up by a notary public.

Part V - The Board of Directors

ARTICLE 17

17.1 The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders' meeting determines the number within these limits. The Minister of Economy and Finance in agreement with the Minister of Productive Activities may appoint another member, with no voting rights, pursuant to Article 6, second Paragraph, letter d), of the by-laws.

17.2 The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders' meeting convened to approve the financial statements of the last year of their office. They may be reappointed.

17.3 The Board members, except for the one appointed pursuant to Article 6.2, letter d) of these by-laws, are appointed by the shareholders' meeting on the basis of lists presented by Shareholders and by the Board of Directors, in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company's registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders' meeting. Candidate lists presented by Shareholders must be deposited at the company registered office and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders' meeting.

Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible. Companies that are controlling entities or are under common control, as defined by Article 2359, first Paragraph, of the Civil Code, by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders' meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the certification issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders' meeting.

Together with each list, within the aforementioned time limits, statements must be presented in which each candidate accepts his nomination and attests, in his own responsibility, that he possesses the requisites required by the norms in force for the corresponding appointments and that causes for his ineligibility and incompatibility are non existing.

Each person entitled to vote may vote for a candidate list only.

Board members will be elected in the following manner:

a)	seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;

b)	the remaining Board members will be drawn out from the other candidate lists; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected. In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members. In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders' meeting and the candidate elected will be the one who obtains a simple majority of the votes;

c)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders' meeting will make a resolution with the majorities prescribed by the law.

17.4 The shareholders' meeting may, even during the Board's term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.

17.5 If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders' meeting to appoint a new Board.

ARTICLE 18

18.1 If the shareholders' meeting has not appointed a Chairman, the Board will elect one of its members. The Director appointed pursuant to Article 6, second Paragraph, letter d) of the by-laws cannot be appointed as Chairman.

18.2 The Board, at the Chairman's proposal, appoints a Secretary, who need not belong to the company.

ARTICLE 19

19.1 The Board meets in the place indicated in the notice whenever the Chairman or, in case of absence or impediment, the Managing Director deems necessary, or when written application has been made by the majority of the members. The Board of Directors may be convened also pursuant to Article 28.4 of the by-laws. The Board of Directors' meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the Meeting is considered duly held in the place where the Chairman and the Secretary are present.

19.2 Usually notice is given at least five days in advance. In cases of urgency notice may be sent earlier. The Board of Directors decides on how to convene its meetings.

19.3 The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request.

ARTICLE 20

20.1 The Chairman of the Board or, in his absence, the oldest Board member in attendance chairs the Meeting.

ARTICLE  21

21.1 A majority of members of the Board having a voting right must be present for a Board meeting to be valid.

21.2 Resolutions are taken with the majority of votes of the Board members having a voting right present; should votes be equal, the person who chairs the Meeting has a casting vote.

ARTICLE 22

22.1 Resolutions of the Board are entered in the minutes, which are recorded in a book kept for that purpose pursuant to the law, and said minutes are signed by the Chairman of the Meeting and by the Secretary.

22.2 Copies of the minutes are bona fide if they are signed by the Chairman or the person acting for him and countersigned by the Secretary.

ARTICLE 23

23.1 The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or these by-laws reserve for the shareholders' meeting.

23.2 The Board of Directors is allowed to resolve on the following matters:

- the merger and the demerger of at least 90% directly owned subsidiaries;

- the establishment and winding up of branches;

- the amendment to the by-laws in order to comply with the current legislation.

23.3 The Board of Directors and the Managing Director report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Managing Director report to the Board of Statutory Auditors on operations entailing an interest on their behalf or on behalf of third parties.

ARTICLE 24

24.1 The Board of Directors delegates its powers to one of its members with the exception of the Director appointed pursuant Article 6, second Paragraph, letter d) of the by-laws, in compliance with the limits set forth in Article 2381 of the Civil Code. In addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Managing Director, a new Managing Director is simultaneously appointed. The Board of Directors, upon proposal of the Chairman and in agreement with the Managing Director, may confer powers for single acts or categories of acts to other members of the Board of Directors with the exception of the Director appointed pursuant Article 6, second Paragraph, letter d) of the by-laws. The Chairman and the Managing Director, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.

Further, on proposal of the Managing Director and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them.

ARTICLE 25

25.1 Legal representation towards any judicial or administrative authority and towards third parties, together with the company signature, are vested either onto the Chairman or the Managing Director.

ARTICLE 26

26.1 The Chairman and the members of the Board are remunerated in an amount established by the ordinary shareholders' meeting. Said resolution, once taken, will remain valid for subsequent business years until the shareholders' meeting decides otherwise.

ARTICLE 27

27.1 The Chairman:

a) represents the company according to the provisions of Article 25.1;

b) chairs the shareholders' meeting pursuant to Article 15.1;

c) convenes and chairs meetings of the Board of Directors pursuant to Articles 19.1 and 20.1;

d) ascertains whether Board resolutions have been implemented;

e) exercises the powers delegated to him by the Board of Directors pursuant to Article 24.1 of these by-laws.

Part VI - Board of Statutory Auditors

ARTICLE 28

28.1 The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice.

Pursuant to the aforementioned Ministerial Decree, the matters strictly connected to those of interest of the Company are: companies law, business economics and corporate finance.

Pursuant to said Ministerial Decree, the sectors strictly connected with those of interest of the Company are the engineering and geological sectors.

Those who are already appointed effective auditor or supervisory board member or audit committee member in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.

28.2 The effective Auditors and the alternate Auditors are appointed by the shareholders' meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order. For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 shall apply.

Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for not less than three years.

Three effective Auditors and one alternate Auditor will be drawn from the list that obtains the majority of votes.  The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately.

The shareholders' meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed.

To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders' meeting will resolve with the majorities prescribed by the law.

Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted pursuant to Article 17.3, letter b) of the by-laws.

28.3 Retiring Auditors may be reelected.

28.4 Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders' meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders' meeting and the Board of Directors, too.

Part VII - Financial Statements and Profits

ARTICLE 29

29.1 The business year ends on December 31 every year.

29.2 At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.

29.3 The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.

ARTICLE 30

30.1 Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.

Part VIII - Winding Up and Liquidation of the Company

ARTICLE 31

31.1 In the event the company is wound up, the shareholders' meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.

Part IX - General Provisions

ARTICLE 32

32.1 For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.

32.2 The Ministry of Economy and Finance may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.

ARTICLE 33

33.1 The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.